# GRUPO CARSO, S.A. DE C.V.



August 2, 2004

**Securities and Exchange Commission**
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of June 31, 2004 and 2003 for Grupo Carso, S.A. de C.V.

This statements are the translated version witch are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV)

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements



Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
**GRUPO CARSO, S.A. DE C.V.**

Quarter: 2 Year: 2004

RECEIVED
2004 AUG -9 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**CONSOLIDATED FINANCIAL STATEMENT**

AT JUNE 31 OF 2004 AND 2003

(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT | | QUARTER OF PREVIOUS | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **TOTAL ASSETS** | **69,077,165** | **100** | **65,321,896** | **100** |
| 2 | **CURRENT ASSETS** | **26,509,250** | **38** | **21,456,332** | **33** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 1,865,059 | 3 | 1,367,409 | 2 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 10,679,984 | 15 | 8,570,109 | 13 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 1,707,690 | 2 | 1,260,112 | 2 |
| 6 | INVENTORIES | 11,800,333 | 17 | 9,921,455 | 15 |
| 7 | OTHER CURRENT ASSETS | 456,184 | 1 | 337,247 | 1 |
| 8 | **LONG-TERM** | **2,365,674** | **3** | **2,114,670** | **3** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 302,805 | 0 | 60,041 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 1,513,709 | 2 | 1,493,628 | 2 |
| 11 | OTHER INVESTMENTS | 549,160 | 1 | 561,001 | 1 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **35,766,184** | **52** | **37,385,080** | **57** |
| 13 | PROPERTY | 27,125,210 | 39 | 27,683,827 | 42 |
| 14 | MACHINERY AND INDUSTRIAL | 34,761,422 | 50 | 36,392,537 | 56 |
| 15 | OTHER EQUIPMENT | 5,310,725 | 8 | 4,784,019 | 7 |
| 16 | ACCUMULATED DEPRECIATION | 32,902,527 | 48 | 32,865,686 | 50 |
| 17 | CONSTRUCTION IN PROGRESS | 1,471,354 | 2 | 1,390,383 | 2 |
| 18 | **DEFERRED ASSETS (NET)** | **3,823,792** | **6** | **3,849,961** | **6** |
| 19 | **OTHER ASSETS** | **612,265** | **1** | **515,853** | **1** |
| 20 | **TOTAL LIABILITIES** | **38,050,412** | **100** | **35,916,885** | **100** |
| 21 | **CURRENT LIABILITIES** | **16,185,790** | **43** | **17,295,722** | **48** |
| 22 | SUPPLIERS | 4,723,802 | 12 | 3,618,223 | 10 |
| 23 | BANK LOANS | 4,399,881 | 12 | 5,974,811 | 17 |
| 24 | STOCK MARKET LOANS | 2,049,906 | 5 | 1,945,325 | 5 |
| 25 | TAXES TO BE PAID | 1,493,967 | 4 | 1,730,256 | 5 |
| 26 | OTHER CURRENT LIABILITIES | 3,518,234 | 9 | 4,027,107 | 11 |
| 27 | **LONG-TERM LIABILITIES** | **12,292,064** | **32** | **9,670,288** | **27** |
| 28 | BANK LOANS | 8,742,064 | 23 | 7,008,598 | 20 |
| 29 | STOCK MARKET LOANS | 3,550,000 | 9 | 2,661,690 | 7 |
| 30 | OTHER LOANS | 0 | 0 | - | 0 |
| 31 | **DEFERRED LOANS** | **9,387,873** | **25** | **8,711,937** | **24** |
| 32 | **OTHER LIABILITIES** | **184,685** | **0** | **238,938** | **1** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **31,026,753** | **100** | **29,405,011** | **100** |
| 34 | **MINORITY INTEREST** | 6,466,275 | 21 | **6,041,665** | 21 |
| 35 | **MAJORITY INTEREST** | **24,560,478** | **79** | **23,363,346** | **79** |
| 36 | **CONTRIBUTED CAPITAL** | **7,637,143** | **25** | **7,678,567** | **26** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 942,293 | 3 | 981,384 | 3 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 4,823,472 | 16 | 4,825,339 | 16 |
| 39 | PREMIUM ON SALES OF SHARES | 1,871,378 | 6 | 1,871,844 | 6 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **16,923,335** | **55** | **15,684,779** | **53** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 51,470,616 | 166 | 51,542,297 | 175 |
| 43 | REPURCHASE FUND OF SHARES | 0 | 0 | 0 | 0 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (36,734,559) | (118) | (37,115,146) | (126) |
| 45 | NET INCOME FOR THE YEAR | 2,187,278 | 7 | 1,257,628 | 4 |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2004
**GRUPO CARSO, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| 3 | **CASH AND SHORT-TERM INVESTMENTS** | **1,865,059** | **100** | **1,367,409** | **100** |
| 46 | CASH | 469,516 | 25 | 486,141 | 36 |
| 47 | SHORT-TERM INVESTMENTS | 1,395,543 | 75 | 881,268 | 64 |
| 18 | **DEFERRED ASSETS (NET)** | **3,823,792** | **100** | **3,849,961** | **100** |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 3,152,400 | 82 | 3,089,488 | 80 |
| 49 | GOODWILL | 431,438 | 11 | 743,418 | 19 |
| 50 | DEFERRED TAXES | 0 | 0 | 16,796 | 0 |
| 51 | OTHERS | 239,954 | 6 | 259 | 0 |
| 21 | **CURRENT LIABILITIES** | **16,185,790** | **100** | **17,295,722** | **100** |
| 52 | FOREING CURRENCY LIABILITIES | 4,820,425 | 30 | 5,194,988 | 30 |
| 53 | MEXICAN PESOS LIABILITIES | 11,365,365 | 70 | 12,100,734 | 70 |
| 24 | **STOCK MARKET LOANS** | **2,049,906** | **100** | **1,945,325** | **100** |
| 54 | COMMERCIAL PAPER | 2,049,906 | 100 | 1,945,325 | 100 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | 0 | 0 |
| 26 | **OTHER CURRENT LIABILITIES** | **3,518,234** | **100** | **4,027,107** | **100** |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 1,039 | - | 365,364 | 9 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 3,517,195 | 100 | 3,661,743 | 91 |
| 27 | **LONG-TERM LIABILITIES** | **12,292,064** | **100** | **9,670,288** | **100** |
| 59 | FOREING CURRENCY LIABILITIES | 8,466,838 | 69 | 5,493,544 | 57 |
| 60 | MEXICAN PESOS LIABILITIES | 3,825,226 | 31 | 4,176,744 | 43 |
| 29 | **STOCK MARKET LOANS** | **3,550,000** | **100** | **2,661,690** | **100** |
| 61 | BONDS | 3,550,000 | 100 | 2,661,690 | 100 |
| 62 | MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 30 | **OTHER LOANS** | **0** | **100** | **0** | **100** |
| 63 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| 64 | OTHER LOANS WITHOUT COST | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **9,387,873** | **100** | **8,711,937** | **100** |
| 65 | NEGATIVE GOODWILL | 337,889 | 4 | 14,535 | 0 |
| 66 | DEFERRED TAXES | 9,049,940 | 96 | 8,697,099 | 100 |
| 67 | OTHERS | 44 | - | 303 | - |
| 32 | **OTHER LIABILITIES** | **184,685** | **100** | **238,938** | **100** |
| 68 | RESERVES | 180,426 | 98 | 166,947 | 70 |
| 69 | OTHERS LIABILITIES | 4,259 | 2 | 71,991 | 30 |
| 44 | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'EQUITY** | **(36,734,559)** | **100** | **(37,115,146)** | **100** |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | 238,392 | 1 | 238,392 | 1 |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | (36,972,951) | (101) | (37,353,538) | (101) |

## MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2004
**GRUPO CARSO, S.A. DE C.V.**

### CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 10,323,460 | 4,160,610 |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 74 | EXECUTIVES (*) | 979 | 945 |
| 75 | EMPLOYERS (*) | 47,216 | 44,976 |
| 76 | WORKERS (*) | 30,706 | 23,298 |
| 77 | CIRCULATION SHARES (*) | 814,904,118 | 848,710,400 |
| 78 | REPURCHASED SHARES (*) | 100,095,882 | 66,289,600 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2004
**GRUPO CARSO, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **NET SALES** | **31,359,633** | **100** | **26,939,986** | **100** |
| 2 | COST OF SALES | 22,909,231 | 73 | 19,535,817 | 73 |
| 3 | **GROSS INCOME** | **8,450,402** | **27** | **7,404,169** | **27** |
| 4 | OPERATING | 4,429,828 | 14 | 4,226,211 | 16 |
| 5 | **OPERATING INCOME** | **4,020,574** | **13** | **3,177,958** | **12** |
| 6 | TOTAL FINANCING COST | 354,634 | 1 | 761,190 | 3 |
| 7 | **INCOME AFTER FINANCING COST** | **3,665,940** | **12** | **2,416,768** | **9** |
| 8 | OTHER FINANCIAL OPERATIONS | 44,438 | 0 | 240,129 | 1 |
| 9 | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **3,621,502** | **12** | **2,176,639** | **8** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 1,465,843 | 5 | 996,810 | 4 |
| 11 | **NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING** | **2,155,659** | **7** | **1,179,829** | **4** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 518,983 | 2 | 438,311 | 2 |
| 13 | **CONSOLIDATED NET INCOME OF CONTINUOUS** | **2,674,642** | **9** | **1,618,140** | **6** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| 15 | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **2,674,642** | **9** | **1,618,140** | **6** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | **NET CONSOLIDATED INCOME** | **2,674,642** | **9** | **1,618,140** | **6** |
| 19 | NET INCOME OF MINORITY INTEREST | 487,364 | 2 | 360,512 | 1 |
| 20 | **NET INCOME OF MAJORITY INTEREST** | 2,187,278 | 7 | 1,257,628 | 5 |

## MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2004

**GRUPO CARSO, S.A. DE C.V.**

### CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **31,359,633** | **100** | **26,939,986** | **100** |
| 21 | DOMESTIC | 28,257,520 | 90 | 24,414,967 | 91 |
| 22 | FOREIGN | 3,102,113 | 10 | 2,525,019 | 9 |
| 23 | TRANSLATED IN TO DOLLARS (***) | 276,237 | 1 | 226,160 | 1 |
| **6** | **TOTAL FINANCING COST** | **354,634** | **100** | **761,190** | **100** |
| 24 | INTEREST PAID | 1,084,732 | 306 | 1,229,987 | 162 |
| 25 | EXCHANGE LOSSES | 823,246 | 232 | 1,565,193 | 206 |
| 26 | INTEREST EARNED | 532,543 | 150 | 205,556 | 27 |
| 27 | EXCHANGE PROFITS | 754,155 | 213 | 1,536,695 | 202 |
| 28 | GAIN DUE TO MONETARY POSITION | (271,453) | (77) | (291,739) | (38) |
| 42 | LOST IN DEVALUATION OF UDI'S | 5,086 | 1 | 0 | 0 |
| 43 | GAIN IN APPRECIATION OF UDI'S | 279 | 0 | 0 | 0 |
| **8** | **OTHER FINANCIAL OPERATIONS** | **44,438** | **100** | **240,129** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | 48,888 | 110 | 245,356 | 102 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | (4,450) | (10) | (5,227) | (2) |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **1,465,843** | **100** | **996,810** | **100** |
| 32 | INCOME TAX | 1,238,335 | 84 | 1,560,756 | 157 |
| 33 | DEFERED INCOME TAX | (33,902) | (2) | (740,711) | (74) |
| 34 | WORKERS' PROFIT SHARING | 233,912 | 16 | 229,165 | 23 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 27,498 | 2 | -52,400 | (5) |

(***) THOUSANDS OF DOLLARS

## MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2004
**GRUPO CARSO, S.A. DE C.V.**

### CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 31,359,634 | 26,939,987 |
| 37 | NET INCOME OF THE YEAR | 834,064 | 1,819,728 |
| 38 | NET SALES (**) | 62,034,916 | 55,450,142 |
| 39 | OPERATION INCOME (**) | 8,174,391 | 6,973,888 |
| 40 | NET INCOME OF MAYORITY INTEREST (**) | 2,931,356 | 1,984,809 |
| 41 | NET CONSOLIDATED INCOME (**) | 3,912,265 | 2,885,697 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

**MEXICAN STOCK EXCHANGE**
**SIFIC / ICS**

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2004
**GRUPO CARSO, S.A. DE C.V.**

**QUARTERLY CONSOLIDATED EARNING STATEMENT**
FROM APRIL THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **NET SALES** | **16,456,013** | **100** | **13,721,013** | **100** |
| 2 | COST OF SALES | 12,111,844 | 74 | 9,996,131 | 73 |
| 3 | **GROSS INCOME** | **4,344,169** | **26** | **3,724,882** | **27** |
| 4 | OPERATING | 2,239,175 | 14 | 2,157,772 | 16 |
| 5 | **OPERATING INCOME** | **2,104,994** | **13** | **1,567,110** | **11** |
| 6 | TOTAL FINANCING COST | 169,146 | 1 | 176,216 | 1 |
| 7 | **INCOME AFTER FINANCING COST** | **1,935,848** | **12** | **1,390,894** | **10** |
| 8 | OTHER FINANCIAL OPERATIONS | 3,340 | 0 | 73,917 | 1 |
| 9 | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **1,932,508** | **12** | **1,316,977** | **10** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 714,393 | 4 | 578,343 | 4 |
| 11 | **NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING** | **1,218,115** | **7** | **738,634** | **5** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 283,663 | 2 | 234,566 | 2 |
| 13 | **CONSOLIDATED NET INCOME OF CONTINUOUS** | **1,501,778** | **9** | **973,200** | **7** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| 15 | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **1,501,778** | **9** | **973,200** | **7** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | **NET CONSOLIDATED INCOME** | **1,501,778** | **9** | **973,200** | **7** |
| 19 | NET INCOME OF MINORITY INTEREST | 245,890 | 1 | 194,013 | 1 |
| 20 | **NET INCOME OF MAJORITY INTEREST** | **1,255,888** | **8** | **779,187** | **6** |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** | Quarter: 2 | Year: 2004

**GRUPO CARSO, S.A. DE C.V.**

### QUARTERLY CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| 1 | **NET SALES** | **16,456,013** | **100** | **13,721,013** | **100** |
| 21 | DOMESTIC | 14,852,484 | 90 | 12,463,728 | 91 |
| 22 | FOREIGN | 1,603,529 | 10 | 1,257,285 | 9 |
| 23 | TRANSLATED IN TO DOLLARS (***) | 140,582 | 1 | 114,583 | 1 |
| 6 | **TOTAL FINANCING COST** | **169,146** | **102** | **176,216** | **101** |
| 24 | INTEREST PAID | 402,164 | 238 | 692,132 | 393 |
| 25 | EXCHANGE LOSSES | 498,176 | 295 | 439,299 | 249 |
| 26 | INTEREST EARNED | 400,830 | 237 | 79,344 | 45 |
| 27 | EXCHANGE PROFITS | 313,516 | 185 | 863,146 | 490 |
| 28 | GAIN DUE TO MONETARY POSITION | (17,026) | (10) | (12,725) | (7) |
| 42 | LOST IN DEVALUATION OF UDI'S | 457 | 0 | 0 | 0 |
| 43 | GAIN IN APPRECIATION OF UDI'S | 279 | 0 | 0 | 0 |
| 8 | **OTHER FINANCIAL OPERATIONS** | **3,340** | **100** | **73,917** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | 5,362 | 161 | 75,150 | 102 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | (2,022) | (61) | (1,233) | (2) |
| 10 | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **714,393** | **100** | **578,343** | **100** |
| 32 | INCOME TAX | 525,400 | 74 | 581,286 | 101 |
| 33 | DEFERED INCOME TAX | 76,357 | 11 | (92,429) | (16) |
| 34 | WORKERS' PROFIT SHARING | 98,118 | 14 | 70,073 | 12 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 14,518 | 2 | 19,413 | 3 |

(***) THOUSANDS OF DOLLARS

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2004
**GRUPO CARSO, S.A. DE C.V.**

### CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 1 | **CONSOLIDATED NET INCOME** | **2,674,642** | **1,618,140** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | 727,413 | 84,552 |
| 3 | **CASH FLOW FROM NET INCOME OF THE YEAR** | **3,402,055** | **1,702,692** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (2,004,400) | (863,013) |
| 5 | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **1,397,655** | **839,679** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | 1,938,769 | 301,961 |
| 7 | CASH FLOW FROM INTERNAL FINANCING | (1,766,020) | (1,342,118) |
| 8 | **CASH FLOW GENERATED (USED) BY FINANCING** | **172,749** | **(1,040,157)** |
| 9 | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(1,894,707)** | **(995,636)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | (324,303) | (1,196,114) |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 2,189,362 | 2,563,523 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 1,865,059 | 1,367,409 |

**MEXICAN STOCK EXCHANGE**
**SIFIC / ICS**

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2004
**GRUPO CARSO, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 2 | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **727,413** | **84,552** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 1,191,307 | 1,118,804 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | (463,894) | (1,034,252) |
| 40 | + (-) OTHER ITEMS THAT DON'T HAVE RELATION WITH EBITDA | 0 | 0 |
| 4 | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(2,004,400)** | **(863,013)** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | (1,656,654) | (726,928) |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | (665,661) | 393,884 |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | (143,529) | (190,445) |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT | 242,571 | (898,229) |
| 22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | 218,873 | 558,705 |
| 6 | **CASH FLOW FROM EXTERNAL FINANCING** | **1,938,769** | **301,961** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | (369,881) | -172,041 |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | 1,520,686 | -651,348 |
| 25 | + DIVIDEND RECEIVED | 794,427 | 790,508 |
| 26 | + OTHER FINANCING | -6,463 | 334,842 |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| 7 | **CASH FLOW FROM INTERNAL FINANCING** | **(1,766,020)** | **(1,342,118)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | (26,082) | (20,947) |
| 31 | (-) DIVIDENS PAID | (747,183) | (845,315) |
| 32 | + PREMIUM ON SALE OF SHARES | (992,755) | (475,856) |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| 9 | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(1,894,707)** | **(995,636)** |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | 138,082 | (179,169) |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (969,205) | (310,406) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | -273,800 | (457,181) |
| 37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 71,637 | 31,518 |
| 39 | + (-) OTHER ITEMS | (861,421) | (80,398) |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2004
**GRUPO CARSO, S.A. DE C.V.**

**RATIOS**
CONSOLIDATED

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | 8.53 | % | 6.01 | % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 11.94 | % | 8.50 | % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 5.66 | % | 4.42 | % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 14.35 | % | 14.48 | % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | 10.15 | % | 18.03 | % |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 0.90 | times | 0.85 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 1.73 | times | 1.48 | times |
| 8 | INVENTORIES ROTATION (**) | 3.82 | times | 4.03 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 53 | days | 50 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 12.27 | % | 17.58 | % |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 55.08 | % | 54.98 | % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 1.23 | times | 1.22 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 34.92 | % | 29.76 | % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 34.37 | % | 25.87 | % |
| 15 | OPERATING INCOME TO INTEREST PAID | 3.71 | times | 2.58 | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 1.63 | times | 1.54 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 1.64 | times | 1.24 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 0.91 | times | 0.67 | times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 0.70 | times | 0.60 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 11.52 | % | 7.91 | % |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 10.85 | % | 6.32 | % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | (6.39) | % | (3.20) | % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | 1.29 | times | 0.68 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 1,122.30 | % | (29.03) | % |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | (1,022.30) | % | 129.03 | % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 51.15 | % | 31.18 | % |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
**GRUPO CARSO, S.A. DE C.V.**

Quarter: 2 Year: 2004

## DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

**Final Printing**

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | |
|---|---|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ 3.51 | | $ 2.29 | |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ 0.00 | | $ 0.00 | |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ 0.00 | | $ 0.00 | |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**) | $ 5.45 | | $ 3.33 | |
| 5 | EFECT OF DICONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ . | | $ 0.00 | |
| 6 | EFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERA TING PROFIT PER SHARE (**) | 0.40<br>$ 0.00 | | $ 0.00 | |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERA TING PROFIT PER SHARE (**) | $ 0.37 | | $ 0.00 | |
| 8 | CARRYING VALUE PER SHARE | $ 30.14 | | $ 27.53 | |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ 0.35 | | $ 0.37 | |
| 10 | DIVIDEND IN SHARES PER SHARE | 0.00 | shares | 0.00 | shares |
| 11 | MARKET PRICE TO CARRYING VALUE | 1.56 | times | 1.20 | times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | 13.43 | times | 14.43 | times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | 0.00 | times | 0.00 | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
**GRUPO CARSO, S.A. DE C.V.**

Quarter: 2 Year: 2004

**CONSOLIDATED**
**Final Printing**

### INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION | MEXICAN | SUSCRIPTION | FIXED | VARIABLE |
| A-1 | | 11 | 814,904,118 | | | 814,904,118 | 942,293 | |
| **TOTAL** | | | **814,904,118** | **0** | **0** | **814,904,118** | **942,293** | **0** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION**
814,904,118
**SHARES PROPORTION BY:**

**CPO'S :**
**UNITS :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's :**

### REPURCHASED OWN SHARES

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | MARKET VALUE OF THE SHARE AT QUARTER |
|---|---|---|---|
| A-1 | 100,095,882 | 33.01178 | 47.14000 |

# GRUPO CARSO, S.A. DE C.V.

RECEIVED
2004 AUG -9 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 2, 2004.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

In compliance with Rule 12g3-2(b), enclosed please find the complete copy of the Annual Report of Grupo Carso, S.A. de C.V. presented to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange of "BMV"), and to the Comisión Nacional Bancaria y de Valores (The Mexican National Banking and Securities Commission of "CNBV"), in accordance with general dispositions for securities issuers and other market participants, for the period ended December 31, 2003.

It is also attached a summary prepared by the company as a brief description in English of such document.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney-in-Fact

Lic. Alejandro Archundia Becerra
Attorney-in-Fact

# GRUPO CARSO, S. A. DE C. V.

MIGUEL DE CERVANTES SAAVEDRA # 255, COL. AMPLIACIÓN GRANADA
MÉXICO, D.F. C.P. 11520

**Summary of the**
**"ANNUAL REPORT PRESENTED IN ACCORDANCE WITH THE GENERAL REGULATIONS APPLICABLE TO THE ISSUERS OF SECURITIES AND OTHER PARTICIPANTS IN THE MARKET, FOR THE PERIOD ENDING ON DECEMBER 31st, 2003."**

**Quotation Symbol "GCARSO"**
**Series "A-1" Shares, ordinary, nominative, without statement of nominative value, corresponding to the minimum fixed capital without the right of withdrawal.**

**The securities are listed in the Securities Section of the National Securities Registry and are quoted on the Bolsa Mexicana de Valores, S.A. de C.V.**

**The registration in the National Securities Registry does not imply a certification as to the good standing of the value or the solvency of the issuer.**

1). GENERAL INFORMATION

**Executive Summary**

## Grupo Carso

Grupo Carso is one of the largest and most important holdings in Latin America. It controls and runs a large diversity of companies in lines of business such as commercial, industrial and consumption. Grupo Carso's main subsidiaries are: Grupo Sanborns, consisting of a chain of 126 Sanborns, that runs restaurants and stores, 34 Sanborns Café, 64 music stores, 48 Sears stores, 5 JC Penney stores, 157 El Globo bakeries and 28 coffee bars under the name The Coffee Factory and Café Caffé; Condumex, devoted to manufacturing, trading and installation of products and services for the construction, energy, automotive industry and telecommunications markets; Nacobre, a company which manufactures copper and copper alloy products, which are used in the construction, automotive and electrical industries, as well as aluminum and PVC; Frisco, which has operations in the railway, chemical and mining sectors; Porcelanite, manufacturer of all kinds of ceramic coatings for floors, walls and adhesives; and Cigatam, a tobacco company wich produces Malboro, Benson and Hedges, and Delicados cigarettes among other brands.

Grupo Carso has high level strategic partners. Global companies renowned in their line of business, participate with Carso in some sectors, such is the case of Delphi Automotive Systems and Dana Corporation in the automotive sector, Philip Morris International (PMI) in manufacturing, distributing and trading cigarettes, and Sears Roebuck USA in the commercial sector, among others.

## Operations

The consolidated sales for 2003 were of $56,686 million, a 5.1% growth compared to the $53,950 million reported during the previous year. The operating profit was $7,213, 08% less that the $7,274 million obtained during year 2002; the operating margin decreased by 76 basis points, to reach 12.7%. Grupo Carso's consolidated operating flow reached $9,452 million, an increase of 0.3% as compared to the $9,420 million generated during 2002. The EBITDA margin lost 80 basis points, reaching 16.7%

During 2003, Grupo Carso maintained its focus in what it considers to be strategic areas. In the energy sector, in spite of the fact that structural reforms agreement haven't been entered, an increase in CFE and Luz y Fuerza del Centro investments was observed, supporting the production and installation volumes in that area. In addition, the Group has joined the oil platform construction segment. Investments were made in fields located in the state of Veracruz, and so far it has been granted three bids amounting approximately $116 million dollars. The comprehensive experience in making capital assets, and the agreements entered with companies having an expertise on technological consultancy and purveyance, foretells good results in that area.

The construction sector continued to grow strongly over the year. The figures regarding the construction of social interest, medium level and residential housing, grew as compared to the previous year. alike activity was recorded on infrastructure projects. As a result of the aforementioned, Condumex, Nacobre and Porcelanite reported growth on their production volumes.

Telecommunications area, Condumex reported important growth in its production and installation volumes. The year was an expression of the investments made by our domestic market main costumers.

Lastly, industrial area wise, Carso continued to experience a cost-effective operation in other sectors such as railway transportation, mining, chemicals and automotive.

An unwavering stores and consumption sector, with a moderate growth in sales and maintaining solid operating margins. During the year, consumption showed signs of slowing down which resulted in a strong competition, with aggressive publicity campaigns which tried to capture the consumer's attention.

Grupo Carso continued with its strategy to strengthen its financial structure. Thus, the net debt at the closing of the year reached $15,516 million, an amount which represented a 0.7% reduction as compared to the previous year. The Net Debt to Capital ratio improved, going from 54.6% in 2002 to 52.0% in 2003. Additionally, Grupo Carso improved its debt profile during the year, by extending the length of the same and improving its financial cost. The generated cash flow was used as well for the conservation of the fixed assets and capacity investments, a heading which represented $209 million dollars over the year. Also, a dividend equal to 70 cents per share was paid in two exhibits, totaling approximately $55 million dollars, and under the share repurchase program authorized by the shareholders meeting, the Group repurchased a total amount of 28.6 million shares, at an average price of $30.20 per share, amounting to approximately $80 million dollars.

## Financial Status

**RELEVANT INFORMATION**
**Figures in thousands of unvarying pesos as of December 31, 2003***

| Company | Item | 2001 | 2002 | 2003 | Variation 2002 vs 2001 | Variation 2003 vs 2002 |
|---|---|---|---|---|---|---|
| Gcarso | Sales | 56,466,257 | 53,950,429 | 56,685,625 | -4% | 5% |
| | Operating Profit | 8,735,688 | 7,274,110 | 7,213,475 | -17% | -1% |
| | Majority Net Profit | 1,789,719 | 2,120,580 | 1,969,408 | 18% | -7% |
| | EBITDA | 10,778,502 | 9,426,289 | 9,452,417 | -13% | 0% |
| | Total Assets | 70,047,120 | 65,373,244 | 65,947,045 | -7% | 1% |
| | Total Liabilities | 43,871,331 | 36,789,990 | 36,127,292 | -16% | -2% |
| | Consolidated Accounting Capital | 26,175,789 | 28,583,254 | 29,819,753 | 9% | 4% |
| | Outstanding stock (1) | 890,565,821 | 882,262,311 | 849,779,059 | -1% | -4% |
| | Profit per share | 2.01 | 2.40 | 2.32 | 20% | -3% |

*with the exception of Outstanding Shares and Profit per Share
(1) Weighted Average



Share's Behavior
(Dec02 = 100)
160
150
140
130
120
110
100
90
80
70
Dec 02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
IPyC
gcarso A1

## 3). FINANCIAL INFORMATION

### a) Selected Financial Information

The following charts show a summary of the Company's selected consolidated financial information which results from, and must be read together with, the Audited Financial Statements. The Financial Statements corresponding to the fiscal year 2003 were audited by PricewaterhouseCoopers, S.C.

**GRUPO CARSO, S.A. DE C.V. & SUBSIDIARIES**

**Selected Financial Information**
**In Unvarying Pesos at closing on December 2003**

(THOUSANDS OF PESOS)

| Items | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net Sales | 56,685,625 | 53,950,429 | 56,466,257 |
| Gross Profit | 15,678,586 | 15,441,604 | 16,926,959 |
| Operating Profit | 7,213,475 | 7,274,110 | 8,735,688 |
| EBITDA | 9,452,417 | 9,426,289 | 10,778,502 |
| Majority Net Profit | 1,969,408 | 2,120,580 | 1,789,719 |
| Profit per Share | 2.32 | 2.40 | 2.01 |
| Investments in Fixed Assets | 2,100,189 | 1,544,559 | 2,431,157 |
| Depreciation & Amortization during the Period | 2,238,942 | 2,152,179 | 2,042,815 |
| Total Assets | 65,947,045 | 65,373,244 | 70,047,120 |
| Total Liabilities with Cost | 17,670,243 | 18,141,445 | 24,100,152 |
| Consolidated Accounting Capital | 29,819,753 | 28,583,254 | 26,175,789 |
| Accounts Receivables Turnover (days) | 49 | 45 | 48 |
| Accounts Payable Turnover (days) | 34 | 36 | 38 |
| Inventory Turnover (times) | 3.80 | 3.85 | 3.71 |
| Cash Dividends Determined per Share | 0.71 | 0.00 | 0.00 |

## b) Financial Information by Business Area, Geographic Area, and Export Sales.

*GRUPO CARSO, S.A. DE C.V. & SUBSIDIARIES*
INFORMATION PER BUSINESS AREA
(THOUSANDS OF PESOS)

**2003**

| BUSINESS AREA | Cigarette Factory | Ceramic Coatings | Copper and Aluminum By-products | Products for Automotive Construction and, Telecommunications Industries | Stores | Mining | Others and Removals | CONSOLIDATED TOTAL |
|---|---|---|---|---|---|---|---|---|
| Operating Income | 11,058,042 | 3,248,869 | 5,047,964 | 13,811,927 | 19,079,896 | 3,127,673 | 1,311,254 | **56,685,625** |
| Operating Profit | 752,728 | 728,172 | 332,244 | 1,608,146 | 2,977,353 | 354,915 | 459,917 | **7,213,475** |
| Consolidated Net Profit (Loss) for the Year | 383,297 | 338,980 | (370,012) | 565,799 | 1,690,137 | (478,770) | 680,252 | **2,809,683** |
| Depreciation Amortization | 145,003 | 313,053 | 251,115 | 473,003 | 591,225 | 367,326 | 98,217 | **2,238,942** |
| *Goodwill and Deferred Credits Amortization* | 0 | 17,348 | 0 | 50,806 | 125,182 | 61,223 | 109,521 | **364,080** |
| Investment in Partners' Stocks and Non consolidated Real State Trust | 0 | 0 | 145 | 657,936 | 896,372 | 100,494 | 917,286 | **2,572,233** |
| Total Assets | 3,857,375 | 6,033,060 | 8,613,886 | 15,445,935 | 22,724,044 | 7,054,293 | 2,218,452 | **65,947,045** |
| Total Liabilities | 2,656,818 | 3,493,133 | 4,440,282 | 5,906,718 | 13,308,904 | 4,789,599 | 1,531,838 | **36,127,292** |

**2002**

| BUSINESS AREA | Cigarette Factory | Ceramic Coatings | Copper and Aluminum By-Products | Products for Automotive Construction, and Telecommunications Industries | Stores | Mining | Others and Removals | CONSOLIDATED TOTAL |
|---|---|---|---|---|---|---|---|---|
| Operating Income | 10,810,799 | 2,978,930 | 4,663,376 | 12,616,952 | 18,547,863 | 2,753,248 | 1,579,261 | **53,950,429** |
| Operating Profit | 728,362 | 557,956 | 442,167 | 1,694,020 | 2,946,826 | 407,534 | 497,245 | **7,274,110** |
| Consolidated Net Profit (Loss) for the Year | 499,271 | 77,593 | 128,900 | 705,240 | 1,896,601 | (119,941) | (58,690) | **3,128,974** |
| Depreciation Amortization | 192,074 | 299,493 | 243,814 | 403,952 | 598,802 | 279,614 | 134,430 | **2,152,179** |
| *Goodwill and Deferred Credits Amortization* | 0 | 17,970 | 0 | 80,793 | (106,112) | 59,601 | 176,588 | **228,840** |
| Investment on Partner' stocks and Non Consolidated Real State Trust | 0 | 0 | 151 | 730,319 | 714,929 | 104,328 | 909,097 | **2,458,824** |
| Total Assets | 4,099,945 | 5,897,039 | 8,773,350 | 13,068,080 | 22,009,246 | 7,332,666 | 4,192,918 | **65,373,244** |
| Total Liabilities | 2,764,841 | 3,601,165 | 4,433,802 | 4,739,478 | 14,058,474 | 4,656,595 | 2,535,635 | **36,789,990** |

**2001**

| BUSINESS AREA | Cigarette Factory | Ceramic Coatings | Copper and Aluminum By-products | Products for Automotive Construction and, Telecommunications Industries | Stores | Mining | Others and Removals | CONSOLIDATED TOTAL |
|---|---|---|---|---|---|---|---|---|
| Operating Income | 9,637,517 | 2,844,028 | 5,357,593 | 15,653,166 | 18,228,519 | 3,023,623 | 1,721,811 | **56,466,257** |
| Operating Profit | 707,842 | 613,012 | 622,864 | 2,584,602 | 3,090,438 | 362,795 | 754,135 | **8,735,688** |
| Consolidated Net Profit (Loss) for the Year | 353,553 | 387,628 | (53,748) | 1,456,106 | 1,336,478 | (96,535) | (891,100) | **2,492,382** |
| Depreciation Amortization | 195,978 | 244,925 | 268,147 | 391,541 | 555,751 | 289,424 | 97,049 | **2,042,815** |
| *Goodwill and Deferred Credits Amortization* | 0 | 16,284 | 0 | 41,057 | (328,382) | 64,201 | 226,252 | **19,412** |
| Investment on Partners' Stocks and Non-Consolidated Real State Trust | 0 | 0 | 159 | 819,456 | 716,213 | 111,691 | 736,772 | **2,384,291** |
| Total Assets | 3,896,245 | 6,047,960 | 8,771,234 | 14,032,952 | 21,974,705 | 8,315,441 | 7,008,583 | **70,047,120** |
| Total Liabilities | 2,437,062 | 4,118,158 | 4,814,347 | 6,106,929 | 15,583,237 | 6,130,925 | 4,680,673 | **43,871,331** |

GRUPO CARSO, S.A. DE C.V., AND SUBSIDIARIES
EXPORT SALES ANALYSIS BY GEOGRAPHIC AREA
FOR THE FOLLOWING PERIODS:
(THOUSAND OF PESOS)

| SALES | 2001 | % O/TOTAL SALES | 2002 | % O/TOTAL SALES | 2003 | % O/TOTAL SALES |
|---|---|---|---|---|---|---|
| NORTH AMERICA | 4,282,322 | 7.58% | 3,694,789 | 6.85% | 3,969,146 | 7.00% |
| CENTRAL, SOUTH AMERICA AND THE CARIBBEAN | 903,647 | 1.60% | 659,585 | 1.22% | 710,115 | 1.25% |
| EUROPE | 539,984 | 0.96% | 317,702 | 0.59% | 384,592 | 0.68% |
| REST OF THE WORLD | 46,387 | 0.08% | 9,047 | 0.02% | 18,482 | 0.03% |
| EXPORT SALES | 5,772,340 | 10.22% | 4,681,123 | 8.68% | 5,082,335 | 8.96% |
| MEXICO | 50,693,917 | 89.78% | 49,269,306 | 91.32% | 51,603,290 | 91.04% |
| TOTAL SALES | 56,466,257 | 100.00% | 53,950,429 | 100.00% | 56,685,625 | 100.00% |

i) **Operating Results**

**GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES**
**RELEVANT INFORMATION**
**Amounts in unvarying pesos as of December 2003**
(Thousands of pesos)

| ITEM | 2003 | 2002 | 2001 |
|---|---|---|---|
| Sales | 56,685,625 | 53,950,429 | 56,466,257 |
| Cost of Sales | 41,007,039 | 38,508,825 | 39,539,298 |
| Operating expenses | 8,465,111 | 8,167,494 | 8,191,271 |
| Operating Profit | 7,213,475 | 7,274,110 | 8,735,688 |
| Financing Cost | (1,423,482) | (2,224,323) | (2,660,385) |
| Interest Earned | 821,459 | 963,572 | 1,369,401 |
| Interest Paid | (2,512,891) | (3,823,690) | (4,803,421) |
| Losses in exchange - Net | (465,554) | (658,831) | (166,900) |
| Profit monetary position | 733,504 | 1,294,626 | 940,535 |
| Tax Provisions | 2,223,370 | 2,140,468 | 3,090,114 |
| Income Tax (ISR) | 1,911,416 | 1,726,828 | 2,559,865 |
| PTU | 311,954 | 413,640 | 530,249 |
| Net Profit | 1,969,408 | 2,120,580 | 1,789,719 |



| | 2001 | 2002 | 2003 |
|---|---|---|---|
| Sales | 56,466 | 53,950 | 56,686 |
| Operating Margin | 15.47% | 13.48% | 12.73% |
| EBITDA Margin | 19.09% | 17.47% | 16.68% |

**Sales Share by Subsidiary 2003**



33.7% - Grupo Sanborns
24.4% - Condumex
8.9% - Nacobre
5.5% - Frisco
5.7% - Porcelanite
19.5% - Cigatam
2.3% - Others

Operating Profit-sharing by Subsidiary 2003



41.3% - Grupo Sanborns
22.3% - Condumex
4.6% - Nacobre
4.9% - Frisco
10.1% - Porcelanite
10.5% - Cigatam
6.3% - Others

Economic growth for the year 2003 was below market expectations; nevertheless, the results of the subsidiaries of Grupo Carso reflected a recovery during the second half of the year. The industrial companies, headed by Grupo Condumex, reported a constant trend in the improvement of results, driven by their performance in the Construction, Energy and Telecommunications sectors. The stores and consumption companies, in spite of the decrease in consumption, maintained their expansion and sales growth program.

The consolidated sales for 2003 reached $56,686 million, a growth of 5.1% as compared to the $53,950 million reported during the previous year. Operating profit resulted from $7,213, 0.8% less than the $7,274 million of the year 2002; the operating margin decreased by 76 basis points, reaching 12.7%. The consolidated operative flow of Grupo Carso reached $9,452 million, an increase of 0.3% as compared to the $9,426 million generated in 2002. The EBIDTA margin lost 80 basis points, to reach 16.7%

During the year 2003, Grupo Carso maintained its focus on those sectors it considers to be strategic. In the energy sector, even without being able to reach agreements regarding structural reforms, there was an increase in investments by CFE and Luz y Fuerza del Centro, increasing the production and installation volumes in this sector. Additionally, the group entered the construction of oil platforms segment. Investments were made in yards located in the state of Veracruz and three contests were won for an amount of approximately $116 million dollars. The group's experience in the manufacture of capital goods, together with agreements signed with companies specialized in technological advice and purveyance; predict good results in this area.

The construction sector continued with its dynamic growth over the year. The construction figures of social interest, medium level and residential housing, had an important growth as compared to the previous year. Activity in infrastructure projects reported important growth as well. As a result of the aforementioned, Condumex, Nacobre and Porcelanite reported important growth in their production volumes.

In the telecommunications area, Condumex reported significant growth in its production and installation volume. The year reflected the investments made by our most important clients in the domestic market.

Finally, as to the industrial area, Carso kept on having a cost-effective operation in other sectors, such as railway transportation, mining, chemicals and automotive.

The stores and consumption sectors were stable, with moderate growth in sales and upholding solid operational margins. All during the year, consumption showed signs of slowing down, as a result of intense competition, with aggressive advertising campaigns aiming to catch the consumers' interest.

At the same time, a dividend of 70 cents per share was paid out in two exhibits over the year, accounting for an amount of approximately $55 million dollars, and under the share repurchase program authorized by the shareholders meeting, the Group repurchased a total amount of 28.6 million shares, at an average price of $30.20 per share, amount which added up to approximately $80 million dollars.

# GRUPO CARSO, S. A. DE C. V.

**MIGUEL DE CERVANTES SAAVEDRA # 255, COL. AMPLIACIÓN GRANADA**
**MÉXICO, D.F. C.P. 11520**



## "REPORTE ANUAL QUE SE PRESENTA DE ACUERDO CON LAS DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A LAS EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO, PARA EL PERÍODO TERMINADO EL 31 DE DICIEMBRE DE 2003."

**Clave de cotización: "GCARSO"**
**Acciones Serie "A-1", ordinarias, nominativas, sin expresión de valor nominal, correspondientes al capital mínimo fijo sin derecho a retiro.**

**Los valores de la empresa se encuentran inscritos en la Sección de Valores del Registro Nacional de Valores, y cotizan en la Bolsa Mexicana de Valores, S. A. de C. V.**

**La inscripción en el Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor.**

**Grupo Carso**
**Reporte Anual 2003**

## Índice

1). INFORMACIÓN GENERAL

**a) Glosario de Términos y Definiciones**

**Artes Gráficas Unidas, S. A. de C. V.-** Artes Gráficas Unidas (Agusa).

**Bolsa Mexicana de Valores, S. A. De C. V.-** BMV.

**Carso Global Telecom.-** Telecom.

**Cigarros la Tabacalera Mexicana, S. A. de C. V.-** Cigatam

**Comisión federal de Electricidad.-** CFE

**Comisión Nacional Bancaria y de Valores.** CNBV.

**Compañía Hulera Euzkadi, S. A.-** Euzkadi.

**CompUSA Inc.-** CompUSA.

**Conductores Latincasa, S. A. de C. V.-** Latincasa.

**Controladora y Administradora de Pastelerías, S. A. de C. V.-** El Globo.

**Proyectos y Construcciones Procisa, S.A. de C.V..** -(Antes Corporación Industrial Llantera, S.A. de C.V.).

**Cuprum, S. A. de C. V.-** Cuprum

**Dana Corporation.-** Dana

**Delphi Automotive Systems.-** Delphi.

**Diario Oficial de la Federación.** DOF.

**EBITDA.-** Por sus siglas en Inglés, (*Earnings Before Interest, Taxes, Depreciation and Amortization)*. Resultado antes de intereses, impuestos, depreciación y amortización. También conocido como flujo operativo.

**El Palacio de Hierro, S. A. de C. V.-** El Palacio de Hierro, Palacio de Hierro.

**El Puerto de Liverpool, S. A. de C. V.-** Liverpool.

**Empresas Frisco, S. A. de C. V.-** Frisco

**Estados Unidos de América.-** Estados Unidos, EUA.

**Fábricas de Papel Loreto y Peña Pobre.-** Lypp.

**Farmacias Benavides, S. A. de C. V.-** Benavides.

**Farmacias Guadalajara, S. A. de C. V.-** Fragua.

**Ferrosur, S. A. de C. V.** Ferrosur.

**Fitch México, S. A. de C. V.-** Fitch

**Galas de México, S. A. de C. V.-** Galas de México, (Galas).

**General Tire de México, S. A. de C. V.-** General Tire de México, General Tire.

**Grupo Aluminio, S. A. de C. V.-** Grupo Aluminio.

**Grupo Carso, S. A. de C. V.-** Grupo Carso, GCarso, Carso, La Compañía, la Emisora, la Empresa.

**Grupo Condumex, S. A. de C. V.-** Condumex.

**Grupo Industrias Unidas, S. A. de C. V.**- IUSA.

**Grupo Sanborns, S. A. de C. V.-** Grupo Sanborns, Gsanborns.

**Impuesto Especial sobre Producción y Servicios.** IEPS.

**Indalum S. A. de C. V..-** Indalum

**Industrias Nacobre, S. A. de C. V.-** Nacobre.

**IPyC.-** Índice de precios y cotizaciones de la BMV.

**La Feria del Disco México, S. A. de C. V.-** La Feria del Disco.

**Ladrillera Monterrey, S. A. de C. V.-** Lamosa.

**Nueva Walmart de México, S. A. de C. V.-** Walmart de México, Walmex.

**OTC**.- Mercado sobre el mostrador (*Over The Counter*, por sus siglas en inglés.)

**Philip Morris International.-** PMI

**Plásticos Omega, S. A. de C. V..-** Plásticos Omega.

**Plásticos Rex, S. A. de C. V.-** Plásticos Rex

**Porcelanite Holding, S. A. de C. V.-** Porcelanite.

**Promotora Musical, S. A. de C. V.-** Promotora Musical.

**Promotora Sanborns, S. A. de C. V.-** Promotora Sanborns.

**Química Flúor, S. A. de C. V.-** Química Flúor.

**Registro Nacional de Valores.** RNV.

**Salinas y Rocha, S. A. de C. V.-** Salinas y Rocha.

**Sanborn Hermanos, S. A.-** Sanborns, Sanborn Hnos.

**Sears Roebuck de México, S. A. de C. V.-** Sears, Sears México.

**Sears Roebuck Inc.-** Sears Roebuck USA, Sears Roebuck.

**Secretaría de Comunicaciones y Transportes.-** SCT

**Standard and & Poor's, S. A. de C. V.**- S&P

**Teléfonos de México, S. A. de C. V.-** Telmex.

**Tenedora U.S., S. A. de C. V.**- Tenedora, Tenus.

**Trasportación Ferroviaria Mexicana, S. A. de C. V.-** Trasportación Ferroviaria Mexicana, TFM.

**U.S. Commercial Corp., S. A. de C. V.-** U.S. Commercial, Uscom.

## b). Resumen Ejecutivo

### Grupo Carso

Grupo Carso es uno de los conglomerados más grandes e importantes de América Latina. Controla y opera gran variedad de empresas en el ramo comercial, industrial y de consumo. Las principales subsidiarias de Grupo Carso son: Grupo Sanborns, formado por una cadena de 126 Sanborns con operaciones de restaurante y tienda, 34 Sanborns Café, 64 tiendas de música, 48 tiendas Sears, 5 tiendas JC Penney, 157 pastelerías El Globo y 28 barras de café bajo el nombre de The Coffee Factory y Café Caffé; Condumex, dedicada a la manufactura, comercialización e instalación de productos y servicios para los mercados de la construcción, energía, industria automotriz y telecomunicaciones; Nacobre, empresa fabricante de productos de cobre y sus aleaciones, que se utilizan en las industrias de la construcción, automotriz y eléctrica, así como de aluminio y PVC; Frisco, con operaciones en sectores ferroviario, químico y minero; Porcelanite, productor de toda clase de recubrimientos cerámicos para pisos, muros y adhesivos; y Cigatam compañía tabacalera que produce cigarros de marcas como Marlboro, Benson and Hedges, y Delicados, entre otras.

Grupo Carso cuenta con socios estratégicos de primer nivel. Empresas globales y de alto reconocimiento en su ramo participan con Carso en algunos sectores, como es el caso de Delphi Automotive Systems y Dana Corporation en el sector automotriz, Philip Morris International (PMI) en la manufactura, distribución y comercialización de cigarrillos, y Sears Roebuck USA en el sector comercial, entre otros.

### *Operaciones*

Las ventas consolidadas de 2003 ascendieron a $56,686 millones, un crecimiento de 5.1% en comparación con los $53,950 millones reportados un año atrás. La utilidad de operación resultó de $7,213, 0.8% menor que los $7,274 millones del año 2002; el margen de operación bajó 76 puntos base, ubicándose en 12.7%. El flujo operativo consolidado de Grupo Carso ascendió a $9,452 millones, un incremento de 0.3% en comparación con los $9,426 millones que se generaron en 2002. El margen EBITDA perdió 80 puntos base, para ubicarse en 16.7%.

Durante 2003, Grupo Carso mantuvo su enfoque en los sectores que considera estratégicos. En el sector energía, aún sin lograr acuerdos en materia de reformas estructurales, se observó un incremento en las inversiones de CFE y Luz y Fuerza del Centro, favoreciendo a los volúmenes de producción e instalación de esta división. Adicionalmente, se incursionó en el segmento de construcción de plataformas petroleras. Se llevaron a cabo inversiones en patios ubicados en el estado de Veracruz, y se ganaron tres concursos por un monto aproximado de $116 millones de dólares. La basta experiencia en manufactura de bienes de capital, junto con los acuerdos firmados con empresas especializadas en materia de asesoría tecnológica y proveeduría, auguran buenos resultados en esta materia.

El sector construcción continuó mostrando dinamismo durante el año. Las cifras de construcción de vivienda de interés social, media y residencial, mostraron crecimientos en relación al año anterior. De igual forma, se incrementó la actividad en proyectos de infraestructura. Derivado de lo anterior, Condumex, Nacobre y Porcelanite mostraron crecimiento en sus volúmenes de producción.

En el rubro de las telecomunicaciones, Condumex reportó crecimientos significativos en sus volúmenes de producción y de instalaciones. El año reflejó las inversiones de nuestros principales clientes en el mercado doméstico.

Finalmente, en lo que se refiere a la parte industrial, Carso mantuvo una operación rentable en otros sectores como transportación ferroviaria, minería, químicos y automotriz.

El sector comercial y de consumo mostró estabilidad, con crecimiento moderado en ventas y manteniendo sólidos márgenes de operación. A lo largo del año, el consumo mostró signos de desaceleración que derivaron en una intensa competencia, con agresivas campañas promocionales que buscaban captar el interés del consumidor.

Grupo Carso continuó con su estrategia de fortalecer su estructura financiera. Así la deuda neta al cierre de año se ubicó en $15,516 millones, cifra que representó una reducción de 0.7% en comparación con el año anterior. La razón Deuda Neta a Capital mejoró, al pasar de 54.6% en 2002 a 52.0% en el 2003.

Adicionalmente, durante el año Grupo Carso mejoró el perfil de su deuda al extender la duración de la misma y mejorar su costo financiero. El flujo de efectivo generado también se utilizó para el mantenimiento de activos fijos e inversiones de capacidad, rubro que representó $209 millones de dólares durante el año. Asimismo, durante el año se pago un dividendo a razón de 70 centavos por acción en dos exhibiciones, que totalizó alrededor de $55 millones de dólares y al amparo del programa de recompra de acciones autorizado por la asamblea de accionistas, el Grupo recompró un total de 28.6 millones de acciones, a un precio promedio de $30.20 por acción, que sumó cerca de $80 millones de dólares.

## Situación Financiera

**DATOS RELEVANTES**
**Cifras en miles de pesos constantes del 31 de diciembre de 2003***

| Empresa | Concepto | 2001 | 2002 | 2003 | Variación 2002 vs 2001 | Variación 2003 vs 2002 |
|---|---|---|---|---|---|---|
| Gcarso | Ventas | 56,466,257 | 53,950,429 | 56,685,625 | -4% | 5% |
| | Utilidad de Operación | 8,735,688 | 7,274,110 | 7,213,475 | -17% | -1% |
| | *Utilidad Neta Mayoritaria* | 1,789,719 | 2,120,580 | 1,969,408 | 18% | -7% |
| | EBITDA | 10,778,502 | 9,426,289 | 9,452,417 | -13% | 0% |
| | Activo Total | 70,047,120 | 65,373,244 | 65,947,045 | -7% | 1% |
| | Pasivo Total | 43,871,331 | 36,789,990 | 36,127,292 | -16% | -2% |
| | Capital Contable Consolidado | 26,175,789 | 28,583,254 | 29,819,753 | 9% | 4% |
| | Acciones en Circulación (1) | 890,565,821 | 882,262,311 | 849,779,059 | -1% | -4% |
| | Utilidad por Acción | 2.01 | 2.40 | 2.32 | 20% | -3% |

*Excepto Acciones en Circulación y Utilidad por Acción
(1) Promedio Ponderado



Comportamiento de la Acción
(Dic02 = 100)
160
150
140
130
120
110
100
90
80
70
Dic 02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
IPyC
gcarso A1

### c). Factores de Riesgo

La Compañía y sus subsidiarias están expuestas al cambio estructural de los ajustes económicos y financieros que se viven tanto en el mercado doméstico como en los mercados internacionales, así como a otros múltiples factores de riesgo.

Los siguientes son los factores de riesgo que la Compañía considera pudieran representar el mayor impacto en ella, y en sus resultados de operación y que deben ser considerados por el público inversionista.

Los riesgos e incertidumbres que se describen no son los únicos a los que se enfrenta la Compañía, sin embargo se trata de describir los de mayor importancia, ya que existen otros que también podrían afectar sus operaciones y actividades.

La Compañía solo tiene acciones de sus subsidiarias y asociada, no cuenta con activos propios para operar.

#### c.1 Exposición a la Economía Nacional

La estrategia de Grupo Carso está enfocada a la producción y comercialización de productos y servicios, principalmente dentro de los sectores de telecomunicaciones, construcción, energía y comercial. Grupo Carso produce o comercializa productos diversos, fundamentalmente en México, por lo que se encuentra expuesto al rumbo de la economía doméstica; cuyo ritmo de crecimiento puede influir en el desarrollo de la Compañía.

#### c.2 Riesgos Relativos a la Escisión de Compusa

En Asambleas Generales Extraordinarias de Accionistas celebradas el 21 de noviembre de 2001, fue aprobada la escisión de GCarso como sociedad escindente y la creación de U.S. Commercial como sociedad escindida; así como la escisión de Grupo Sanborns como sociedad escindente, y la creación de Tenedora US, como sociedad escindida; posteriormente, en julio de 2002, US Commercial y Tenedora US se fusionaron, subsistiendo la primera, cuyo activo más importante está representado por la inversión en acciones de Commercial LLC, y en Compu LLC_que incluye entre las dos el 100% de las acciones de CompUSA, Inc.

Anteriormente, GCarso era una compañía más diversificada de lo que es ahora, después de la escisión. De la misma manera, anteriormente Carso tenía una exposición importante a la economía de los Estados Unidos, así como a los factores que la afectan. Después de la escisión, la Compañía está expuesta principalmente a la economía doméstica, y presenta una exposición más limitada a aquellos factores que pudieran afectar a la economía estadounidense.

#### c.3 Desaceleración del Consumo

La desaceleración de la economía de México podría provocar una disminución en las ventas, así como en los márgenes que impactaría directamente los ingresos totales de la Compañía y sus niveles de generación de flujo.

#### c.4 Riesgo cambiario

Una porción de los ingresos de Grupo Carso está denominada en moneda extranjera, proveniente de las exportaciones directas e indirectas de Condumex, Nacobre, Frisco y Porcelanite principalmente. Asimismo, algunos insumos de Gcarso están también denominados en moneda extranjera. Por lo tanto, las fluctuaciones del tipo de cambio del peso respecto al dòlar estadounidense y respecto al Euro podría afectar la competitividad de dichas exportaciones, que durante el 2003 representaron aproximadamente el 9% de los ingresos consolidados de Carso.

Asimismo, algunos insumos de subsidiarias de Carso, están también denominados en dólares, por lo que las variaciones en el tipo de vambio pudieran tambier afectar los costos de Grupo Carso.

Parte de los pasivos con costo del grupo se encuentran denominados en dólares, para lo cual, Grupo Carso cuenta con cierta cobertura natural de sus ingresos en dólares, lo que disminuye su exposición a las

fluctuaciones cambiarias. Sin embargo, una devaluación del peso frente el dólar pudiera afectar la situación financiera de la compañía.

### c.5 Volatilidad en los precios de los metales

Las fluctuaciones de los precios de los metales en los mercados internacionales pueden afectar favorable o desfavorablemente los resultados y la operación de la Compañía, principalmente los de la parte minera de Frisco, y, en menor medida, a Nacobre y Condumex.

### c.6 Costo de los insumos de energía

Grupo Carso podría verse afectada por el alza en los precios de los insumos de energía, en especial la parte industrial, como son: gas (principalmente en Condumex, Nacobre y Porcelanite), energía eléctrica (principalmente para la producción de cobre en Condumex), y diesel ( para el transporte ferroviario de carga en Ferrosur ).

### c.7 Créditos y limitaciones financieras

Los contratos de los préstamos sindicados y algunos otros créditos de Grupo Carso y sus Subsidiarias, establecen obligaciones de hacer y no hacer para los acreditados; adicionalmente requieren que, con base en los estados financieros de la Compañía, se mantengan determinadas razones y proporciones financieras.

Grupo Carso, a travès de una de sus subsidiarias, ha otorgado su aval en créditos de largo plazo de una empresa asociada por la cantidad de aproximadamente 27 millones de dòlares.

### c.8 Modificaciones al régimen fiscal

El 1° de enero de 2002 se publicaron en el Diario Oficial de la Federación diversas modificaciones a algunas de las disposiciones legales en materia fiscal, que pudieran representar cambios en la situación financiera de Grupo Carso así como cambios que pudieran afectar a los accionistas. De esta manera tenemos que en el negocio de los cigarros, a partir del 1° de Enero de 2002 se reforma la Ley del Impuesto Especial sobre Producción y Servicios estableciendo que en la enajenación de tabacos labrados se aplicarán las siguientes tasas para los ejercicios fiscales 2002, 2003,2004 y 2005: Para cigarros con filtro 105%, 107%, 110% y 110% respectivamente. Para cigarros sin filtro 60%, 80% 100% y 110% respectivamente.

Recomendamos a los inversionistas consultar en forma independiente a sus asesores fiscales respecto a las disposiciones legales vigentes aplicables.

### c. 9 Competencia

Las empresas de Grupo Carso son de las empresas líderes en los principales sectores en los que participan. Sin embargo, el entorno abre las posibilidades de que se incremente o ingrese nueva competencia. Bajo esta situación, algunas subsidiarias de Grupo Carso podrían perder alguna participación de mercado, o enfrentar sobre oferta de productos, lo que podría causar contracciones en sus márgenes de operación.

Las empresas industriales que forman parte de Grupo Carso han enfrentado mayor competencia en los mercados que atienden, tanto de empresas nacionales como extranjeras. Lo anterior ha presionado los precios de los productos industriales, ha afectado la participación de mercado en ciertas líneas de productos, y en algunos casos ha derivado en decrementos en los màrgenes de operaciòn.

El sector de ventas al menudeo en México es altamente competitivo. El número y tipo de competidores, así como los niveles de competencia a los que se enfrenta una tienda en particular, varían de acuerdo a su ubicación. Sears México, que opera tiendas departamentales de formato tradicional, compite con otras cadenas de tiendas similares, principalmente las de Liverpool, ubicadas en la Ciudad de México y varias otras zonas urbanas del país, y las de Palacio de Hierro, ubicadas en la Ciudad de México. GCarso considera que, debido a su formato único, las unidades Sanborns no enfrentan competencia directa de ningún otro competidor en particular en toda la amplia gama de bienes y servicios que ofrecen. Las operaciones de ventas

al menudeo de la Compañía, incluyendo las tiendas Sears México y Sanborns, compiten con varios tipos de tiendas de venta al menudeo entre los que se incluyen tiendas que representan una combinación de alimentos y mercancía en general y ofrecen líneas de artículos para el hogar y moda (*"hardlines y softlines"*), tiendas de descuento en aparatos eléctricos, así como con farmacias y tiendas especializadas. Además, en los últimos años varias de las cadenas extranjeras líderes en el manejo de tiendas de venta al menudeo han incursionado en el mercado nacional a través de co-inversiones con empresas mexicanas, incluyendo a Walt-Mart Stores, Inc. y Price/Costco, Inc. Las unidades Sanborns y Sears México también compiten con numerosos establecimientos locales en cada una de las regiones en las que tienen presencia.

La competencia en la industria restaurantera es muy intensa en cuanto a precios, servicio, ubicación, concepto y calidad de los alimentos. También existe una fuerte competencia para obtener locales comerciales y personal capacitado. Entre los competidores de los restaurantes Sanborns se encuentran varias cadenas nacionales, regionales y locales, así como numerosos restaurantes locales operados por sus propietarios. Las principales cadenas de restaurantes que compiten con los restaurantes Sanborns incluyen a Vips, Wings, Toks, California y El Portón.

## d) Otros Valores Inscritos en el RNV

| Programa de Certificados Bursátiles | | |
|---|---|---|
| **Emisor** | **Oficio Programa** | **Monto Programa** |
| Grupo Carso | DGE-379-14679 | 5,000,000,000.00 |

| Emisiones Realizadas Como Parte del Programa de Certificados Bursátiles | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Clave** | **Monto Coloc** | **Fitch** | **S&P** | **Plazo** | **F. Emis.** | **F. Venc.** | **Intereses** |
| GCARSO 02 | **800,000,000.00** | AA(mex) | mxAA | 1,819 días (5 años) | 19-Jul-02 | 12-Jul-07 | CETE 182d + 1.25 |
| GCARSO-03 | **500,000,000.00** | AA(mex) | mxAA | 1,096 días (3 años) | 27-Feb-03 | 27-Feb-06 | CETES 91d + 1.40 |
| GCARSO-03-2 | **1,250,000,000.00** | AA(mex) | mxAA | 1,819 días (5 años) | 27-Jun-03 | 19-Jun-08 | CETES 91d + 1.20 |
| GCARSO-03-3 | **1,000,000,000.00** | AA(mex) | mxAA | 1,820 días (5 años) | 16-Oct-03 | 09-Oct-08 | CETES 91d + 1.25 |

| GRUPO CARSO Y SUBSIDIARIAS<br>LINEAS DE PAPEL COMERCIAL VIGENTES | | | | | |
|---|---|---|---|---|---|
| **E M I S O R** | **Clave de pizarra** | **Monto Autorizado** | **Fecha Autorización** | **Vencimiento** | **Oficio** |
| | | | | | |
| Grupo Carso, S.A.de C.V. | GCARSO | $1,000,000,000 | 14-May-04 | 09-May-05 | DGE-299-299 |
| | | | | | |
| Grupo Sanborns, S.A.de C.V. | GSANBOR | $500,000,000 | 14-May-04 | 09-May-05 | DGE-300-300 |
| | | | | | |
| Sanborn Hermanos, S.A. | SANBORN | $750,000,000 | 05-Sep-03 | 30-Aug-04 | DGE-551-230041 |
| Sanborn Hermanos, S.A. | SANBORN | $950,000,000 | 30-Jan-04 | 24-Jan-05 | DGE-065-065 |

| GRUPO CARSO Y SUBSIDIARIAS<br>PAPEL COMERCIAL EMITIDO AL 30 DE ABRIL DE 2004 | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Oficio** | **Vigencia Oficio** | **Clave Pizarra** | **Monto** | **F. Emisión** | **Plazo** | **F. Vcmto.** | **Tasa** |
| DGE-551-230041 | 30-Aug-04 | SANBORN 00704 | $750,000,000 | 05-Apr-04 | 35 | 10-May-04 | 6.25 |
| DGE-065-065 | 24-Jan-05 | SANBORN 00804 | $950,000,000 | 20-Apr-04 | 35 | 25-May-04 | 6.15 |

Grupo Carso ha entregado en forma completa y oportuna los reportes que la legislación mexicana requiere sobre eventos relevantes e información periódica, correspondientes a los años de 2001 a 2003.

## e) Cambios Significativos a los Valores Inscritos en el Registro.

No Aplica.

## f) Destino de Fondos

No Aplica

**g) Documentos de Carácter Público**
**Relación con Inversionistas:**

Este informe anual fue entregado a la Bolsa Mexicana de Valores y a la Comisión Nacional Bancaria y de Valores. Adicionalmente, se encuentra disponible para los inversionistas en las páginas de Internet de Grupo Carso (www.gcarso.com.mx), y de la Bolsa Mexicana de Valores (www.bmv.com.mx).

**Responsables de Relación con Inversionistas:**


Jorge Serrano
Av. Paseo de las Palmas no. 736
Col. Lomas de Chapultepec,
México D.F., C.P. 11000

Tel. (525) 625 4900 ext. 1460 Fax (525) 520 7852
email : jserranoe@inbursa.com

Jesús Granillo
Av. Paseo de las Palmas no. 736
Col. Lomas de Chapultepec,
México D.F., C.P. 11000

Tel. (525) 625 4900 ext. 1461 Fax (525) 520 7852
email : jgranill@inbursa.com.mx

## 2). LA COMPAÑÍA

### a) Historia y Desarrollo

**Denominación Social:**

Grupo Carso, S. A. de C. V.

**Nombre Comercial:**

Grupo Carso.

**Fecha, Lugar de Constitución y Duración de la Emisora:**

Grupo Carso fue constituida en México, Distrito Federal, el 22 de octubre de 1980 con una duración de 99 años, con la denominación de Grupo Galas, S. A.

**Dirección.**

Miguel de Cervantes Saavedra #255, Col. Ampliación Granada, México, D.F., C.P. 11520.

**Teléfono**

53-28-58-00.

**Historia**

Entre 1980 y 1990, la Compañía adquirió la mayoría de las acciones de Cigatam, Artes Gráficas Unidas, Fábricas de Papel Loreto y Peña Pobre, Galas de México, Sanborn Hnos., Empresas Frisco, Industrias Nacobre y Porcelanite. El 28 de mayo de 1990, Corporación Industrial Carso se fusionó a la empresa, cambiando su denominación por Grupo Carso y aumentando su participación en Sanborns, Frisco y Nacobre.

El 19 de junio de 1990 se llevó a cabo una colocación de acciones de GCarso en la BMV. El 20 de diciembre de 1990, GCarso junto con Southwestern Bell International Holding Corp., France Cables Et Radio, y un grupo de inversionistas, adquirieron, mediante licitación, el control de Telmex. En octubre de 1991, GCarso adquiere 35% de las acciones de Euzkadi. En junio de 1992, GCarso compra la mayoría de las acciones de Condumex. En agosto de 1992, Nacobre adquirió 77.8% de las acciones de Grupo Aluminio,. Además, en octubre de 1992, GCarso adquirió un 20% de las acciones de Grupo Aluminio. En enero de 1993, GCarso adquirió, por medio de Corporación Industrial Llantera, el 99.1% de las acciones de General Tire de México.

El 24 de junio de 1996, GCarso se escindió principalmente en Carso Global Telecom, a la que se le transfirieron los activos relativos al control de Telmex. Durante 1996 se incrementó la participación en Porcelanite, para llegar a un 99.86%. El 20 de marzo de 1997, Condumex adquirió el 81.0% de Conductores Latincasa; de manera adicional GCarso contaba con el 5.3% de la empresa, que representan de manera conjunta el 86.3% del capital social. Actualmente la tenencia accionaria en esta compañía es del 99.5%.

El 28 de abril de 1997, GCarso adquirió a través de una empresa subsidiaria el 60% del capital de Sears Roebuck de México. Sears Roebuck Inc. mantiene una participación de 15% de la compañía. Adicionalmente, GCarso realizó una oferta pública de compra por el restante 25% del capital. En el mismo año desinvirtió sus activos de la fabricación de papel de Lypp. También en 1997, Philip Morris International, incrementó su participación en Cigatam en un 21%, con lo que GCarso permanece con el 50.01% del capital, PMI con el 49.91% y otros accionistas minoritarios con el 0.08%. Derivado de esta reestructura, Cigatam se encarga de la manufactura de cigarros y Philip Morris México, subsidiaria de Philip Morris International, de la cual GCarso tiene el 49.99%, de la comercialización y distribución.

Durante 1998, la Compañía desinvirtió sus activos relacionados con la industria llantera, ( Euzkadi y General Tire).

GCarso compró en julio de 1999, a través de una subsidiaria, el 66.7% del capital social de Ferrosur que es la tenedora de los derechos de operación del ferrocarril México-Veracruz-Coatzacoalcos.

En marzo de 1999, Grupo Sanborns toma su denominación actual, y redefinió su estructura corporativa incluyendo las líneas de negocio de Grupo Carso relacionadas con la parte comercial. Grupo Sanborns es la unidad comercial de Grupo Carso. Además de los negocios de tiendas departamentales, restaurantes y cafés, pastelerías, y tiendas de música, se encarga del desarrollo, renta, operación y administración de bienes raíces, participando en la propiedad de centros comerciales.

Controladora y Administradora de Pastelerías, S. A. de C. V. fue adquirida por Grupo Sanborns en mayo de 1999 logrando posicionarse dentro del mercado mexicano como una de las cadenas de pastelería y productos de panificación frescos con mayor arraigo y prestigio.

En 1999, Grupo Sanborns adquirió el 14.9% de CompUSA, empresa norteamericana del sector de tecnología y cómputo. En el año 2000, completó la adquisición del 51% de esta empresa.

En 2001, Grupo Carso decidió enfocar sus actividades en el mercado doméstico, principalmente en los sectores de telecomunicaciones, comercial y de consumo, construcción y energía. Como parte de la re-definición del Grupo, a fines de 2001 se aprobó la escisión del 51% de las acciones de CompUSA que eran propiedad de GCarso a través de GSanborns. El primer paso para la separación de CompUSA se concretó con la aprobación, en Asambleas Extraordinarias de Accionistas de Grupo Carso y Grupo Sanborns realizadas en noviembre de 2001, de las escisiones a nivel GCarso y GSanborns, creando dos controladoras completamente independientes de nombre U.S. Commercial Corp. S. A. de C. V. y Tenedora U.S., S. A. de C. V., respectivamente. Posteriormente, durante julio de 2002 se procedió a la entrega de los títulos correspondientes de US Commercial y Tenedora, a los tenedores de acciones de Gcarso y Gsanborns respectivamente. Finalmente, en agosto de 2002, Tenedora y US Commercial se fusionaron, prevaleciendo U.S. Commercial, como propietaria indirecta del 51% de las acciones de CompUSA.

Durante 2003, Grupo Carso adquirió las seis tiendas departamentales que operan en México bajo la marca JC Penney; así como la cadena de panaderías, Pastelerías Monterrey, que contaba con 13 tiendas y 2 plantas ubicadas en Monterrey, Nuevo Leon, y Saltillo, Coahuila. También durante el último año, Carso entró al negocio de la construcción de plataformas petroleras; al finalizar 2003, Carso se había adjudicado contratos para construir tres plataformas. Asimismo, durante este año Grupo Carso, vendiò tres de sus hoteles ubicados en Can Cun, Quintana Roo, y cerrò la producción de aluminio primario en su planta Aluder ubicada en Veracruz, Ver.

En Mayo de 2004, Grupo Carso celebrò un contrato de compra venta sujeto a ciertas condiciones suspensivas a ser cumplidas por las partes para la venta de la totalidad de las acciones de Quìmica Flùor.

Grupo Carso continúo la consolidación de su cartera de negocios en torno a los cuatro sectores que se han definido como estratégicos: telecomunicaciones, comercial y de consumo, construcción y energía. Aunque Carso ha decidido enfocar sus esfuerzos primordialmente en estas áreas, hay que destacar que mantiene negocios rentables en otros sectores, que lo hacen mantener una importante correlación con la economía nacional.

**b)Descripción del Negocio**

Grupo Carso es una controladora de diversas empresas principalmente enfocadas a los sectores comercial, telecomunicaciones, construcción, energía, y automotriz. Cada una de las empresas del grupo opera de forma autónoma e independiente, coordinadas a través del Consejo de Administración de GCarso, buscando eficientar la operación de cada una de éstas, obteniendo sinergias operativas dentro del Grupo y manteniendo estructuras planas que deriven en un crecimiento ordenado con rentabilidad adecuada.

**Participación de Ventas por Subsidiarias 2003**



- 33.7% - Grupo Sanborns
- 24.4% - Condumex
- 8.9% - Nacobre
- 5.5% - Frisco
- 5.7% - Porcelanite
- 19.5% - Cigatam
- 2.3% - Otros

## i) Actividad Principal

GCarso es tenedora de las acciones de un grupo de empresas, siendo las principales las que a continuación se describen:

**Condumex**

**Ventas 2003**



- 33.1% - Telecomunicaciones
- 36.4% - Construcción y Energía
- 30.5% - Automotriz

Condumex es la empresa más importante del grupo dentro del ramo industrial, fue adquirida en 1992. Condumex participa en tres mercados: Telecomunicaciones en la que produce cable de fibra óptica, cable de

cobre para la industria telefónica, coaxiales y cables electrónicos, así como el diseño e instalación de redes de telecomunicaciones, de fibra óptica y cables telefónicos de cobre, y la instalación de radio bases para telefonía; Construcción y Energía en la que se produce cable de construcción, alambre magneto, así como cable de potencia, transformadores, intercambiadores de calor, calderas industriales y fabricación de plataformas marinas petroleras; y Automotriz, produciendo cable automotriz, arneses, amortiguadores, partes para motor y sub-ensambles automotrices.

Condumex ofrece soluciones integrales o proyectos "llave en mano", que contemplan ingeniería, diseño, manufactura, instalación y mantenimiento en sectores como telecomunicaciones, energía y electrónica, que le han permitido continuar ganando mercado. La estrategia de Condumex contempla consolidar su mercado y enfocar el crecimiento hacia la industria de la construcción, energía y telecomunicaciones, buscando mantener la vanguardia tecnológica, eficiencia operativa y solidez financiera que lo caracteriza.

**Nacobre**

Grupo Nacobre está conformado por tres divisiones, Cobre, Aluminio y Plásticos.

En Cobre es uno de los fabricantes más grandes de América Latina de productos de cobre y sus aleaciones, tales como tubos, lámina, alambres, barras y perfiles, conexiones, válvulas, productos forjados, etc., fabricados en cuatro plantas en el país. Nacobre cuenta con una amplia gama de productos que concurren a diferentes sectores de mercado, así como líneas completas para la conducción de agua y gas. Además cuenta con una planta recicladora de chatarras.

En Aluminio los productos se dividen en dos grandes familias, productos extruidos y productos laminados. En extrusion es uno de los tres principales fabricantes en México, sin embargo es el único capaz de extruir perfiles de hasta 12 " de diámetro así como uno de los principales productores de artículos maquinados y ensamblados. Es líder de mercado en el país en productos laminados, al ser el único fabricante nacional de papel aluminio en distintos espesores y anchos para usos diversos, complementando la línea con rollos, hojas, placas y discos.

La división Plásticos cuenta con cuatro plantas dedicadas a la fabricación de tubería y conexiones de PVC, polietileno y polipropileno, así como tinacos.


Ventas 2003
56.7% - Cobre
31.8% - Aluminio
11.5% - PVC

**Empresas Frisco**

Frisco cuenta con tres divisiones: Ferroviaria, Química y Minera. La división ferroviaria se formó en Julio de 1999 con la adquisición del 66.7% de Ferrocarril del Sureste. Ferrosur, es la tenedora de los derechos de operación del ferrocarril México-Veracruz-Coatzacoalcos, así como de los activos que integran esta línea ferroviaria. Cuenta con la concesión, por un período de 50 años, de 1,563 Km de vía. Hasta el final de 2002,

operó bajo modalidades de la SCT, 325 Km de las líneas a Oaxaca y a Cuautla. A partir de Enero de 2003, Ferrosur dejó de operar la línea a Cuautla y de Julio a Noviembre la de Oaxaca reanudando solo el servicio de pasajeros en Diciembre Cuenta además con un servicio de ferrobarcazas entre Coatzacoalcos, Ver. y Mobile, Alabama, E.U.A..

La división química de Frisco está conformada por Química Flúor en el Estado de Tamaulipas. Dedicada a la producción de ácido fluorhídrico, sus ventas están dirigidas principalmente al mercado de exportación. El ácido fluorhídrico se utiliza principalmente para la producción de gases refrigerantes, fluoropolímeros, producción de aluminio, etc.

En su división minera, Frisco se dedica a la exploración y explotación de lotes mineros en distintas regiones geográficas de México. Durante 2003 se mantuvo en operación Minera Tayahua, que produce concentrados de plomo-plata y concentrados de zinc que se venden a fundiciones en México y en el extranjero. Adicionalmente, durante el segundo trimestre del año, inició operaciones Minera María, que produce cobre en forma de cátodo; a finales del primer trimestre de 2004, la planta de extracción por solventes de Minera Maria sufriò un incendio, afectando su producción de cobre, estimandose reanudar operaciones a finales del tercer trimestre de este año.

Ventas 2003


63.0% - Ferrosur
17.5% - Químico
19.5% - Minero

**Porcelanite**

Porcelanite es la empresa líder en la industria de los recubrimientos cerámicos en México con una participación de mercado superior al 40%; produce losetas cerámicas para pisos y muros en una gran variedad de formatos, diseños y especificaciones dirigidas a los mercados de construcción y remodelación tanto residencial como institucional.

Durante el año 2003 se logró una mayor participación en el mercado de los adhesivos (pegazulejo), cuya producción fue iniciada a principios del año 2002 a través de Technokolla México, S.A. de C.V., integrante del Grupo Porcelanite. La línea de adhesivos representa para la compañía un complemento de la loseta, se distribuye a través de la misma red de distribución, y ha tenido una creciente aceptación en el mercado, que ha reconocido las cualidades de esta nueva línea.

Los últimos informes dados a conocer por publicaciones especializadas, refieren que el potencial de crecimiento del mercado mexicano continúa siendo atractivo, particularmente al compararse el consumo de 1.3 m2 por habitante para el 2002 con los 1.9 y 2.3 m2 por habitante de Costa Rica y Brasil, respectivamente (1). En exportación, se continúa con la apertura de nuevas opciones de comercialización, toda vez que las expectativas, particularmente en lo relativo al mercado de Estados Unidos, presentan su mayor atractivo por el crecimiento de la cerámica en ese y otros mercados que estaban acostumbrados al consumo de otro tipo de recubrimientos, como es el caso de la alfombra y de la madera.

(1) fuente: Andar per Ceramiche 33ª edizione 31.10.2002

Cigatam Philip Morris México

Cigatam, S.A. de C.V., subsidiaria de Grupo Carso al 50.01%, es la compañía manufacturera de cigarros que vende toda su producción a Philip Morris México, compañía afiliada de Grupo Carso al 49.99%, encargada de la comercialización del producto. Con objeto de describir el negocio, se hace referencia a las dos compañías como Cigatam – Philip Morris México.

Cigatam - Philip Morris México apoyado en su equipo administrativo, personal altamente calificado, equipo con tecnología de vanguardia y una adecuada estrategia de comercialización, mantuvo su participación de mercado durante el año 2003, conservando su posición de líder en el mercado nacional.

A efecto de mantener sus altos estándares de calidad de los cigarros, Cigatam ha realizado durante los últimos años, inversiones en su proceso primario, secundario y de tabaco expandido. Dichas inversiones permiten una mejora continua en la homogeneidad de las mezclas de tabaco que derivan en cigarros más competitivos. Adicionalmente, Cigatam-Philip Morris México ha invertido en la actualización de sus sistemas de información que permiten a la compañía integrar procesos, modernizar su infraestructura, implementar mejores prácticas y mejorar sus elementos de control.

**Grupo Sanborns**

**Participación de Ventas por Subsidiarias 2003**



- 49.1% - Sears
- 38.9% - Sanborns
- 7.6% - Tiendas de Música
- 4.5% - El Globo

Grupo Sanborns, subsidiaria de Grupo Carso, representa la parte comercial del Grupo. Durante el mes de julio de 2002, de conformidad con lo dispuesto por la Asamblea de accionistas que aprobó su escisión en noviembre de 2001, se procedió a la entrega de los títulos que habían sido expedidos por la sociedad escindida Tenedora US. Los accionistas de Grupo Sanborns recibieron una acción del capital social pagado de Tenus por cada acción integrante del capital social de GSanborns, contra la presentación y entrega en canje de los títulos en circulación de que fueran propietarios. Tratándose de acciones depositadas en S.D. Indeval, S. A. de C. V., Institución para el Depósito de Valores, el ejercicio de este derecho se llevó a cabo de conformidad con las disposiciones legales y administrativas aplicables. Posteriormente, una vez formalizada la fusión de Tenus con US Commercial Corp., se procedió a realizar el canje de acciones entre estas sociedades, prevaleciendo Uscom como propietaria de los activos escindidos.

Grupo Sanborns tiene diferentes subsidiarias, siendo las principales las siguientes:

**Sanborns**

En 1985, Grupo Carso adquirió una participación del 82% en Sanborn Hnos. (actualmente Grupo Sanborns posee el 99.9%), Desde entonces Sanborn Hnos. ha crecido de 32 a 126 tiendas distribuidas a lo largo de la República Mexicana.

Sanborns, establecido en 1903 como farmacia, desarrolló el concepto único de tienda-restaurante ofreciendo una amplia variedad de productos. Durante los últimos seis años, Sanborns ha introducido nuevos productos y servicios en sus tiendas, incluyendo su tarjeta de crédito (en asociación con Sears), ópticas, equipo de cómputo, software y accesorios, así como la recepción de pago de diversos servicios.

A Sanborns le benefician los días y temporadas de compra de regalos como son la época Navideña, el Día de Reyes, el Día de la Amistad, el Día de las Madres, el Día del Padre.

Sanborns tiene 3 plantas de procesamiento de alimentos (comisariatos) en donde se realizan los procesos primarios en el manejo de carne, congelamiento de hamburguesas, fabricación de salsas y de pan, los cuales son distribuidos con transporte propio diariamente a los restaurantes. Asimismo, existe una fábrica de chocolates, la cual distribuye a las tiendas y restaurantes su producción.

**Promotora Sanborns**

Promotora Sanborns, es tenedora de Promotora Musical, S. A. de C. V., La Feria del Disco México, S. A. de C. V., Entretenimiento y Algo Más, S. A. de C. V. y Administración Integral de Alimentos, S. A. de C. V. A través de una de sus subsidiarias opera una cadena de restaurantes, la cual se adquirió en 1976 con el nombre de Denny´s; en 1995 la empresa adquirió la parte minoritaria que poseía Denny's Inc. (20%) y cambió su denominación de Denny's a Sanborns Café, remodelándolos para ofrecer el mismo menú de los restaurantes Sanborns en un ambiente moderno; al cierre del año 2003 contaba con una capacidad de 6,492 asientos.

Por otra parte, esta empresa adquirió en 1994, Promotora Musical, la cual, bajo cuatro diferentes formatos (Mixup, MX Mixup , Discolandia, y Tower Records) opera tiendas de venta de discos al menudeo y mayoreo, con un área total ventas de 31,354 metros cuadrados. Mixup, No Problem y Tower Records se localizan principalmente en centros comerciales; su imagen se encuentra orientada hacia clientela con niveles de ingreso medio y alto. Discolandia se localiza en lugares estratégicos con gran afluencia y cuya imagen va dirigida a clientela con niveles de ingreso medio y bajo; por otra parte, realiza ventas de discos al mayoreo a través de La Feria del Disco. En abril de 2000, Mixup lanzó su página de comercio electrónico (www.mixup.com.mx) ofreciendo una amplia variedad de CD's, DVD's y videos.

Adicionalmente a las tiendas de música y restaurantes, Promotora Sanborns a través de Servicios Globales en Comercio S. A. de C. V., con una mínima inversión, lanzó en septiembre de 1999 la primera página de comercio electrónico en México (www.sanborns.com.mx). Actualmente este sitio ofrece una amplia variedad de productos como son: libros, DVD's, CD's, videos, productos para la salud, juguetes, relojes, equipo de cómputo, software y accesorios, artículos de cuidado e imagen personal, así como perfumes, tabacos, equipo de audio y video, entre otros.

**Sears México**

Sears México se fundó en 1945 como una subsidiaria de Sears Roebuck Inc. y abrió su primera tienda departamental en México en el año de 1947 bajo el nombre comercial de Sears. En los años que siguieron, Sears México abrió tiendas a todo lo largo del país y para mediados de los años cincuenta la marca Sears ya gozaba de un amplio reconocimiento. Tras un período de expansión limitada durante los años setentas, Sears México siguió una estrategia de crecimiento y reubicación a finales de la década de los años ochentas y principios de los años noventas, con lo cual creció de 31 tiendas a finales de 1988 a 44 tiendas a finales de 1995. Como parte de sus esfuerzos de reestructuración en 1996 y 1997, Sears México cerró algunas tiendas cuyos niveles de desempeño eran bajos. En abril de 1997, Grupo Carso, a través de una de sus subsidiarias, adquirió de Sears Roebuck Inc. una participación accionaria del 60% en Sears México, y en agosto del mismo año concluyó la adquisición de una participación adicional del 24.9% a través de una oferta pública de compra de acciones. En la actualidad, Sears México es una de las cadenas de tiendas departamentales más grandes y con mayor diversidad geográfica en el país, opera 48 tiendas en 30 ciudades, de las cuales diez tiendas están ubicadas en la Ciudad de México.

Sears México participa con un 49.1% de las ventas consolidadas de GSanborns y ofrece un gran surtido de mercancía que incluye una amplia gama de productos en sus líneas de moda ("softlines") de marca propia y marcas reconocidas, tales como prendas de vestir para dama, caballero y niños, telas, zapatos, joyería, cosméticos finos y accesorios, así como productos de línea de artículos para el hogar ("hardlines") tales como herramientas, aparatos electrodomésticos, enseres para el hogar, equipos de audio y video, teléfonos, cámaras, juguetes y artículos deportivos. Aunque la estrategia de mercado de Sears México se coordina a nivel central, el surtido de mercancía de cada tienda se determina en base a diversos factores tales como el tamaño de la tienda y las diversas consideraciones sobre el mercado local o regional. Sears México ofrece uno de los

programas de crédito al consumidor más completos del país, y además ofrece servicios básicos de reparación de automóviles y contratos de servicio para los aparatos electrodomésticos que vende.

Los clientes acuden a las tiendas Sears con mayor frecuencia durante los fines de semana para tener más tiempo en seleccionar la mercancía. Tradicionalmente, durante el año, los meses de mayo noviembre y diciembre son los que tienen mayor volumen de ventas por la celebración del Día de las Madres y por las festividades de Fin de Año. En cuanto a la mercancía de moda, se identifican en forma muy clara dos temporadas, Primavera-Verano, la cual se inicia desde fines de febrero y se prolonga hasta julio y agosto, y la temporada de Otoño-Invierno, con colores y texturas más apropiadas, se inicia en septiembre y se concluye en enero del siguiente año.

El abastecimiento de mercancías lo obtiene en su gran mayoría de proveedores nacionales. La selección de los mismos se realiza con base en factores de calidad, servicio y precio. Básicamente las industrias con mayor prestigio en ropa, calzado, muebles y aparatos para el hogar, son proveedores de Sears México. Mantiene una relación muy estrecha con los proveedores bajo la filosofía de largo plazo. En conjunto con ellos se realizan la mayoría de las promociones para eventos especiales, tales como liquidación de mercancía por fin de temporada.

La compra de mercancía de importación se realiza en Estados Unidos adquiriendo aparatos para el hogar y herramientas con marcas propias (Kenmore y Crafstman). También se compra en Europa y en Oriente, aprovechando la variedad y novedad de productos de calidad a buen precio.

**Controladora y Administradora de Pastelerías**

Controladora y Administradora de Pastelerías, S. A. de C. V., es una empresa dedicada a la producción, distribución y venta de una amplia gama de productos de pastelería y panificación (pan de mesa y dulce, pasteles, pasteles individuales, bocadillos y otros), así como a la comercialización de otros productos gastronómicos, confitería y artículos para regalo (dulces, chocolates y gelatinas). Con origen en el año de 1884 y con la apertura del primer establecimiento comercial en la Cd. de México bajo la marca El Globo, fue adquirida por Grupo Sanborns en mayo de 1999, logrando posicionarse dentro del mercado mexicano como una de las cadenas de pastelería y productos de panificación frescos con mayor arraigo y prestigio.

La empresa, que participa con un 4.5% de las ventas de GSanborns, está integrada por cinco divisiones de negocio dentro del ramo de pastelería y productos de panificación, denominadas El Globo, La Balance, Cafeterías, Islas y Carritos, estos últimos instalados en centros comerciales. Éstas se distinguen entre sí por la línea de productos que manejan, así como por el mercado que atienden y los canales de comercialización utilizados para llegar al consumidor final. La división El Globo es la más antigua y la más importante en términos de su contribución a ventas y utilidades operativas al cierre del año 2003. La división La Balance fue incorporada durante el ejercicio de 1993, mientras que el formato de las Islas que se encuentran distribuidas en centros comerciales, fue desarrollado durante la administración de Grupo Sanborns como consecuencia del inicio de una estrategia de diversificación hacia nuevos segmentos de mercado, enfocada a apoyar la expansión de la empresa.

La empresa fabrica y comercializa una diversidad de productos propios, los cuales pueden agruparse de forma general en tres grandes líneas: pastelería, panificación y especialidades. Por otro lado, también comercializa diversos productos gastronómicos maquilados y/o fabricados por terceros. Al 31 de diciembre de 2003, las ventas por línea de producto de la empresa se integraron así: 42% panificación, 43% pastelería, 5% especialidades y 10% otros productos. Asimismo, maneja las marcas propias El Globo, La Balance y Delibrot.

**Cafeterías**

Grupo Sanborns incursionó en 2002 en el negocio de barras de café por considerarlo de gran potencial de crecimiento en el futuro. Cuenta actualmente con 28 establecimientos ubicados en los principales centros comerciales mayoritariamente de la Ciudad de México.

**Categorías de productos vendidos y/o servicios proporcionados**

| Categoría | Empresa | Productos y servicios |
|---|---|---|
| **Industriales** | Condumex | Cable de cobre y aluminio para telecomunicación, energía, construcción y automotriz |
| | | Cable de Fibra óptica |
| | | Alambre magneto |
| | | Instalación de telecomunicaciones y energía |
| | | Arneses automotrices |
| | | Autopartes |
| | | Bienes de capital |
| | | Plataformas marinas |
| | | Metales |
| | Nacobre | Productos de cobre |
| | | Productos de aluminio |
| | | Productos de Plástico |
| | Frisco | Concentrado de plomo-plata, |
| | | Concentrado de zinc |
| | | Cobre Catódico |
| | | Acido fluorhídrico |
| **De Servicios** | Ferrosur | Transporte ferroviario de carga e intermodal |
| **De consumo** | Porcelanite | Loseta de cerámica para piso y muro |
| | | Adhesivo para recubrimiento de pisos y paredes |
| | Cigatam | Cigarros |
| **Comerciales** | Grupo Sanborns | Tienda de conveniencia (Sanborn Hnos) |
| | | Alimentos y bebidas |
| | | Tienda departamental (Sears, JC Penney) |
| | | Pan y pasteles, dulces y repostería (Pastelería Francesa) |
| | | Tiendas de música (Promusa) |
| | | Barras de café (Cafeterías) |

**Procesos productivos.**

**Condumex**

Para la división cables (construcción y telecomunicaciones), destacan en los procesos productivos, el estirado de cobre, esmaltado, entintado de fibra, estañado de cobre, el cableado, el enmallado, el empapelado o encintado, el forrado con cubierta final, la colocación de pines y terminales, la inspección de calidad, y el empaque y embalaje.

Para la división energía y bienes de capital, se incluye el enrollamiento de solera para bobinas, el barrenado, rolado y soldadura de placas metálicas, armado o ensamble de equipo de proceso, las pruebas hidrostáticas, el troquelado y devanado de bobinas, el ensamble, colocación de accesorios de conexión y alimentación, el proceso de secado, la inspección de calidad, empaque y embalaje; en la fabricación de plataformas marinas petroleras, el proceso se inicia con la fabricación de tubería de grandes diámetros y espesores la cual es formada dentro de las naves industriales donde también se forman la mayor parte de las columnas, pilotes y conductores, también bajo techo se fabrica la tubería de proceso, vigas de tres placas, los misceláneos y los arriostramientos.

Para la división autopartes, los procesos incluyen: el corte, la aplicación de sellos y terminales, la aplicación de molduras y juntas de cables, la fundición, el esmerilado, el torneado, maquinado y pulido, la soldadura, el ensamblado, el sellado y pintado, la inspección de calidad, y el empaque o embalaje.

Para la división instalaciones, los principales procesos son:

- Investigación en campo, Trabajo de gabinete y Elaboración del proyecto.
- Planificación de Obra, Logística de Materiales, Excavación , Colocación de Ductos, Rellenó, Compactación, Reposición de Banquetas y Asfaltos, Colocación de Postes, Inmersión y Tendido de Cable y Conectorización.
- Investigación de Posibles Sitios, Estudios de Línea de Vista, Contratación de Sitio y Construcción de Radio Bases.
- Programación, Logística y Seguimiento de Proveedores, Supervisión de Trabajos de Instalación de Torres, Equipos de Conmutación y Transmisión.

**Nacobre**

División Cobre:

El proceso de fabricación de cobre puede ser por medio de extrusión de billets para la fabricación de tubería, barra y perfiles; fundición continua para la fabricación de alambre y laminación en caliente para cierto tipo de láminas.

División Aluminio:

Los productos laminados se producen a partir de fundición continua y laminación en frío hasta obtener el espesor deseado. Los perfiles se extruyen a partir de lingotes redondos.

División Plásticos:

La tubería se obtiene a partir de resina, la cual es mezclada con otros compuestos y finalmente se extruye hasta obtener las dimensiones deseadas. Las conexiones son fabricadas mediante el método de inyección.

**Frisco**

División minera:

El proceso de exploración geológica se enfoca a la localización de yacimientos minerales, para lo cual sigue tres etapas básicas: Etapa preliminar, que consiste en ubicar, investigar y compilar la información de las áreas favorables de contener mineralización de interés económico; Etapa de evaluación, que son aquellos estudios geológicos regionales, semidetalle y a detalle de las áreas favorables, y la Etapa final cuya evaluación se realiza con métodos de exploración directos de las áreas de interés resultantes de las etapas anteriores.

Localizado un cuerpo de mineral económicamente rentable se extrae el mineral ya sea a tajo abierto o de mina subterránea, para llevar el mineral hacia unas trituradoras donde se reduce su tamaño para poderlo enviar al molino que lo muele hasta dejarlo como polvo para poderlo enviar a la planta de beneficio en donde por medio de reactivos separan el mineral de otras impurezas; después de este proceso se obtiene como resultado el concentrado de plomo o de zinc, que se envía al almacén de concentrados, de donde sale para su venta.

División químicos:

Por su parte, el proceso de manufactura del ácido fluorhídrico consiste en realizar la mezcla de fluorita, ácido sulfúrico y calor. El ácido sulfúrico es producido en Química Flúor, a través de la combinación de azufre, aire y agua. El ácido fluorhídrico que se produce en el reactor es sometido a varios procesos de condensación y refinación para lograr cumplir las especificaciones del mercado del ácido fluorhídrico.

**Porcelanite**

- Se prepara el cuerpo cerámico (pasta) hasta obtenerlo en forma granular,
- La pasta se prensa para obtener las losetas,
- Estas se transportan a través de bandas a los secadores, la carga y descarga de las losetas se efectúa automáticamente,
- Se prepara el esmalte de acuerdo a las formulas de los productos,

- Inmediatamente a la salida de los secadores, las losetas se transportan por medio de bandas a la esmaltadora,
- Se queman en hornos de rodillos, controlados automáticamente por medio de sistemas electrónicos.
- Una vez cocido el producto, se descarga el horno por medio de carros o vagonetas de almacenamiento para realizar la selección del producto,
- La loseta se transporta hasta un tablero donde se realiza la selección por defecto, tono y calibre, esta clasificación se realiza visual y automáticamente,
- Se empaca en cajas de cartón, como producto terminado.

**Cigatam**

Proceso de fabricación de cigarro

La fabricación de este producto requiere de una gran cantidad de insumos, materiales, maquinaria especial y personal capacitado técnicamente en las etapas de la producción, no solo para cumplir con el buen control de la operación del equipo sino además para satisfacer las normas de calidad que exige el cigarrillo. El proceso de elaboración lo podemos resumir en general como sigue:

BODEGA DE TABACO. El tabaco es almacenado de acuerdo a su identificación (origen, cosecha, tipo, etc.) para posteriormente preparar las diferentes mezclas requeridas.

PROCESO PRIMARIO. Esta etapa se puede considerar como la preparación del tabaco y se divide en dos partes: la línea de salseado donde la hojuela es acondicionada mediante vapor e incremento de humedad para luego ser almacenado temporalmente en un silo llamado de reposo; y la línea de picado donde la hojuela pasa a través de las máquinas picadoras convirtiéndola en hebra de hojuela para luego llevarla al cilindro aromatizador en el cual se le proporciona el sabor característico de la marca. Al finalizar esta etapa, la mezcla de hebra reposa en el almacén de hebra, de donde es tomada para el proceso de manufactura del cigarro.

MANUFACTURA. En esta parte del proceso, se hace la integración de materiales y materia prima (tabaco) para dar forma final al producto y su correspondiente presentación para el mercado en dos etapas como se describen a continuación:

1) ELABORACION. Aquí el tabaco se va forjando como una varilla larga, con envolvente de papel la cual se va cortando a longitud requerida para finalmente, adicionar el filtro si así lo requiere la presentación.

2) ENCAJETILLADO. Los cigarros a granel pasan a la máquina encajetilladora, donde en cantidades específicas (conforme presentación), primeramente son envueltos en papel aluminio, después colocados en su cajetilla, enseguida se encelofanan y luego se empaquetan o envuelven. Finalmente los paquetes son colocados en cajas y llevadas al almacén de producto terminado.

### Materias primas directas

Las principales materias primas directas sujetas a transformación para la producción de bienes industriales y de consumo se muestran en la siguiente tabla:

| Materia prima | Proveedor |
|---|---|
| Cobre | Codelco, Minera Sur Andes, Mexicana de Cananea, Mexicana de Cobre, Glencore, Trafigura. |
| Zinc | Ind. Minera México |
| Alúmina | Novarco LTD |
| Briquette | Elkem Aluminum |
| Níquel | Glencore |
| Fritas y esmaltes | Cover, Esmacer, Ferro Mexicana, Cerdec |
| Mat. Para empaque | Unipak |
| Fluorita | Fluorita México, Minera Muzquiz, Minerales y Prod. Metalúrgicos y Kenya -Fluorspar |
| Azufre | Transamonia, Martin Gas y Pemex |
| Aluminio | Glencore |
| Cables de acero | Aceros Camesa, Hylsabek |
| Carretes | Ind. de Durango, Multipack |
| Chatarra de acero | González |
| Fibra óptica | Corning |
| Resina | Gpo. Primex, Nace, North American P. |
| Aisladores | Ronetool, Industrial Cer, Insulator, Eich Weidman |
| Tabaco | Tadesa, Dimon International, Universal Leaf Tobbaco, |
| Diesel | Petróleos Mexicanos |
| Acero | Dilinger, AHMSA |

En el caso del sector minero, la principal materia prima proviene de los depósitos de minerales que tienen concesionados las compañías mineras de Frisco.

Los precios de algunas de las principales materias primas de Condumex y Nacobre, tales como cobre, aluminio y resina, se determinan en dólares, con base en su cotización en mercados internacionales, por lo que es factible que atraviesen por periodos de volatilidad. Durante el año 2003, todos los precios de referencia mostraron cierta recuperación.



Precios Promedio de Materias Primas
(cts / lb)
13.1%
6.0%
19.3%
Cobre
Aluminio
PVC
2002
71.67
61.25
32.08
2003
81.05
64.94
38.26

**Estacionalidad de principales negocios.**

La parte comercial muestra estacionalidad hacia el tercer trimestre, pero principalmente hacia el cuarto.

La estacionalidad en la parte comercial es producto de la temporada de fin de año, ya que la porción del ingreso destinada a la adquisición de bienes y servicios incrementa durante este período.

Para la parte industrial, hay estacionalidad hacia la segunda mitad del año, y al igual que la parte comercial, principalmente hacia el cuarto trimestre. En el mercado automotriz la estacionalidad se tiene en la época de cambio de modelo que normalmente es hacia mediados de año y en la que se reducen las ventas al mercado de equipo original.

**Categoría de Productos o Servicios Similares.**

Las productos agrupados por categorías, que representan mas del 10% de los ingresos totales consolidados del Grupo se presentan a continuación:

| Categorías | VENTAS (millones de pesos) | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| | IMPORTE | % | IMPORTE | % | IMPORTE | % |
| Cigarros | 11,034 | 19.5% | 10,811 | 20.0% | 9,638 | 17.1% |
| Ventas al menudeo de consumo directo | 19,080 | 33.7% | 18,547 | 34.4% | 18,240 | 32.3% |

Nota:
El porcentaje, es sobre las ventas consolidadas de Gcarso

## ii) Canales de Distribución

Las empresas subsidiarias de Grupo Carso cuentan con canales de distribución en la República Mexicana, Estados Unidos y otros paises, a travès de plantas industriales, oficinas comerciales, o representantes, además de contar con presencia a través de Internet con páginas electrónicas B2B y B2C. Cigatam – Philip Morris México vende y distribuye sus productos únicamente en México y no utiliza el Internet para venta o promoción a consumidores.

### Condumex

Condumex ofrece un servicio eficiente a sus clientes en México a través de una sólida y vasta red de ventas y distribución, comprendida por 54 oficinas de venta regionales y bodegas, así como 38 oficinas de servicios de instalación en todo el país. Los clientes de Estados Unidos y Canadá son atendidos por las oficinas de venta y centros de distribución en Arlington, Tx., Charlotte, N.C. e Indianápolis, Indiana, así como un centro de servicio al cliente ubicado en Laredo, Tx. Otras oficinas comerciales sirviendo a clientes en la Unión Europea, están localizadas en Alemania y España; en tanto que en Asia, a través de su oficina en Shangai, China; Por su parte, las oficinas de Chile, Brasil, y Guatemala sirven al mercado de Latinoamérica. Las exportaciones (no incluidas en el TLC) se manejan a través de un grupo especializado en ventas, ubicado en el D.F..

**Grupo Condumex, Red Comercial Nacional**


SELMEC
IEM
BIENES DE CAPITAL
TELECOMUNICACIONES.
NACEL
Gabriel
AUTOMOTRIZ
INSTALACIONES
OFICINA
OFICINA / BODEGA
CENTRO DE DISTRIBUCIÓN

**Red Comercial Internacional**


10. Indianapolis
1. CHARLOTTE, NC.
2. ARLINGTON TX.
3. GUATEMALA,
7. LAREDO TX.
10. MANAGUA, NICARAGUA.
6.VINHEDO, BRASIL (planta)
4.SANTIAGO, CHILE
9.SAO PAULO, BRASIL
8. WUPPERTAL, ALEMANIA.
5. ZARAGOZA, ESPAÑA (planta)
11 SHANGAI

## Nacobre

Productos Nacobre, S. A. de C.V, empresa comercializadora del grupo, cuenta con diez centros de distribución ubicados estratégicamente en diversos estados de la República Mexicana para la oportuna atención y servicio a sus clientes. Adicionalmente se tienen establecidas dos empresas comercializadoras en el extranjero, Copper & Brass International Corp. con sede en Houston, Texas, EUA y dos centros de distribución en Laredo, Texas y en Chicago, Illinois, así como Cupro do Brasil LTDA en Sao Paulo Brasil.


TIJUANA
CD. JUÁREZ
MONTERREY
MOCHIS
LEON
VERACRUZ
MERIDA
GUADALAJARA
PUEBLA
METROPOLITANA


1. LAREDO TX
BODEGA
2. CHICAGO ILL.
BODEGA
3. HOUSTON TX.
OFICINA
4.BRASIL
BODEGA Y OFICINA

**Frisco**

Frisco distribuye sus productos mediante contratos de venta a mediano y largo plazo, a través de sus principales subsidiarias como son Minera Tayahua y Minera María, en el ramo de la minería, y Química Flúor para el ácido fluorhídrico. Ferrosur opera principalmente mediante la venta directa a usuarios finales a través de personal propio.

**Porcelanite**

La comercialización de los productos en México se realiza a través de la más importante red de distribución de acabados de la construcción que existe en el País, representada por más de 100 distribuidores autorizados, con alrededor de 500 puntos de venta y con presencia en las principales ciudades, así como en poblaciones con atractivo de crecimiento.

Los distribuidores de los productos Porcelanite cuentan con instalaciones adecuadas para la realización de ventas de mayoreo y menudeo y con la facilidad de surtimiento para proporcionar un excelente nivel de servicio a los diferentes mercados a los que se orientan. La red de distribución se encuentra extendida hacia los Estados Unidos, Centroamérica y el Caribe.

**Cigatam – Philip Morris México**

Cigatam, es la compañía manufacturera de cigarros que vende toda su producción a Philip Morris México, encargada de la comercialización del producto. Philip Morris México realiza la comercialización y venta de sus productos a nivel nacional principalmente a través de mayoristas, quienes a su vez venden los productos a las tiendas de detalle. Además, Philip Morris México vende directamente a cadenas de autoservicio y tiendas de conveniencia.

**Grupo Sanborns**

Grupo Sanborns opera preponderantemente a través de la venta directa a consumidores finales, lo cual realiza a través de 457 puntos de venta, como a continuación se detalla.

Al cierre del año, Grupo Sanborns estaba conformado por Sanborn Hnos., con una cadena de 126 tiendas especializadas con operaciones de restaurante y tienda , 34 Sanborns Café, 64 tiendas de música, 48 tiendas Sears, 157 pastelerías El Globo y 28 cafeterías.

Grupo Sanborns cuenta además con páginas electrónicas a través de las cuales se promocionan productos como discos, libros, juguetes, artículos de fotografía, equipo de audio y video, y perfumes, entre otros.

### iii) Patentes, Licencias, Marcas y otros Contratos

A continuación se proporciona información sobre las patentes, licencias y marcas relevantes de las principales subsidiarias de Grupo Carso.

**Condumex**
**Información de Patentes.**

| NÚM DE PATENTE | TÍTULO | FECHA DE CONCESIÓN |
|---|---|---|
| **SISTEMAS DE MEDICIÓN Y MANUFACTURA Y EQUIPO PARA MEJORA DE PROCESOS PRODUCTIVOS DE PARTES PARA MOTOR** | | |
| MX186591 | SISTEMA LA MEDICIÓN DE LA APERTURA DE TRABAJO DE ANILLOS PARA MOTORES DE COMBUSTIÓN INTERNA Y APARATOS E INSTRUMENTOS DE MEDICIÓN | 1997 |
| EXP981944 | SISTEMA DE MANUFACTURA FLEXIBLE PARA TORNEADO INTERIOR Y EXTERIOR DE ANILLOS PARA PISTÓN. | 2001 |
| EXP990004 | SISTEMA DE ANILLO EXPANSOR MEJORADO RIGIDEZ CALCULADA PARA MAYOR CONTROL CONSUMO ACEITE PARA PISTÓN. | 2003 |
| US6286563 | MAQUINA PAREADORA AUTOMÁTICA DE CABLE AUTOMOTRIZ CON CONTROL ELECTRÓNICO Y MÉTODO DE TORSIÓN. | 2001 |
| **EQUIPO, FORMULACIÓN DE COMPUESTOS AISLANTES Y SISTEMAS DE EMBALAJE Y ESTIBADO DE CONDUCTORES ELÉCTRICOS AUTOMOTRICES** | | |
| MX185317<br>US5695173<br>BRPI9704234-0 PI 9704234-0 | PLATAFORMA LEVADIZA DE TIJERA CON CONTROL ELECTRÓNICO. | 1997 |
| US5955525<br>EP98301424.2 | FORMULACIÓN POLIOLEFINICA DE BAJA EMISIÓN DE HUMOS SIN HALOGENOS Y RESISTENTE A LA FLAMA, PARA PROTECCIÓN AISLANTE DE CABLE AUTOMOTRIZ. | 1999 |
| US6255374<br>EP98301424.2<br>MX EXP 978672 | FORMULACIÓN DE COMPUESTOS DE CLORURO DE POLIVINILO LIBRE DE METALES PESADOS, PARA AISLAMIENTO DE CABLE PRIMARIO AUTOMOTRIZ DE PARED DELGADA | 2002 |
| EXP973997<br>US6273361 | SISTEMA DE EMBALAJE Y ESTIBADO DE CONDUCTORES ELÉCTRICOS AUTOMOTRICES. | 2001 |
| US6508434 | SISTEMA DE EMBALAJE Y ESTIBADO AUTOMÁTICO DE CONDUCTORES ELÉCTRICOS. | 2002 |
| US 09/899,754 | COMPOSICIÓN POLIMERICA DE PVC LIBRE DE PLOMO PARA AISL. Y CUBIERTA DE CABLE AUTO DE PARED DELGADA RESISTENTE A LA ABRASIÓN Y ALTA TEMPERATURA DE OPERACIÓN. | 2003 |
| **CONDUCTORES ELÉCTRICOS PARA LA INDUSTRIA AUTOMOTRIZ** | | |
| EXP983858<br>US6204452<br>VE2576 | CONDUCTOR ELÉCTRICO AUTOMOTRIZ FLEXIBLE DE ALTA RESISTENCIA MECÁNICA,A BASE DE ALEACIONES DE COBRE | 2001 |
| EXP971243<br>US6331676<br>EP98301190.9<br>VE9214 | CABLE PRIMARIO DE CONDUCTOR COMPRIMIDO. | 2002 |
| EXP972115<br>US6362431 | CABLE PRIMARIO DE PARED ULTRADELGADA PARA SERVICIO AUTOMOTRIZ. | 2002 |
| VE 98-526 | CABLE PRIMARIO DE PARED ULTRADELGADA PARA SERVICIO AUTOMOTRIZ. | 2003 |
| US 09/739,596 | CONDUCTOR ELÉCTRICO AUTOMOTRIZ FLEXIBLE COBRE ALTA RESISTENCIA MECÁNICA, USANDO UN ALAMBRE CENTRAL DE CCS Y SU MANUFACTURA. | 2003 |
| **SISTEMAS DE MEDICIÓN Y DE ELIMINACIÓN DE BURBUJAS DE AIRE PARA MEJORA DE PROCESOS PRODUCTIVOS DE CABLE Y FORMULA POLIMÉRICA DE AISLAMIENTO** | | |
| MX176564 | SISTEMA DE CONTROL DE ILUMINACIÓN A LAZO CERRADO PARA OPERAR MICROSCOPIO METALOGRÁFICO EN LA CARACTERIZACIÓN DE DADOS DE ESTIRADO | 1994 |
| MX178808<br>US5457571<br>EP0557648<br>BRPI9205102-2<br>CH40260<br>JP2964372<br>CA2085911 | MEJORAS A MICROSCOPIO METALOGRÁFICO UTIL PARA CARACTERIZACIÓN DE DADOS DE ESTIRADO DE CONDUCTORES. | 1995 |
| MX180730 | SISTEMA DE DETECCIÓN Y ELIMINACIÓN DE BURBUJAS DE AIRE EN GELATINAS DE RELLENO EN EL PROCESO DE TUBULADO PARA CABLES DE FIBRA ÓPTICA | 1995 |
| MX196842 | COMPOSICIÓN POLIMÉRICA, RETARDANTE A LA FLAMA, SUPRESORA DE HUMOS Y BAJA ACIDEZ PARA AISLAMIENTO DE CONDUCTORES ELÉCTRICOS Y CUBIERTA DE CABLES | 2000 |
| AR 013617B1 | CLASIFICADOR Y REACTOR HIDRAULICO DE PARTICULAS SOLIDAS CON APLICACIÓN DE ULTRASONIDO | 2003 |

| | | |
|---|---|---|
| **CABLES PARA TELECOMUNICACIONES Y CONDUCTORES ELÉCTRICOS** | | |
| MX159491 | MEJORAS EN CABLE ÓPTICO PARA TELECOMUNICACIONES | 1989 |
| MX188229 | CABLE DE FIBRA ÓPTICA DOBLE ENVOLVENTE QUE IMPIDE LA PENETRACIÓN DE AGUA | 1998 |
| MX189883 | CABLE DE FIBRA ÓPTICA EN CONSTRUCCIÓN HOLGADA CON UNIDADES TRANS TIPO RIBBON | 1998 |
| MX195831<br>US5912436<br>VE | CABLE CONDUCTOR ELÉCTRICO CO-EXTRUIDO EN TRES CAPAS AISLANTE DE BAJA ABSORCIÓN DE HUMEDAD, MÉTODO ELÉCTRICO, BAJA EMISIÓN DE GASES TÓXICOS Y HUMOS, RETARDANTE A LA FLAMA. | 2000 |
| US6495762 | CABLE DE USO MULTIPLE PARA TELECOMUNICACIONES DE PLANTA EXTERNA. | 2002 |
| US EXP 09/804,054 | CABLE ACOMETIDA TELEFÓNICA PARA SERVICIOS DE ALTO DESEMPEÑO EN TRANS DE VOZ, VIDEO, DATOS Y ACOMETIDA. | 2002 |
| EXP962631<br>US5999677 | CABLE DE FIBRAS ÓPTICO MEJORADO | 2002 |
| MX EXP 006808 | CABLE DE USO MULTIPLE PARA TELECOMUNICACIONES DE PLANTA EXTERNA. | 2003 |
| ES 2000-0986 | CABLE COAXIAL MEJORADO PARA TRANSIMISIÓN DE SEÑALES DE TELEVISIÓN CON BAJA RESISTENCIA DE LAZO. | 2003 |
| US 6658188B2 | CABLE DE FIBRAS ÓPTICO SECO PARA TELECOMUNICACIONES | 2003 |
| **DISPOSITIVOS DE VERIFICACIÓN Y SENSOR DE CONTEO Y DIMENSIONAMIENTO DE GRIETAS EN PROCESO DE COLADA CONTINUA DE COBRE** | | |
| MX180731 | APARATO PARA VERIFICAR LA ALINEACIÓN DE UNA LAMINADORA DE CONDUCTORES METÁLICOS MEDIANTE LASER | 1995 |
| MX192985<br>US5923771 | DISPOSITIVO SENSOR DE CONTEO Y DIMENSIONAMIENTO EN GRIETAS Y BURBUJAS SUPERFICIALES EN BARRA DE COBRE DURANTE EL PROCESO DE COLADA CONTINUA | 1999 |
| **DISPOSITIVO DE INTERCONECCIÓN PARA TERMINALES TELEFÓNICAS, IDENTIFICADOR DE LLAMADAS PARA USO EN CENTRALES TELEFÓNICAS** | | |
| MX197961 | DISPOSITIVO INTERCONEXIÓN RÁPIDA PARA TERMINALES TELEFÓNICAS CON PROTECCIÓN A LA INTERMPERIE Y HUMEDAD | 2000 |
| MX197965<br>US5907605<br>AR007709B1 | IDENTIFICADOR DE LLAMADAS TELEFÓNICAS PARA USO EN CENTRALES CON DOBLES FORMATOS DE SEÑALIZACIÓN EQUIPO DUAL DE IDENTIFICACIÓN DE LLAMADAS TELEFÓNICAS | 2000 |
| CA 2209568 | EQUIPO DUAL DE IDENTIFICADOR DE LLAMADAS TELEFONICAS. | 2003 |
| **MEJORAS A SISTEMAS Y COMPONENTES PARA INSTALACIÓN E INTERCONEXIÓN DE REDES TELEFÓNICAS** | | |
| MX162117 | MEJORAS A SISTEMAS DE INSTALACIONES DE VÍAS TELEFÓNICAS | 1991 |
| MX173704 | MEJORAS A CIERRE DE EMPALME REENTRABLE | 1994 |
| MX174591 | MEJORAS EN CAJA HERMÉTICA PARA LA INTERCONEXIÓN DE CABLES TELEFÓNICOS | 1994 |
| MX174970 | MEJORA A CIERRE DE EMPALME | 1994 |

Las patentes de Condumex han sido concedidas para su explotación por un período de 15 años.

Las principales marcas son: Condumex, Condulac, Vinanel, Vinilat, Bravo Twist, Latincasa, Carpro, Gabriel, IEM, Selmec, Equiter, S&C Selmec, Precitubo, Microm, Sinergia, Cordaflex, Cablena, Procisa.

## Nacobre

Las principales marcas son: Nacobre, Cupro San Luis, Cobrecel, Almexa, Alurey, Alupak, Rasa, Conesa, Foilum, Alukitchen, Duralon, Durahol y Tuflex .

Los principales contratos de Licencia y Asistencia Técnica están celebrados con: Euroline, S. A. (ventanas de aluminio) y Wavin Overseas B.V. (tubos y conexiones de PVC).

## Frisco

### Información de Patentes.

Patente de invención no.177399 reactor y método de flotación con generador externo de burbujas propiedad de Servicios Corporativos Frisco S. A. de C. V., con una duración de 20 años a partir de marzo de1990 y su uso se aplica a los procesos de flotación de minerales.

## Porcelanite

Las principales marcas comerciales con que cuenta son: Porcelanite, Itálica Alessandra y Alcer.

## Cigatam Philip Morris México

### Contrato de Licencia / Marcas.

Se tiene contrato de licencia de marcas y asistencia técnica con Philip Morris Products S.A. quien es la propietaria de las marcas internacionales que se elaboran y venden en México por Cigatam - Philip Morris México tales como Benson & Hedges, Marlboro y L&M. Cigatam produce y es la dueña de las marcas nacionales Delicados, Broadway, Faros, Elegantes, Tigres y Lider, que son otorgadas bajo licencia a Philip Morris México para su comercialización.

### Grupo Sanborns

### Marcas.

| TITULO | TIPO | PRODUCTOS | SIGNO DISTINTIVO | TITULAR | VENCE | OBSERVACIONES |
|---|---|---|---|---|---|---|
| 403321 | Marca Innominada | SERVICIOS DE RESTAURANTES | DISEÑO (TRES TECOLOTES) | Sanborn Hermanos, S.A. | 25-May-10 | |
| 13353 | Nombre Comercial | VENDER EN GENERAL TODA CLASE DE ARTÍCULOS | SANBORNS | Sanborn Hermanos, S.A. | 19-Dic-03 | |
| EXPEDIENTE 599180 | Marca Nominativa | SERVICIOS DE RESTAURANTE | SANBORNS | Sanborn Hermanos, S.A. | | Solicitud de registro en trámite. |
| 513950 | Marca Mixta | RESTAURANTES | SANBORNS CAFÉ Y DISEÑO (TRES TECOLOTES) | Sanborn Hermanos, S.A. | 13-Nov-05 | |
| 462620 | Marca Mixta | COMERCIALIZACIÓN DE DISCOS | MIXUP Y DISEÑO (MIXUP EN RELIEVE) | Promotora Musical, S.A. De C.V. | 10-Mar-04 | |
| 20294 | Nombre Comercial | PASTELERÍA, CONFITERÍA Y REPOSTERÍA. | EL GLOBO | Pastelería Francesa, S.A. de C.V. | | Renovación en trámite a nombre de Gastronomía Avanzada Pastelerías, S.A. de C.V. |
| 409787 | Marca Nominativa | SERVICIOS DE PASTELERIA | EL GLOBO | Pastelería Francesa, S.A. de C.V. | 21-Ene-11 | En trámite transmisión de derechos a nombre de Gastronomía Avanzada Pastelerías, S.A. de .C.V |
| 585394 | Marca Mixta | SERVICIOS DE PASTELERÍA | EL GLOBO Y DISEÑO (GLOBO AEROSTÁTICO Y LEYENDA FUNDADA EN 1884) | Pastelería Francesa, S.A. de C.V. | 30-Jun-08 | En trámite transmisión de derechos a nombre de Gastronomía Avanzada Pastelerías, S.A. de .C.V |

### Contratos

Se tienen celebrados contratos con algunos de los principales transportistas en el país, con el objeto de transportar la mercancía de la frontera norte a la Ciudad de México y transferir mercancías del centro de distribución de Vallejo a diferentes tiendas, así como para distribuir la producción de la planta de Popocatépetl a las sucursales El Globo y La Balance.

### Sanborns

Sanborns es propietaria y utiliza marcas de productos elaborados en sus fábricas, como son la crema Teatrical (de acuerdo a la fórmula establecida por los laboratorios Sanborns) y el agua de colonia Sanborns.Asimismo, en los productos de dulces y chocolates, Sanborns fabrica y comercializa sus marcas conocidas en el mercado como los chocolates Capitán, Tecolote, Manicero, así como los dulces Ponpons, Gomitas, agua de colonia Sanborns y crema Teatrical. El 1.7% de las ventas netas corresponde a marcas propias.

### Sears México

En forma simultánea a la compra de una participación accionaria mayoritaria en Sears México por parte de la Compañía en abril de 1997, Sears México celebró un contrato de licencia de uso de marcas (el "Contrato de Marcas Sears") con Sears Roebuck, conforme el cual Sears México obtuvo, entre otros derechos: (1) una licencia exclusiva para utilizar la marca "Sears" en la operación de tiendas de venta al menudeo en México y (2) una licencia no exclusiva para utilizar ciertas marcas, nombres comerciales, lemas y otros derechos propiedad de Sears Roebuck Inc. en la comercialización y venta de ciertos productos de esta última. El Contrato de Marcas Sears venció en abril de 2002 y a la fecha ya fue negociada una ampliación hasta el año 2012.

Además de los productos de marca, Sears México ha celebrado contratos de licencia no exclusiva con Sears Roebuck, para vender productos de línea de artículos para el hogar ("hardlines") con las marcas Kenmore, Roadhandler y Craftsman entre otras, ropa para caballero marca Franco Rossini y pantalones de mezclilla marca Canyon River Blues, entre otras. Además, Sears México está desarrollando su propia línea de ropa para dama, caballero y niños, artículos para baño y otros. Sears México considera que en términos generales la mercancía de marca propia le ofrece al cliente una mayor calidad a precios más bajos y tiene márgenes de utilidad superiores a la mercancía de marcas reconocidas, y que su programa de marca propia ayuda a distinguirla de sus competidores. En 2003, aproximadamente el 2.7% de las ventas netas de Sears México se derivaron de la venta de mercancía de marca propia. El objetivo de la administración consiste en incrementar consistentemente el porcentaje del total de ventas representado por las ventas de mercancía de marca propia.

Sears México tiene una licencia exclusiva (Pier 1) que vence en diciembre de 2006; tal licencia ofrece a sus clientes una combinación de productos que la distinguen de sus competidores. Actualmente, Sears México vende mercancía de Pier 1 en 16 de sus tiendas. Sears México también cuenta con una licencia no exclusiva para vender ropa casual bajo la marca Carlo Corinto en México.

Sears México concesiona espacio dentro de sus tiendas a terceros, tales como reparación de relojes, ópticas y aparatos auditivos. Sears México recibe un porcentaje preestablecido de los ingresos del concesionario y éste último paga sus propios gastos de operación. Sears México selecciona a estos concesionarios dependiendo de cada tienda, igualando la selección de concesiones de una tienda en particular al perfil de los clientes de dicha tienda.

Se tienen celebrados contratos con algunos de los principales transportistas en el país, con el objeto de transportar la mercancía de la frontera norte a la Ciudad de México y transferir mercancías del centro de distribución de Vallejo a diferentes tiendas y clientes.

**Controladora y Administradora de Pastelerías**

La empresa tiene registradas, entre otras, las marcas comerciales "El Globo", "Delibrot" y "La Balance", así como derechos de autor relacionados con su actividad.

Se tienen celebrados contratos con algunos de los principales transportistas con el objeto de transportar la producción desde la Planta de la Ciudad de México a diferentes sucursales.

**Promotora Musical**

Promotora Musical tiene registrados los nombres comerciales de "Mixup","MX Mixup" y "Discolandia" y tienen una licencia para operar la marca "Tower Records".

**Políticas de Investigación y Desarrollo**

Grupo Carso cuenta con el Centro de Investigación y Desarrollo (CIDEC), que se dedica al desarrollo de nuevos procesos, nuevos materiales y nuevos productos relacionados con los mercados que atiende G Carso (telecomunicaciones, construcción, autopartes, energía y minería entre otros), así como un Centro Técnico dedicado al desarrollo de software para aplicaciones automotrices.

Cuenta con instalaciones propias, localizadas en el Estado de Querétaro y con un grupo de 120 personas que trabajan exclusivamente en el área de investigación y desarrollo, en las áreas de cables, fibra óptica, telecomunicaciones, metalurgia, modernización y sistemas de calidad, y de 240 ingenieros en el Centro Técnico.

Sus proyectos orientados hacia el incremento de la productividad ( a través de la reducción de los costos en las materias primas y al desarrollo de materiales y compuestos propios para aplicaciones específicas, a la mejora de los procesos productivos existentes, a la revisión de almacenes, a la reducción de desperdicios, etc.), al desarrollo de nuevos productos (todo tipo de cables de cobre, aluminio y fibra óptica, dispositivos electrónicos para las telecomunicaciones, desarrollo de software) y proyectos relativos con la ecología (reutilización de residuos peligrosos y no peligrosos, disminución de la generación de contaminantes, etc.)

Las solicitudes de proyectos, provienen de las áreas comerciales de nuestra empresa, de las plantas del Grupo, y del mismo CIDEC; los criterios para su aceptación y elaboración son los siguientes:

- ·Proceso de Competitividad de las plantas (reducción de costos y diferenciación de productos).
- · Proceso de Calidad de las plantas (mantenimiento de la tecnología que permita la consistencia de nuestros procesos y productos).
- · Esquema de desarrollo de nuevos productos (todo lo nuevo que permita el crecimiento y la diversificación de grupo).
- · Un criterio adicional al que se tiene para estas categorías es el que presente una redituable relación costo – beneficio, que sea reflejada en los resultados de las plantas.

El 12 de diciembre de 2002, Grupo Condumex recibió el Premio Nacional de Tecnología 2002, en la categoría de empresa manufacturera grande, que otorga la Secretaría de Energía a las empresas que cuentan con un sistema de administración de tecnología como elemento para elevar la competitividad de las empresas.

Condumex obtuvo dicho premio debido a los excelentes resultados de sus sistemas y prácticas de gestión tecnológica, incluyendo conocimiento estratégico e integración de mercados y clientes, competitividad de productos, procesos y servició, planeación estratégica y tecnológica, patrimonio y capacidad tecnológica, resultados de la gestión tecnológica, prácticas para la gestión tecnológica y resumen de indicadores de gestión.

La compañía no ha celebrado contratos relevantes diferentes a los que tenga que ver con el giro normal de los negocios en los que participa.

**iv) Principales Clientes**

Grupo Carso no tiene clientes. A continuación se presenta una tabla con los principales clientes de las subsidiarias de Grupo Carso, de acuerdo a la categoría de producto/servicio que ofrecen:

| Categoría | Producto / Servicio | Principales clientes |
|---|---|---|
| Industriales | Cable y bienes de capital | CFE, Luz y Fuerza, Telmex, PEMEX, constructoras, Delphi, otras empresas telefónicas, distribuidores, etc. |
| | Instalación | Telmex, América Móvil, CFE, compañías de televisión por cable |
| | Arneses eléctricos y autopartes | General Motors, Volkswagen, Ford, Daimler-Chrysler distribuidores y refaccionarias |
| | Tubo, láminas, perfiles, alambres y conexiones de cobre y aleaciones. Perfiles, láminas y productos maquinados de aluminio. Tubos y conexiones de PVC, tubos de polietileno y prolipropileno. | Distribuidoras de materiales para la construcción, industria automotriz, eléctrica, electrónica, aire acondicionado, línea blanca, refrigeración, alimenticia y farmacéutica. |
| | Concentrado de plomo-plata, zinc | Met-Mex Peñoles, Trafigura Beheer B.V. |
| | Acido fluorhídrico | E. I. Dupont, Atofina Chemicals, Solvay Fluorides, Pemex Cadereyta |
| De Servicios | Transporte ferroviario de carga | Principalmente empresas comercializadoras de granos e industrias química, cementera y vidriera. |
| Consumo | Loseta cerámica | Sanimex, Mosaic Tile mayoristas, minoristas de acabados |
| | Adhesivos | Recubre, Sanimex |
| | Cigarros | Mayoristas. |
| Comerciales | Alimentos y bebidas, regalos, artículos de tocador, discos, cassetes, pan y pasteles, electrónicos, , entre otros | Público en general |

Cigatam, Subsidiaria de Grupo Carso, registró ventas a Philip Morris México, equivalentes al 19.5% de las ventas consolidadas de Grupo Carso. Philip Morris México es una empresa asociada de Grupo Carso, y se encarga de distribuir y comercializar los productos elaborados por Cigatam.

## v) Legislación Aplicable y Régimen Tributario

Grupo Carso está sujeto al cumplimiento de las leyes, reglamentos y disposiciones aplicables a las sociedades anónimas de capital variable, como son: el Código de Comercio y la Ley General de Sociedades Mercantiles; así como a la Ley del Mercado de Valores y en general a las disposiciones en materia fiscal.

IEPS

La venta de cigarros esta sujeta al pago del Impuesto Especial sobre Producción y Servicios (IEPS). En este sentido, Cigatam pagó el impuesto correspondiente mensualmente a una tasa de 107% para cigarros con filtro y de 80% para cigarros sin filtro durante el año 2003. A partir del 1° de Enero de 2004 deberá pagar el impuesto correspondiente mensualmente a una tasa de 110% para cigarros con filtro y de 100% para cigarros sin filtro durante el año.

Régimen de consolidación fiscal:

Carso cuenta con autorización de la Secretaría de Hacienda y Crédito Público para determinar su resultado fiscal (de ISR e IMPAC) en forma consolidada, que excluye a las subsidiarias del extranjero.

## vi) Recursos Humanos

Grupo Carso no tiene empleados; sin embargo, a través de sus subsidiarias, contaba al final del año 2003, con más de 73 mil empleados, de los cuales, el 69% son funcionarios y empleados, y de éstos, el 44% son de confianza y el 56% están sindicalizados. El 31% del total del personal son obreros, todos sindicalizados.

| | De Confianza | Sindicalizados | Total |
|---|---|---|---|
| Funcionarios | 957 | 0 | 957 |
| Empleados | 21,524 | 28,317 | 49,841 |
| Obreros | 0 | 22,753 | 22,753 |
| Total | 22,481 | 51,070 | 73,551 |

La relación de las subsidiarias con sus sindicatos se ha mantenido, hasta la fecha, en buenos términos.

## vii) Desempeño Ambiental

Grupo Carso cuenta con una política ambiental a nivel subsidiarias, a continuación se presenta la política ambiental de las principales subsidiarias.

### Condumex

Desde el año 1999, Grupo Condumex cuenta con una Política Corporativa de Protección del Ambiente. Se ha emprendido un programa para implantar sistemas de administración ambiental en las plantas del grupo. Como resultado de este programa, nueve plantas cuentan con certificación en el sistema ISO-14001; adicionalmente, cuatro empresas cuentan con Certificado de Industria Limpia emitido por la autoridad competente en el ámbito federal o estatal. Las actividades productivas de Grupo Condumex se consideran de impacto ambiental de bajo a medio.

### Nacobre

Las empresas de Grupo Nacobre de competencia federal desde el punto de vista ambiental, se han adherido al Programa de Auditorías Ambientales promovida por la Procuraduría Federal de Protección al Ambiente. De estas, cuatro empresas cuentan con Certificado de Industria Limpia en tanto que tres de ellas desarrollan el plan de trabajo orientado a la consecución de dicho certificado. Las plantas de competencia local cumplen con la normatividad ambiental vigente sin necesidad de adherirse a un programa. Se cuenta con un sistema de administración ambiental. Las actividades productivas de Grupo Nacobre se consideran de impacto ambiental de bajo a medio.

**Porcelanite**

Grupo Porcelanite cuenta con una Política para Protección al Ambiente. Las plantas de Grupo Porcelanite son de competencia local y cumplen con la normatividad vigente. Sus actividades productivas se consideran de impacto ambiental bajo.

**Frisco**

Frisco participa en tres sectores productivos: ferroviario, minero y químico. En el sector químico, Frisco cuenta con una planta productora de ácido fluorhídrico de alto riesgo. Dicha planta cuenta con Certificado de Industria Limpia y se le considera pionera y de avanzada en el ámbito de la protección ambiental. En el sector minero, se cuenta con una unidad industrial certificada como Industria Limpia. Se ha instrumentado un sistema de administración ambiental enfocado a minimizar la generación de residuos; a reducir impactos ambientales adversos y a contar con planes de atención a contingencias y emergencias ambientales. Dentro de este sector, las actividades productivas se consideran de impacto ambiental de medio a alto. En el sector ferroviario, Ferrosur cuenta con Certificado de Industria Limpia en su taller de Apizaco, Tlaxcala, Puebla,Veracruz y Cuatzacoalcos. Se construyó además una nueva zona de abastos en Tierra Blanca, Ver., que cumple con la normatividad ambiental.

**Grupo Sanborns**

Grupo Sanborns se caracteriza por cumplir con las normas ambientales que le son aplicables por lo que en cada una de las unidades o establecimientos en los que participa se cumplen los requisitos correspondientes y se obtienen las autorizaciones a que los mismos están sujetos, principalmente en materia de control y registro de aguas residuales, emisiones a la atmósfera, así como para el manejo y disposición final de residuos sólidos y materiales peligrosos cuando por necesidades del negocio se manejan o se generan. Para tales efectos, Grupo Sanborns normalmente contrata los servicio de empresas debidamente autorizadas por las autoridades ambientales o sanitarias respectivas. Grupo Sanborns considera que ninguna de las actividades propias de los negocios que maneja representan algún riesgo importante considerable en materia ambiental, por lo que la misma no está sujeta a controles o registros especiales

**viii) Información del Mercado**

**Condumex**

Los principales mercados que atiende Grupo Condumex a través de sus diferentes compañías son:

Telecomunicaciones.- Fundamentalmente enfocado al sector comunicaciones, este sector ha enfrentado una fuerte competencia acentuada por la disminución en la demanda de diferentes productos, sin embargo, el desarrollo de proyectos llave en mano que integran el diseño, la manufactura y la instalación han permitido a Grupo Condumex mantener su presencia en el mercado. Condumex se mantiene como uno de los principales proveedores de cable, ingeniería y construcción de redes para la industria de las telecomunicaciones en México.

Construcción y energía.- En el gran mercado de la construcción, Condumex participa con una amplia gama de productos, donde el reconocido prestigio de su marca y la fuerza de su red nacional de distribuidores le ha permitido ser exitoso, participa en mercados de la industria química, petroquímica y de proceso, así como en la industria eléctrica.

Asi mismo, Condumex fabrica equipos de transferencia de calor, y de manera destacada plataformas petroleras costa fuera, equipos y meteriales y ofrece servicios utilizados en las actividades de generación, transformación, transmisión y distribución de energía eléctrica, tanto en el sector paraestatal como en el sector privado, tiene también un mercado importante en la exportación de sus productos, proncipalmente a USA, Venezuela, Colombia, Argentina, etc.

Sus principales clientes son PEMEX, CFE, la industria del proceso en general e internacionalmente las grandes firmas de ingeniería y construcción

Automotriz.- Atiende necesidades del sector auto partes, el dinamismo mostrado, las ventajas de Condumex originadas por una integración vertical de su producción y sus alianzas estratégicas permitieron mantener la preferencia dentro del mercado.

Los principales competidores de Condumex en los distintos mercados en que participa son empresas nacionales y extranjeras tales como: Yazaki, Boge, Monroe, Hastings, Cofap, Xignux, IUSA, Pirelli, Phelps Dodge, Comscop y Belden.

**Nacobre**

**División Cobre.**
Los productos de la división Cobre concurren al mercado de la construcción, industria automotriz, eléctrica y electrónica, línea blanca, aire acondicionado, refrigeración, cartuchería deportiva e industria militar, así como acuñación de monedas, artesanías, plantas de generación de energía eléctrica e intercambiadores de calor.

El principal competidor en esta división es Industrias Unidas, S. A. de C. V.

**División Aluminio.**
Los productos de la división aluminio abastecen a los mercados de la construcción, automotriz, línea blanca y artículos domésticos, industria eléctrica, alimenticia y farmacéutica e industria en general.

Los principales competidores de esta división son Cuprum e Indalum.

**División Plásticos.**
Los sectores del mercado a los que concurren los productos de la división Plásticos son construcción, telefónico, hidráulico y agrícola.

Los principales competidores de esta división son Plásticos Rex y Plásticos Omega.

Las empresas del grupo también enfrentan la competencia de la importación de productos similares a los que manufacturan.

Nacobre mantiene una importante ventaja competitiva en el mercado al ofrecer a sus clientes una gran diversidad de productos, los cuales son fabricados con la más alta tecnología y calidad con prestigio internacional.

**Frisco**

**División Minera.**
Frisco en su división minas cuenta actualmente con un mercado nacional y de exportación, en el mercado nacional el principal cliente es Met-Mex Peñoles y Nacel, y para el mercado de exportación, vende en E.U.A., donde su principal cliente es Trafigura.

**División Químicos.**
Química Flúor participa en el mercado de Estados Unidos de Norteamérica y exporta el 99% de su producción a ese país. Los principales segmentos donde se utiliza el ácido fluorhídrico son en la fabricación de: gases refrigerantes y fluoropolímeros, producción de aluminio, refinación de gasolina, limpieza de metales, producción de combustible nuclear y otros. Los principales competidores son: Honeywell y Solvay.

Los factores que más afectan a estas divisiones de Frisco son los precios de los metales, el tipo de cambio y la desaceleración de la economía internacional.

**División Ferroviaria.**
Ferrosur sirve a los puertos de Veracruz, Coatzacoalcos y Salina Cruz y los enlaza con los principales centros de producción y consumo del centro y sureste del país, atendiendo principalmente los mercados nacional e internacional de importación. Además con el servicio de ferrobarcazas, atiende el tráfico internacional entre el sureste de México y el centro-este de los EUA. Los segmentos en los que participa son agrícola (granos, azúcar y otros), petroquímico (químicos y fertilizantes), industrial (papel, cerveza, siderúrgicos y otros), cementero, mineral (arena sílica, mineral de fierro y coque), automotriz e intermodal. Durante el año 2003, las ton-km trasportadas tuvieron un 4.6% de incremento con respecto a 2002.

Ferrosur enfrenta competencia directa de Transportación Ferroviaria Mexicana, en el puerto de Veracruz, por ser el único puerto en el país que es atendido por dos líneas de ferrocarril, además de competir con el autotransporte de carga general.

**Porcelanite**

Porcelanite conserva su posición como líder en la industria de loseta cerámica en México, con una participación superior al 40% del mercado. Durante el año 2003, Porcelanite continuó creciendo sus volúmenes de producción conservando el dinamismo que le ha caracterizado en este aspecto.

| Principales competidores | Marcas |
|---|---|
| Vitromex | Vitro |
| Ladrillera Monterrey | Lamosa |

**Cigatam Philip Morris México**

El mercado de cigarros en México es muy estable, mientras que la participación de mercado de la empresa se ha venido incrementando en los últimos 22 años. Su participación, medida en volumen, se mantuvo en un 59.4% durante 2003, igual al cierre del 2002, mientras que el volumen de mercado disminuyó en 160 puntos base durante 2003.

En cuanto a la participación por segmento, Cigatam – Philip Morris México, al cierre del año reportó un crecimiento en el segmento de precio alto de 30 puntos base, alcanzando un 77.0% contra un 76.7% del año anterior. Este segmento representa el 61.7% del total de mercado y su solidez se debe a la fortaleza de marcas como Marlboro y Benson & Hedges. Por su parte, la participación en el segmento de precio medio disminuyó de 11.2% a 10.0%. y la participación de mercado en el segmento de precio bajo disminuyó de 56.9% a 55.7%.

Marlboro, de forma individual, continuó aumentando su participación en 2003, alcanzando 44.2% de forma individual, contra 43.1% de participación al cierre del año anterior. Durante Noviembre de 2003 se realizó la ampliación de la marca Bensons & Hedges con el lanzamiento de la presentación Mentolados-Lights, ofreciendo otra opción a los consumidores adultos de segmento alto. De igual manera se realizó la ampliación de la marca Líder con el lanzamiento de la presentación Líder Mentolados, en el mes de Noviembre ofreciendo otra opción al segmento medio.

**Grupo Sanborns**

A pesar de que no hay tiendas o cadenas detallistas que sean directamente comparables con Sanborns, cada una de sus divisiones enfrenta diferentes competidores. Debido a su formato único, Sanborns compite con tiendas departamentales, farmacias y cadenas de restaurantes. Walmex, a través de los restaurantes Vips tiene un formato con tienda y restaurante, que compite con Sanborns bajo el mismo concepto. Grupo Sanborns está presente en 40 ciudades de la República, con un total de 457 puntos de venta, a través de sus diferentes formatos, distribuyéndose, 273 en la zona metropolitana de la Ciudad de México y 184 en provincia.

Sears compite con Salinas y Rocha, Liverpool y El Palacio de Hierro, pero también lleva la ventaja debido a su presencia nacional. Adicionalmente a su extensa red de tiendas, que abarca 30 ciudades mexicanas, Sears tiene una fuerte posición de mercado en enseres domésticos y otros bienes de consumo duradero a través de fuertes marcas desarrolladas por Sears en los Estados Unidos, que incluyen a Kenmorey Craftsman.

Las tiendas de música son líderes en un mercado muy fragmentado compuesto principalmente de pequeñas tiendas independientes y departamentos de discos de grandes almacenes.

El negocio de los restaurantes en México está altamente fragmentado. Consiste de cadenas nacionales, cadenas en la Ciudad de México y algunos restaurantes independientes. Vips, representa al competidor más significativo para Sanborns. Se considera que los clientes ven a Vips y a Sanborns como sustitutos equivalentes, a pesar de que muchos restaurantes Vips no están ubicados junto a las tiendas y su decoración y menús varían. Otros competidores en este segmento incluyen a Wings, Toks y California.

A pesar de que en México la competencia en el mercado farmacéutico al menudeo es intensa debido a la presencia de varias cadenas de farmacias bien establecidas, como lo son Benavides y Fragua; Sanborns tradicionalmente ha disfrutado de una mayor presencia en la Ciudad de México y sus alrededores. Las numerosas ubicaciones y calidad uniforme de Sanborns ayudan a reforzar la lealtad a la marca y el retorno de los clientes.

La Compañía considera que, al ser Grupo Sanborns una de las empresas de ventas al menudeo más importante del país, cuenta con un gran número de ventajas competitivas que incluyen: variedad de formatos complementarios de tiendas; gran diversidad geográfica en México; la existencia de sinergias entre sus negocios; personal gerencial experimentado y capacitado, enfocado a resultados; utilización de sistemas adecuados a la operación; y solidez financiera.

A través de Sears México y Sanborns, Grupo Sanborns opera importantes cadenas de tiendas de ventas al menudeo, que han capturado una porción significativa del mercado nacional. Sears, opera tiendas departamentales de formato tradicional que ofrecen una amplia selección de productos a través de sus líneas de artículos para el hogar y moda, contratos de servicio de reparación y mantenimiento, así como productos y servicios automotrices. Sanborns representa un concepto único que consiste en tiendas departamentales especializadas de pequeña escala (que incluyen farmacias, librerías, departamentos de aparatos electrónicos personales y para el hogar, accesorios y joyería para dama y caballero, así como regalos y novedades de alta calidad), combinadas con un restaurante y un bar que se encuentran abiertos de 7:30 A. M. a 1:30 A. M., los siete días de la semana.

Además de la operación de tiendas departamentales, Grupo Sanborns ha incursionado en el sector restaurantero y de bares, a través de la división de alimentos y bebidas de las unidades Sanborns y los Sanborns Café, en la venta de discos a través de Mixup, No Problem, Discolandia, La Feria del Disco México y Tower Records; en el negocio de panaderías y pastelerías a través de El Globo, La Balance, islas y barras de café.

La industria nacional de ventas al menudeo, también ha mostrado ciertas tendencias hacia la concentración de mercado, similares a las tendencias registradas en otros mercados del mundo. Esta concentración se debe principalmente a cuatro factores: (i) el uso de sistemas de información, que han permitido a los vendedores al menudeo alcanzar economías de escala, reducir costos e identificar oportunidades para la venta de mercancía; (ii) los requisitos de escala necesarios para lograr costos de abastecimiento más bajos y economías de escala; (iii) la necesidad de contar con acceso a capital; y (iv) el incremento en las obligaciones fiscales, que generan oportunidades de crecimiento para los comerciantes institucionales al desplazar a los establecimientos informales.

Grupo Sanborns considera que es la empresa departamental con mayor diversidad geográfica en México. Al 31 de diciembre de 2003, la Compañía operaba 48 tiendas Sears en todo México, ubicadas en 30 ciudades, 160 Tiendas Sanborns y Sanborns Café ubicadas en 33 ciudades, 64 tiendas de venta de música grabada distribuidas en 19 ciudades, 157 pastelerías con presencia en 10 ciudades y 28 barras de café en 6 ciudades. Gsanborns considera que esta diversidad geográfica le ha permitido desarrollar un conocimiento significativo sobre las preferencias y hábitos de consumo en las distintas regiones del país A medida que ambas economías se desarrollan y la población crece, las empresas de venta al menudeo buscan diversificarse geográficamente en mercados en donde antes no realizaban operaciones. La administración de Gsanborns considera que la presencia actual de sus subsidiarias en distintos mercados y su experiencia y conocimiento sobre las preferencias y hábitos de consumo en las distintas regiones del país, le proporcionan una ventaja significativa sobre otros competidores que no han penetrado previamente en estos mercados.

## ix) Estructura Corporativa

**PORCENTAJE DE PARTICIPACIÓN DE GRUPO CARSO, S.A. DE C.V.
EN SUS SUBSIDIARIAS AL 31 DICIEMBRE DE 2003**


GRUPO CARSO
83.55%
GRUPO SANBORNS, S.A. DE C.V.
PROMOTORA SANBORNS, S.A. DE C.V.
99.94%
SEARS ROEBUCK DE MÉXICO, S.A. DE C.V.
84.94%
SANBORN HERMANOS, S.A.
99.94%
CONTROLADORA Y ADMINISTRADORA DE PASTELERÍAS, S.A. DE C.V.
100.00%
48 SUBSIDIARIAS
99.74%
EMPRESAS FRISCO, S.A. DE C.V.
14 SUBSIDIARIAS
99.75%
INDUSTRIAS NACOBRE, S.A. DE C.V.
13 SUBSIDIARIAS
100.00%
INMUEBLES CANTABRIA, S.A. DE C.V.
17 SUBSIDIARIAS
99.54%
GRUPO CONDUMEX, S.A. DE C.V.
58 SUBSIDIARIAS
99.96%
PORCELANITE HOLDING S.A. DE C.V.
11 SUBSIDIARIAS
61.85%
CONSORCIO BOSQUES S.A. DE C.V.
80.87%
CIGATAM,S.A. DE C.V.
1 SUBSIDIARIA
49.99%
PHILIP MORRIS DE MÉXICO, S.A. DE C.V.
19 SUBSIDIARIAS

### x) Descripción de sus principales activos

A continuación se incluye una descripción de los activos que se consideran importantes para la actividad de cada una de las principales subsidiarias de Grupo Carso. Los activos fijos de la compañía se encuentran en su mayoría distribuidos en territorio nacional, y varían en cuanto a antigüedad, sin embargo, son regularmente objeto del mantenimiento necesario para su conservación, por lo que se considera que están en buen estado.

Para consultar información sobre las políticas y medidas ambientales de las principales subsidiarias de GCarso, referirse al inciso viii) *Desempeño Ambiental.*

Para consultar información acerca de proyectos de inversión en desarrollo, referirse a capítulo 3, inciso d), subinciso ii) *Inversiones Comprometidas al Final del Ejercicio.*

### Condumex.

| PLANTA O CENTRO | ACTIVIDAD ECONÓMICA | CAPACIDAD MENSUAL INSTALADA ( A ) | % DE UTILIZACION |
|---|---|---|---|
| NACIONAL DE CONDUCTORES ELÉCTRICOS | FABRICACIÓN DE CABLE DE MEDIA, ALTA TENSIÓN, ALAMBRE DE MAGNETO, CABLE DE CONSTRUCCIÓN, TELECOMUNICACIONES | 14,365 TONS. | 73.4 |
| NACEL OFICINAS REGIONALES DE VENTA | VENTAS Y DISTRIBUCIÓN | 24,768 M2 | 85.1 |
| NACEL | FIBRA OPTICA, CABLE ACOMETIDA, COMUNICACIONES, TRONCAL | 32,200 Km | 68.3 |
| CONALUM | MAQUILA ALAMBRON DE ALUMINIO | 3,000 TONS | 72.2 |
| CABLE AUTOMOTRIZ | FABRICACIÓN DE CABLE AUTOMOTRIZ | 2,119 TONS | 73.8 |
| ARNESES | FABRICACIÓN Y VENTA DE ARNESES ELÉCTRICOS AUTOMOTRICES | 35,822.9 M USPs | 72.7 |
| SWECOMEX | FABRICACIÓN DE RADIADORES E INTERCAMBIADORES DE CALOR | 350,000 HRS | 68.5 |
| EQUITER | FABRICACIÓN DE EMPAQUES ESPIRO METÁLICOS y RTJ | 400,000 PZAS. | 60.0 |
| PRECITUBO | FABRICACIÓN Y COMPRA DE TUBO ESTIRADO EN FRIO | 850 TON | 85.7 |
| CONTICON | FABRICACIÓN DE ALAMBRON DE COBRE | 26,500 TON | 55.0 |
| COBRE DE MÉXICO | PRODUCCIÓN DE CÁTODO ELECTROLÍTICO DE COBRE | 12,500 TONS | 43.0 |
| PARTES AUTOMOTRICES | FABRICACIÓN DE CAMISAS PARA MOTOR DE COMBUSTIÓN INTERNA, AMORTIGUADORES, ANILLOS AUTOMOTRICES | 30,180 MPZAS | 61.1 |

**NOTAS:**

**1.- TODOS LOS LOCALES SON PROPIOS.**

**2.- TODOS LOS LOCALES e INVENTARIOS ESTAN ASEGURADOS.**

**3.- LA MAQUINARIA DE LAS PLANTAS POTENCIA Y MAGNETO ESTAN GARANTIZANDO PRESTAMOS BANCARIOS.**

**4.- LAS PLANTAS Y OFICINAS REGIONALES DE VENTA SE ENCUENTRAN ESTABLECIDAS EN 23 ESTADOS DE LA REPUBLICA MEXICANA, ASÍ COMO EN LOS SIGUIENTES PAISES: GUATEMALA, NICARAGUA, BRASIL, ESPAÑA, CHILE Y ESTADOS UNIDOS DE NORTEAMÉRICA**

**(A) LA CAPACIDAD MENSUAL INSTALADA ES VARIABLE RESULTANTE DE LA MEZCLA DE PRODUCTOS PROCESADOS EN EL ULTIMO TRIMESTRE**

## Nacobre

| PLANTA O CENTRO | ACTIVIDAD ECONÓMICA | CAPACIDAD ANUAL INSTALADA (TONS) | % DE UTILIZACIÓN |
|---|---|---|---|
| NAC. DE COBRE (PTA CELAYA Y TOLUCA) | SOLIDOS Y CONEXIONES | 30,257 | 77.00 |
| NAC. DE COBRE (PTA VALLEJO) | LAMINAS Y TUBOS | 40,169 | 71.00 |
| NAC. DE COBRE (PTA SAN LUIS) | TUBOS Y CONEXIONES | 45,907 | 89.00 |
| NAC. DE COBRE (PTA TULTITLÁN) | RECICLADORA DE CHATARRAS | N/A | N/A |
| ALMEXA ALUMINIO (PTA TULPETLAC) | LAMINA PAPEL Y PASTA | 26,438 | 80.00 |
| ALMEXA ALUMINIO (PTA VERACRUZ) | LINGOTE | 56,576 | 50.00 |
| ALUMINIO CONESA (PTA PUEBLA) | PERFIL DE ALUMINIO | 12,038 | 75.00 |
| ALUMINIO CONESA (PTA GUADALAJARA) | PERFIL DE ALUMINIO Y MAQUINADOS | 12,447 | 61.00 |
| TUBOS FLEXIBLES (PTA CUAUTITLÁN) | TUBOS Y CONEXIONES DE PVC | 30,000 | 87.00 |
| TUBOS FLEXIBLES (PTA TEPOZOTLÁN) | TUBOS DE PLÁSTICO Y TINACOS | 3,600 | 66.00 |
| TUBOS FLEXIBLES (PTA MONTERREY) | TUBOS DE PVC | 4,200 | 60.00 |
| TUBOS FLEXIBLES (PTA HERMOSILLO) | TUBOS DE PVC | 6,600 | 90.00 |

**NOTA:**
**1.- TODAS LAS PLANTAS SON PROPIAS.**
**2.- TODAS LAS PLANTAS E INVENTARIOS ESTÁN ASEGURADOS.**
**3.- NINGÚN ACTIVO FIJO ESTÁ OTORGADO EN GARANTÍA.**
**4.- LAS PLANTAS SE LOCALIZAN EN EL D.F., ESTADO DE MÉXICO, SAN LUIS POTOSÍ, GUANAJUATO, VERACRUZ, JALISCO, PUEBLA, HERMOSILLO Y MONTERREY.**

## Frisco

| PLANTA O CENTRO | ACTIVIDAD ECONÓMICA | CAPACIDAD INSTALADA (Tons Mens.) | % DE UTILIZACIÓN | UBICACIÓN |
|---|---|---|---|---|
| **GRUPO FRISCO** | | | | |
| MINERA REAL DE ÁNGELES, S. A. DE C. V. | INDUSTRIA MINERO METALÚRGICA | 540,000 | - | ZACATECAS |
| MINERA SAN FRANCISCO DEL ORO, S. A. DE C. V. | INDUSTRIA MINERO METALÚRGICA | 90,000 | - | CHIHUAHUA |
| QUÍMICA FLUOR, S. A. DE C. V. | INDUSTRIA QUÍMICA | 17,333 | 62 | TAMAULIPAS |
| COMPAÑÍA SAN FELIPE, S. A. DE C. V. | INDUSTRIA MINERO METALÚRGICA | 90,000 | - | BAJA CALIFORNIA |
| MINERA TAYAHUA, S. A. DE C.V. | INDUSTRIA MINERO METALÚRGICA | 90,000 | 71 | ZACATECAS |
| MINERA MARÍA, S.A. DE C.V. | INDUSTRIA MINERO METALÚRGICA | 2,040 | 33 | SONORA |

**1.- TODAS LAS PLANTAS SON PROPIAS.**
**2.- TODAS LAS PLANTAS E INVENTARIOS ESTÁN ASEGURADOS.**
**3.- NINGÚN ACTIVO ESTÁ OTORGADO EN GARANTÍA**

Los principales activos de Ferrosur son los siguientes:

- Título de concesión.
- Inversión en rehabilitación de vía e infraestructura.
- Equipo:
  - 187 Locomotoras, de las cuales 57 son propiedad de Ferrosur, y el resto son rentadas.
  - 4,658 Carros, de los cuales 224 son propiedad de Ferrosur, y el resto son rentados.
  - 84 equipos para conservación y supervisión de vía, de los cuales 79 de son propiedad de Ferrosur.

Ferrosur cuenta con una capacidad instalada de 16,500,000 toneladas, con un porcentaje de utilización del 75%.

Todos los activos de Ferrosur, tanto propios como propiedad de terceros, están asegurados, y ninguno de ellos está otorgado en garantía.

## Porcelanite

Al cierre del ejercicio 2003, la capacidad mensual instalada en las diferentes ubicaciones productivas de Porcelanite, presentaban una utilización promedio de poco menos del 90%. Se trata de grandes y modernas instalaciones localizadas en los Estados de Tlaxcala, Querétaro, Guanajuato y México, en las que se ha contado con equipos de avanzada tecnología vinculados a un eficiente programa de mantenimiento, que garantiza condiciones óptimas de uso.

A las ventajas de la modernidad y excelente estado de sus equipos, se agrega la de la autosuficiencia en arcillas, que es un insumo básico en la fabricación de los recubrimientos cerámicos de Porcelanite. La autosuficiencia se logra a través de sociedades subsidiarias de Porcelanite Holding, que son propietarias de minas localizadas en los Estados de Puebla y Guanajuato, con extensiones territoriales cercanas a las 200 has.

Por lo que respecta al adhesivo para recubrimientos cerámicos, su fabricación se realiza en una de las plantas más modernas del mundo en su género que se encuentra establecida en el Estado de Hidalgo y es propiedad de la sociedad denominada Technokolla México, S. A. de C. V., subsidiaria de Porcelanite Holding.

Con excepción de algunos bienes, que se encuentran amparados por contratos de arrendamiento financiero, la mayoría de los activos de las empresas que conforman el Grupo Porcelanite son de su propiedad y se reportan libres de gravamen. Algunos de los contratos de arrendamiento financiero se encuentran denominados en moneda nacional y sus vencimientos más cercanos son en el año 2004, y el más lejano a finales del año 2008, con tasas que tienen como referencia a la TIIE. Para los contratos denominados en dólares, los vencimientos más cercanos son en el año 2004, con tasas actuales no superiores a 1.50%, mientras que el contrato con plazo más amplio vencerá en el año 2008, sobre el que aplica una tasa Libor más 1.50 puntos porcentuales. El incumplimiento en las condiciones daría lugar a la rescisión de los contratos.

Como parte fundamental de la administración y protección de estos activos, existen pólizas de seguro con coberturas que se consideran razonables, en términos de los conceptos que los amparan y de las sumas aseguradas.

## Cigatam

| PLANTA O CENTRO | ACTIVIDAD ECONÓMICA | CAPACIDAD INSTALADA (1) | % DE UTILIZACIÓN |
|---|---|---|---|
| MÉXICO | FABRICACIÓN DE CIGARRILLOS | 15,191 | 90.90% |
| TOLUCA | FABRICACIÓN DE CIGARRILLOS | 11,954 | 44.34% |
| GUADALAJARA | FABRICACIÓN DE CIGARRILLOS | 12,564 | 79.30% |
| (1) MILLONES DE CIGARROS ANUALES | | | |

## Grupo Sanborns

Los principales activos de Grupo Sanborns y sus subsidiarias, al final del año 2003, son los siguientes:

- 126 unidades de Sanborns, con un área total de109,337 metros cuadrados en tienda y 40,596 asientos totales en restaurante,
- 34 restaurantes Sanborns Café, con un total de 6,492 asientos,
- 64 tiendas de música, con un área de ventas de 31,705 metros cuadrados en total.
- 48 tiendas departamentales Sears, con una superficie total de 304,007 metros cuadrados,
- 157 puntos de venta de El Globo, con una superficie de ventas de 35,593 metros cuadrados en total.
- 28 cafeterías con un área total de 2,846 metros cuadrados.
- Tres comisariatos o plantas de procesamiento de alimentos, una fábrica de chocolates y cuatro plantas de procesamiento de pan y pasteles, con una superficie total de 76,759 metros cuadrados.

Todos los activos de Grupo Sanborns cuentan con seguro. Los puntos de venta tienen una antigüedad variable en vista de que las subsidiarias fueron fundadas en su mayoría hace más de 50 años. Sin embargo, se remodelan periódicamente para conservar su buen aspecto y atractivo para nuestros clientes.

Por tratarse de inmuebles estratégicos para Grupo Sanborns, los tres comisariatos de procesamiento de alimentos, la fábrica de chocolates, y las plantas de procesamiento de pan y pasteles son propiedad de esta empresa.

Alrededor del 50% de los locales que ocupan los distintos formatos comerciales que Grupo Sanborns opera, son propiedad de esta empresa y sus subsidiarias, mientras que el resto son rentados.

| **Localización Geográfica en Territorio Nacional.** | **Plantas Comisariatos y Centros de Distribución** | **Puntos de Venta** |
|---|---|---|
| Ciudad de México y Zona Metropolitana | 6 | 272 |
| Centro | | 48 |
| Norte | | 52 |
| Noroeste | | 12 |
| Occidente | 2 | 32 |
| Sur | | 5 |
| Oriente | | 20 |
| Sureste | | 16 |
| **TOTAL** | **8** | **457** |

| | **Antigüedad** | **Propia o renta** |
|---|---|---|
| Planta Globo | Junio 2002 | Propia |
| Planta Guadalajara Globo | Marzo 1998 | Renta |
| Puntos de venta Globo | Variable | 14 propias y 143 rentadas |
| Comisaria Viaducto | Febrero 1968 | Propia |
| Comisaría Guadalajara | Febrero 1989 | Propia |
| Comisaría Tlalnepantla | Diciembre 1991 | Propia |
| Comisaría Monterrey | Mayo 1990 | Propia |
| Fábrica Excélsior | Marzo 1982 | Propia |
| Cafeterías | Variable | 1 propia y 27 rentadas |
| Centro de Distribución Sears | Marzo 1954 | Propio |
| Puntos de venta Sears | Variable | 21 propias y 27 rentadas |
| Puntos de venta S. Café | Variable | 21 propias y 13 rentadas |
| Puntos de venta Sanborns | Variable | 69 propias y 57 rentadas |
| Puntos de venta de Promusa | Variable | 12 propias y 52 rentadas |

xi) **Procesos Judiciales, Administrativos o Arbitrales**

Hasta la fecha, Grupo Carso no enfrenta ningún proceso judicial, administrativo o arbitral que pudiera representar un costo o beneficio de igual o mayor al 10% de sus activos. En la nota 14 de los Estados Financieros Dictaminados que se adjuntan a este Reporte, se hace referencia a un proceso judicial cuya resolución pudiera afectar a la Compañía.

**xii) Acciones Representativas del Capital Social**

El importe del capital social suscrito y pagado de Grupo Carso, S. A. de C. V., asciende, al 31 de diciembre de 2003, a la cantidad de $968,374,819.40 representado por 837,460,500 acciones integrantes de la Serie "A-1", ordinarias, nominativas, sin expresión de valor nominal, correspondientes al capital mínimo fijo sin derecho a retiro. Actualmente la sociedad no cuenta con capital variable.

La sociedad no tiene valores en circulación o contrato alguno relacionado con su capital que impliquen su conversión, ejercicio, intercambio o suscripción en acciones.

Las modificaciones al importe del capital durante los últimos 3 ejercicios sociales, derivados de la recompra de acciones propias, se muestran en el siguiente cuadro:

**Cifras en Pesos**

| | Capital Social | |
|---|---|---|
| Concepto | Importe Nominal | Número Acciones |
| Saldo al cierre de Dic-00 | 1,365,256,794.93 | 893,500,000 |
| Recompra Acciones | -4,965,958.83 | -3,250,000 |
| Escisión **(1)** | -330,874,304.50 | 0 |
| Saldo al cierre de Dic-01 | 1,029,416,531.60 | 890,250,000 |
| Recompra Acciones | -27,964,746.22 | -24,184,200 |
| Saldo al cierre de Dic-02 | 1,001,451,785.38 | 866,065,800 |
| Recompra Acciones | -33,076,965.98 | -28,605,300 |
| Saldo al cierre de Dic-03 | 968,374,819.40 | 837,460,500 |

**Nota:**

| | |
|---|---|
| Capital Social Escindido | -340,073,000.00 |
| Escisión de Recompra de Acciones | -9,198,695.50 |
| | -330,874,304.50 **(1)** |

Al 31 de diciembre de 2003, el total de acciones recompradas en tesorería es de 77,539,500 acciones.

**iii) Dividendos**

Durante los ejercicios de 2001 y 2002, no fue decretado ningún dividendo a los accionistas, sino que fueron reinvertidas las utilidades obtenidas por la Sociedad.

En la asamblea general ordinaria de accionistas de fecha 28 de abril de 2003, se aprobó el pago de un dividendo en efectivo de $0.70 por acción, pagadero en dos exhibiciones, a razón de $0.35 cada una, los días 20 de mayo y 18 de noviembre de 2003, respectivamente.

En la asamblea general ordinaria de accionistas de fecha 21 de abril de 2004, se aprobó el pago de un dividendo en efectivo de $0.70 por acción, pagadero en dos exhibiciones, a razón de $0.35 cada una, los días 20 de mayo y 18 de noviembre de 2004, respectivamente.

Cabe señalar que el consejo de administración no tiene una política expresa para decretar el pago de dividendos o para hacer la propuesta correspondiente a la asamblea de accionistas de la Sociedad. Anualmente el consejo de administración analiza los resultados del ejercicio, los compromisos de inversión y de pago de pasivos y, en su caso, hace una propuesta de pago de dividendos a la asamblea de accionistas.

## 3). INFORMACIÓN FINANCIERA

### a) Información Financiera Seleccionada

Los siguientes cuadros muestran un resumen de la información financiera consolidada seleccionada de la Compañía que deriva de y que debe ser leída junto con los Estados Financieros Auditados. Los Estados Financieros correspondientes al ejercicio de 2003 fueron auditados por PricewaterhouseCoopers, S. C.

**GRUPO CARSO, S.A. DE C.V. Y SUBSIDIARIAS**
**Información Financiera Seleccionada**
**A Pesos Constantes de Cierre de Diciembre de 2003** **(MILES DE PESOS)**

| Conceptos | 2003 | 2002 | 2001 |
|---|---|---|---|
| Ventas Netas | 56,685,625 | 53,950,429 | 56,466,257 |
| Utilidad Bruta | 15,678,586 | 15,441,604 | 16,926,959 |
| Utilidad Operativa | 7,213,475 | 7,274,110 | 8,735,688 |
| EBITDA | 9,452,417 | 9,426,289 | 10,778,502 |
| Utilidad Neta Mayoritaria | 1,969,408 | 2,120,580 | 1,789,719 |
| Utilidad por Acción | 2.32 | 2.40 | 2.01 |
| Inversiones en Activo Fijo | 2,100,189 | 1,544,559 | 2,431,157 |
| Depreciación y Amortización del Ejercicio | 2,238,942 | 2,152,179 | 2,042,815 |
| Total de Activos | 65,947,045 | 65,373,244 | 70,047,120 |
| Total Pasivos con Costo | 17,670,243 | 18,141,445 | 24,100,152 |
| Capital Contable Consolidado | 29,819,753 | 28,583,254 | 26,175,789 |
| Rotación Cuentas por Cobrar (días) | 49 | 45 | 48 |
| Rotación Cuentas por Pagar (días) | 34 | 36 | 38 |
| Rotación de Inventarios (veces) | 3.80 | 3.85 | 3.71 |
| Dividendos en Efectivo Decretados por Acción | 0.71 | 0.00 | 0.00 |

## b) Información Financiera por Línea de Negocio, Zona Geográfica, y Ventas de Exportación.

**GRUPO CARSO, S.A. DE C.V. Y SUBSIDIARIAS**
INFORMACIÓN POR SEGMENTOS DE NEGOCIO
(MILES DE PESOS)

**2003**

| SECTOR | Tabacalera | Recubrimientos Cerámicos | Derivados del Cobre y Aluminio | Productos para las Industrias Automotriz, Construcción y Telecomunicaciones | Comercial | Minería | Otros y Eliminaciones | TOTAL CONSOLIDADO |
|---|---|---|---|---|---|---|---|---|
| Ingresos de Operación | 11,058,042 | 3,248,869 | 5,047,964 | 13,811,927 | 19,079,896 | 3,127,673 | 1,311,254 | **56,685,625** |
| Utilidad de Operación | 752,728 | 728,172 | 332,244 | 1,608,146 | 2,977,353 | 354,915 | 459,917 | **7,213,475** |
| Utilidad (Pérdida) Neta Consolidada del Año | 383,297 | 338,980 | (370,012) | 565,799 | 1,690,137 | (478,770) | 680,252 | **2,809,683** |
| Depreciación Amortización | 145,003 | 313,053 | 251,115 | 473,003 | 591,225 | 367,326 | 98,217 | **2,238,942** |
| Amortización del Créito Mercantil y Crédito Diferido | 0 | 17,348 | 0 | 50,806 | 125,182 | 61,223 | 109,521 | **364,080** |
| Inversión en Acciones de Asociadas y Fideicomiso Inmobiliario No Consolidado | 0 | 0 | 145 | 657,936 | 896,372 | 100,494 | 917,286 | **2,572,233** |
| Activos Totales | 3,857,375 | 6,033,060 | 8,613,886 | 15,445,935 | 22,724,044 | 7,054,293 | 2,218,452 | **65,947,045** |
| Pasivos Totales | 2,656,818 | 3,493,133 | 4,440,282 | 5,906,718 | 13,308,904 | 4,789,599 | 1,531,838 | **36,127,292** |

**2002**

| SECTOR | Tabacalera | Recubrimientos Cerámicos | Derivados del Cobre y Aluminio | Productos para las Industrias Automotriz, Construcción y Telecomunicaciones | Comercial | Minería | Otros y Eliminaciones | TOTAL CONSOLIDADO |
|---|---|---|---|---|---|---|---|---|
| Ingresos de Operación | 10,810,799 | 2,978,930 | 4,663,376 | 12,616,952 | 18,547,863 | 2,753,248 | 1,579,261 | **53,950,429** |
| Utilidad de Operación | 728,362 | 557,956 | 442,167 | 1,694,020 | 2,946,826 | 407,534 | 497,245 | **7,274,110** |
| Utilidad (Pérdida) Neta Consolidada del Año | 499,271 | 77,593 | 128,900 | 705,240 | 1,896,601 | (119,941) | (58,690) | **3,128,974** |
| Depreciación Amortización | 192,074 | 299,493 | 243,814 | 403,952 | 598,802 | 279,614 | 134,430 | **2,152,179** |
| Amortización del Crédito Mercantil y Crédito Diferido | 0 | 17,970 | 0 | 80,793 | (106,112) | 59,601 | 176,588 | **228,840** |
| Inversión en Acciones de Asociadas y Fideicomiso Inmobiliario No Consolidado | 0 | 0 | 151 | 730,319 | 714,929 | 104,328 | 909,097 | **2,458,824** |
| Activos Totales | 4,099,945 | 5,897,039 | 8,773,350 | 13,068,080 | 22,009,246 | 7,332,666 | 4,192,918 | **65,373,244** |
| Pasivos Totales | 2,764,841 | 3,601,165 | 4,433,802 | 4,739,478 | 14,058,474 | 4,656,595 | 2,535,635 | **36,789,990** |

**2001**

| SECTOR | Tabacalera | Recubrimientos Cerámicos | Derivados del Cobre y Aluminio | Productos para las Industrias Automotriz, Construcción y Telecomunicaciones | Comercial | Minería | Otros y Eliminaciones | TOTAL CONSOLIDADO |
|---|---|---|---|---|---|---|---|---|
| Ingresos de Operación | 9,637,517 | 2,844,028 | 5,357,593 | 15,653,166 | 18,228,519 | 3,023,623 | 1,721,811 | **56,466,257** |
| Utilidad de Operación | 707,842 | 613,012 | 622,864 | 2,584,602 | 3,090,438 | 362,795 | 754,135 | **8,735,688** |
| Utilidad (Pérdida) Neta Consolidada del Año | 353,553 | 387,628 | (53,748) | 1,456,106 | 1,336,478 | (96,535) | (891,100) | **2,492,382** |
| Depreciación Amortización | 195,978 | 244,925 | 268,147 | 391,541 | 555,751 | 289,424 | 97,049 | **2,042,815** |
| Amortización del Crédito Mercantil y Crédito Diferido | 0 | 16,284 | 0 | 41,057 | (328,382) | 64,201 | 226,252 | **19,412** |
| Inversión en Acciones de Asociadas y Fideicomiso Inmobiliario No Consolidado | 0 | 0 | 159 | 819,456 | 716,213 | 111,691 | 736,772 | **2,384,291** |
| Activos Totales | 3,896,245 | 6,047,980 | 8,771,234 | 14,032,952 | 21,974,705 | 8,315,441 | 7,008,583 | **70,047,120** |
| Pasivos Totales | 2,437,062 | 4,118,158 | 4,814,347 | 6,106,929 | 15,583,237 | 6,130,925 | 4,680,673 | **43,871,331** |

GRUPO CARSO, S.A. DE C.V., Y SUBSIDIARIAS
ANÁLISIS DE VENTAS DE EXPORTACIÓN POR ÁREA GEOGRÁFICA
DE LOS SIGUIENTES EJERCICIOS:
(MILES DE PESOS)

| VENTAS | 2001 | % S/VTAS.TOT. | 2002 | % S/VTAS.TOT. | 2003 | % S/VTAS.TOT. |
|---|---|---|---|---|---|---|
| NORTEAMÉRICA | 4,282,322 | 7.58% | 3,694,789 | 6.85% | 3,969,146 | 7.00% |
| CENTRO, SUDAMÉRICA Y EL CARIBE | 903,647 | 1.60% | 659,585 | 1.22% | 710,115 | 1.25% |
| EUROPA | 539,984 | 0.96% | 317,702 | 0.59% | 384,592 | 0.68% |
| RESTO DEL MUNDO | 46,387 | 0.08% | 9,047 | 0.02% | 18,482 | 0.03% |
| VENTAS DE EXPORTACIÓN | 5,772,340 | 10.22% | 4,681,123 | 8.68% | 5,082,335 | 8.96% |
| MÉXICO | 50,693,917 | 89.78% | 49,269,306 | 91.32% | 51,603,290 | 91.04% |
| VENTAS TOTALES | 56,466,257 | 100.00% | 53,950,429 | 100.00% | 56,685,625 | 100.00% |

### c) Informe de Créditos Relevantes

El pasivo con costo de la compañía a diciembre de 2003 ascendía a $17,670 millones . A continuación se presentan los créditos relevantes de GCarso y sus subsidiarias.

Al 31 de Diciembre de 2003 se tiene constituido un fideicomiso cuyo objeto es la emisión de certificados bursátiles por un monto de hasta $5,000 millones al amparo de un programa, los recursos obtenidos por las diferentes emisiones de dichos títulos se utilizarán para cubrir las obligaciones, por créditos quirografarios adquiridos, asumiendo la titularidad de dichos créditos. La tasa de interés promedio que pagan las cuatro emisiones de los certificados bursátiles es equivalente a la de los Certificados de la Tesorería de la Federación más 1.27 puntos porcentuales. Se tiene un adeudo por $3,550 millones con dicho fideicomiso, cuyo último vencimiento es en octubre de 2008, los intereses que se pagan por este adeudo son equivalentes a los que el fideicomiso paga a los tenedores de los certificados bursátiles.

El 16 de diciembre de 2000 se firmó un contrato de crédito sindicado, por un monto de 370 millones de dólares, para ser liquidado en tres exhibiciones a partir de diciembre de 2002, finalizando en diciembre de 2003. Al 31 de diciembre de 2002 el saldo pendiente del crédito era de 246.7 millones de dólares, el cual fue liquidado en su totalidad en diciembre de 2003.

Se tenía contratado un crédito por 175 millones de dólares, que fue firmado en mayo de 2001, con un plazo de 3 años, siendo su último vencimiento en octubre de 2003. Al cierre de 2002 se tenía un saldo por pagar de 87.5 millones de dólares, el cual fue prepagado en su totalidad en mayo de 2003.

En agosto de 2001 se obtuvo un crédito sindicado por un monto de $1,800 millones, el cual se mantiene a la fecha, este crédito tiene un plazo de 5 años y su último vencimiento es en agosto de 2006. Al cierre de 2003 se tiene un saldo por pagar de $1,050 millones.

En septiembre de 2002 se firmó un contrato por un monto de 225 millones de dólares, de los cuales 128.8 millones de dólares están pactados a un plazo de 3 años, cuyo último vencimiento es en septiembre de 2005, y los 96.2 millones de dólares restantes se cerraron a un plazo de 5 años, siendo su último vencimiento en septiembre de 2007.

En los contratos de préstamos y las condiciones de los financiamientos obtenidos se establecen obligaciones de hacer y no hacer para los acreditados; adicionalmente requieren que, con base en los estados financieros de Grupo Carso, se mantengan determinadas razones y proporciones financieras. Todos estos requerimientos se cumplen a la fecha de emisión de estos estados financieros.

Al 31 de diciembre de 2003 y 2002 se tienen otros préstamos a largo plazo, así como créditos con garantía de equipo por un monto de 40.3 y 42.6 millones de dólalres, respectivamente, pactados a tasas variables y con vencimientos que van hasta marzo de 2010.

En Mayo de 2004 se firmó un contrato de crédito sindicado que se utilizó para sustituir pasivos de corto plazo, por un monto de 300 millones de dólares, para ser liquidado en dos exhibiciones a partir de noviembre de 2006, finalizando en mayo de 2007.

Desde antes del año 2000, se tiene contratada con Banco Inbursa, S. A., una línea de crédito en cuenta corriente para efectuar disposiciones tanto en pesos como en dólares estadounidenses. Dentro de las innumerables disposiciones que se han realizado bajo esta línea de crédito en los últimos 42 meses, existen algunos saldos dispuestos con un máximo de $1,200 millones. Dichas disposiciones se tienen pactadas a un nivel de tasa variable basada en la TIIE como referencia, más un margen de intermediación cotizado a niveles de mercado; mientras que, en el caso de la divisa estadounidense, se han hecho disposiciones con un máximo de 100 millones de dólares, estas últimas disposiciones se han negociado tomando como base la tasa LIBOR, más un margen de intermediación también cotizado a niveles de mercado.

Por otra parte, y también con dicho banco, Carso ha realizado una serie de compras de divisas en el mercado cambiario mediante operaciones de las llamadas "forwards con entrega física".

A abril de 2004 se tenían líneas de papel comercial por $3,700 millones, con un monto por utilizar que ascendía a $2,000 millones. Al cierre de mayo, las líneas de papel comercial ascendían a $3,200 millones.

A la fecha de este informe, Grupo Carso y sus subsidiarias están al corriente en el pago de capital e intereses de todos sus créditos.

d) Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Emisora

i) Resultados de Operación

**GRUPO CARSO, S.A. DE C.V. Y SUBSIDIARIAS**
**DATOS RELEVANTES**
**Cifras a pesos constantes de Diciembre de 2003**
(Miles de pesos)

| CONCEPTO | 2003 | 2002 | 2001 |
|---|---|---|---|
| Ventas | 56,685,625 | 53,950,429 | 56,466,257 |
| Costo de Ventas | 41,007,039 | 38,508,825 | 39,539,298 |
| Gastos de Operación | 8,465,111 | 8,167,494 | 8,191,271 |
| Utilidad de Operación | 7,213,475 | 7,274,110 | 8,735,688 |
| Costo Integral de Financiamiento | (1,423,482) | (2,224,323) | (2,660,385) |
| Intereses ganados | 821,459 | 963,572 | 1,369,401 |
| Intereses pagados | (2,512,891) | (3,823,690) | (4,803,421) |
| Pérdida en cambios - Neta | (465,554) | (658,831) | (166,900) |
| Ganancia por posición monetaria | 733,504 | 1,294,626 | 940,535 |
| Provisiones de impuestos | 2,223,370 | 2,140,468 | 3,090,114 |
| ISR | 1,911,416 | 1,726,828 | 2,559,865 |
| PTU | 311,954 | 413,640 | 530,249 |
| Utilidad Neta | 1,969,408 | 2,120,580 | 1,789,719 |



| | 2001 | 2002 | 2003 |
|---|---|---|---|
| Ventas | 56,466 | 53,950 | 56,686 |
| Margen Operativo | 15.47% | 13.48% | 12.73% |
| Margen EBITDA | 19.09% | 17.47% | 16.68% |

**Participación de Ventas por Subsidiarias 2003**



- 33.7% - Grupo Sanborns
- 24.4% - Condumex
- 8.9% - Nacobre
- 5.5% - Frisco
- 5.7% - Porcelanite
- 19.5% - Cigatam
- 2.3% - Otros

Participación de Utilidad de Operación por Subsidiarias 2003



- 41.3% - Grupo Sanborns
- 22.3% - Condumex
- 4.6% - Nacobre
- 4.9% - Frisco
- 10.1% - Porcelanite
- 10.5% - Cigatam
- 6.3% - Otros

El crecimiento económico para el año 2003 resultó por debajo de las expectativas del mercado, sin embargo, los resultados de las subsidiarias de Grupo Carso mostraron una recuperación durante el segundo semestre del año. Las empresas industriales que, encabezadas por Grupo Condumex, mostraron una tendencia constante de mejoría en resultados, impulsada por su desempeño en los sectores de Construcción, Energía y Telecomunicaciones. Las empresas comerciales y de consumo, por su parte, y a pesar de la desaceleración en el consumo, mantuvieron su programa de expansión y de crecimiento en ventas.

Las ventas consolidadas de 2003 ascendieron a $56,686 millones, un crecimiento de 5.1% en comparación con los $53,950 millones reportados un año atrás. La utilidad de operación resultó de $7,213, 0.8% menor que los $7,274 millones del año 2002; el margen de operación bajó 76 puntos base, ubicándose en 12.7%. El flujo operativo consolidado de Grupo Carso ascendió a $9,452 millones, un incremento de 0.3% en comparación con los $9,426 millones que se generaron en 2002. El margen EBITDA perdió 80 puntos base, para ubicarse en 16.7%.

Durante 2003, Grupo Carso mantuvo su enfoque en los sectores que considera estratégicos. En el sector energía, aún sin lograr acuerdos en materia de reformas estructurales, se observó un incremento en las inversiones de CFE y Luz y Fuerza del Centro, favoreciendo a los volúmenes de producción e instalación de esta división. Adicionalmente, se incursionó en el segmento de construcción de plataformas petroleras. Se llevaron a cabo inversiones en patios ubicados en el estado de Veracruz, y se ganaron tres concursos por un monto aproximado de $116 millones de dólares. La basta experiencia en manufactura de bienes de capital, junto con los acuerdos firmados con empresas especializadas en materia de asesoria tecnológica y proveeduría, auguran buenos resultados en esta materia.

El sector construcción continuó mostrando dinamismo durante el año. Las cifras de construcción de vivienda de interés social, media y residencial, mostraron crecimientos en relación al año anterior. De igual forma, se incrementó la actividad en proyectos de infraestructura. Derivado de lo anterior, Condumex, Nacobre y Porcelanite mostraron crecimiento en sus volúmenes de producción.

En el rubro de las telecomunicaciones, Condumex reportó crecimientos significativos en sus volúmenes de producción y de instalaciones. El año reflejó las inversiones de nuestros principales clientes en el mercado doméstico.

Finalmente, en lo que se refiere a la parte industrial, Carso mantuvo una operación rentable en otros sectores como transportación ferroviaria, minería, químicos y automotriz.

El sector comercial y de consumo mostró estabilidad, con crecimiento moderado en ventas y manteniendo sólidos márgenes de operación. A lo largo del año, el consumo mostró signos de desaceleración que derivaron en una intensa competencia, con agresivas campañas promocionales que buscaban captar el interés del consumidor.

Asimismo, durante el año se pago un dividendo a razón de 70 centavos por acción en dos exhibiciones, que totalizó alrededor de $55 millones de dólares y al amparo del programa de recompra de acciones autorizado por la asamblea de accionistas, el Grupo recompró un total de 28.6 millones de acciones, a un precio promedio de $30.20 por acción, que sumó cerca de $80 millones de dólares.

Para facilitar el análisis y la comprensión de los resultados operativos de la Compañía, más adelante se proporciona información financiera y operativa relevante de las principales subsidiarias de GCarso

## Condumex

**DATOS RELEVANTES**
**Cifras a pesos constantes de diciembre 2003**
**(MILES DE PESOS)**

| EMPRESA | CONCEPTO | 2001 | 2002 | 2003 | VARIACION Del 02 al 01 | VARIACION Del 03 al 02 |
|---|---|---|---|---|---|---|
| CONDUMEX | **VENTAS** | **15,802,279** | **12,716,278** | **13,811,927** | **-19.53%** | **8.62%** |
| | COSTO DE VENTAS | 11,947,037 | 9,787,545 | 11,033,229 | -18.08% | 12.73% |
| | **UTILIDAD BRUTA** | **3,855,242** | **2,928,733** | **2,778,698** | **-24.03%** | **-5.12%** |
| | MARGEN BRUTO | 24.40% | 23.03% | 20.12% | -5.60% | -12.65% |
| | GASTOS DE OPERACIÓN | 1,261,882 | 1,240,078 | 1,170,552 | -1.73% | -5.61% |
| | **UTILIDAD DE OPERACIÓN** | **2,593,360** | **1,688,655** | **1,608,146** | **-34.89%** | **-4.77%** |
| | MARGEN DE OPERACIÓN | 16.41% | 13.28% | 11.64% | -19.08% | -12.32% |
| | COSTO INTEGRAL DE FINANCIAMIENTO | 54,394 | 283,417 | 108,926 | 421.04% | -61.57% |
| | **UTILIDAD NETA** | **1,275,753** | **445,003** | **557,249** | **-65.12%** | **25.22%** |

**Ventas 2003**



33.1% - Telecomunicaciones

36.4% - Construcción y Energía

30.5% - Automotriz

**Utilidad de Operación 2003**



46.6% - Telecomunicaciones

19.1% - Construcción y Energía

34.3% - Automotriz



GRUPO CONDUMEX S A DE C V

Variacion en Volumen vs 2002

| | |
|---|---|
| **Telecomunicaciones** | |
| Cable de Cobre | 55.0% |
| Fibra optica | 19.1% |
| Instalación | 5.8% |
| **Automotriz** | |
| Arneses | -6.2% |
| Autopartes y Electronica | 16.2% |
| **Construcción** | |
| [illegible] | [illegible] |
| [illegible] | [illegible] |
| Metales | [illegible] |

Los resultados de Condumex reflejaron mejoría en comparación con el año anterior, gracias al sólido desempeño de la división de Construcción y Energía y la recuperación del sector de Telecomunicaciones, que compensaron la desaceleración del sector automotriz. Las ventas consolidadas ascendieron a $13,812 millones, con un crecimiento de 8.6% en comparación con los $12,716 millones de 2002. La utilidad de operación ascendió a $1,608 millones, 4.8% menor que los $1,689 millones registrados en 2002. Los resultados operativos se vieron presionados por una agresiva competencia nacional, aunada al repunte en el precio de algunas materias primas.

La división de Telecomunicaciones, que incluye cable telefónico de cobre y de fibra óptica, y diseño e instalación de redes telefónicas y de radio bases para celulares, mostró una importante recuperación en comparación con el año 2002, especialmente durante la segunda mitad del año.

La división de Construcción y Energía resulto beneficiada del dinamismo observado en el desarrollo de vivienda de interés social, combinado con la reactivación de algunos proyectos de construcción pesada y energía. Lo anterior derivó en un importante crecimiento en los volúmenes vendidos por esta división.

En octubre, Condumex anunció que su subsidiaria Swecomex, incursionaría en el negocio de construcción de Plataformas Petroleras; lo anterior representa un nuevo negocio en un sector estratégico para Grupo Carso. Para concretar lo anterior, Swecomex adquirió dos patios de construcción, ubicados en Veracruz. Hasta ahora, Condumex ha ganado contratos para construir tres plataformas, con entregas programadas entre la segunda mitad de 2004 y el primer semestre de 2005; en conjunto, las tres plataformas representarán ingresos por alrededor de 116 MM USD.

La división automotriz mostró resultados mixtos, con crecimiento en los volúmenes de autopartes y componentes electrónicos, y un menor volumen de arneses, en comparación con 2002. Como se había anunciado, una nueva planta de camisas automotrices, producto de la alianza estratégica con Dana Corp., inició operaciones durante el tercer trimestre de 2003.

Las inversiones de Capital realizadas durante el año, alcanzaron alrededor de 68 millones de dólares, utilizados principalmente para la planta nueva de camisas automotrices, el patio para la construcción de plataformas, y la adquisición de maquinaria y equipo para la fabricación de nuevos cables.

## Nacobre

**DATOS RELEVANTES**
**Cifras en miles de pesos constantes del 31 de diciembre de 2003**

| Empresa | Concepto | 2001 | 2002 | 2003 | Variación 2002 vs 2001 | Variación 2003 vs 2002 |
|---|---|---|---|---|---|---|
| Nacobre | Ventas | 5,357,593 | 4,681,419 | 5,047,964 | -12.6% | 7.8% |
| | Costo de Ventas | 4,182,512 | 3,714,282 | 4,176,545 | -11.2% | 12.4% |
| | Utilidad Bruta | 1,175,081 | 967,137 | 871,419 | -17.7% | - 9.9% |
| | Margen Bruto | 21.93% | 20.66% | 17.26% | -5.8% | -16.4% |
| | Gastos de Operación | 553,507 | 524,975 | 539,175 | -5.2% | 2.7% |
| | Utilidad de Operación | 621,573 | 442,162 | 332,244 | -28.9% | -24.9% |
| | Margen de Operación | 11.60% | 9.45% | 6.58% | -18.5% | -30.3% |
| | Costo Integral de Financiamiento | 262,179 | 195,526 | 184,123 | - 25.4% | - 5.8% |
| | Utilidad Neta | (53,748) | (128,898) | (370,358) | N.A. | N.A. |

Ventas 2003


56.7% - Cobre
31.8% - Aluminio
11.5% - PVC

Utilidad de Operación 2003


65.7% - Cobre
14.7% - Aluminio
19.6% - PVC

Volumen (MM tons)


200
150
100
50
0
2001 2002 2003
Cobre 82.12 80.88 80.30
Aluminio 61.98 48.16 45.58
PVC 33.55 32.98 36.23

Las ventas anuales de Nacobre ascendieron a $5,048 millones, con un incremento en términos reales de 7.8% en comparación con 2002. La utilidad de operación, fue de $332 millones, con un margen sobre ventas de 6.6%; 290 puntos base menor que el registrado en 2002. El flujo operativo (EBITDA) alcanzó los $583 millones, con una reducción de 15% en comparación con el monto alcanzado en 2002. Los resultados operativos se vieron afectados por un entorno altamente competitivo, que impidió trasladar a los precios de venta, con la misma celeridad, el repunte en el costo de las materias primas y la devaluación del peso.

La división Cobre, reportó un decremento en volúmenes de 0.7%, mientras que las ventas crecieron 6.2% comparadas a las del año 2002. El margen de operación de esta división se redujo en 330 puntos base, como consecuencia de la sobre oferta observada en el mercado doméstico, que impidió que el repunte del precio internacional del cobre y la depreciación del peso se reflejaran en los precios de venta de los productos de esta división, con la misma celeridad que se presentaron.

La división Aluminio, presentó en 2003 un decremento en volúmenes de 5.4%, aunque las ventas crecieron 5.9%, gracias a una mejor mezcla de ventas. El margen operativo de esta división decreció 334 puntos base en comparación con el de 2002, debido a los altos costos relacionados con el consumo de energía eléctrica; mismos que llevaron a la empresa a tomar la decisión de cerrar definitivamente la refinación de aluminio que operaba en su planta de Almexa Aluminio, ubicada en Veracruz; al concretar lo anterior, se realizó un cargo extraordinario a resultados por aproximadamente $ 30 millones de dólares, neto de I.S.R. El cierre de esta planta repercutirá en una recuperación en los márgenes de esta división.

La división Plásticos mostró en el 2003 un crecimiento en volúmenes de 9.8%, mientras que las ventas resultaron 23.7% mayores que las de 2002. El margen de operación de esta división creció 40 puntos base, en comparación con el que alcanzó en 2002.

Durante el año 2003, Nacobre realizó inversiones de capital por alrededor de $13.6 millones de dólares, mismas que se utilizaron principalmente para nuevos productos e incremento de capacidad.

## Frisco

**Datos Relevantes**
***Cifras en miles de pesos constantes del 31 de diciembre de 2003***

| Empresa | Concepto | 2001 | 2002 | 2003 | Variación 2002 vs 2001 | Variación 2003 vs 2002 |
|---|---|---|---|---|---|---|
| Frisco | **Ventas** | **3,023,332** | **2,752,983** | **3,127,673** | **-9%** | **14%** |
| | Costo de Ventas | 2,279,640 | 1,992,046 | 2,358,145 | -13% | 18% |
| | **Utilidad Bruta** | **743,692** | **760,937** | **769,528** | **2%** | **1%** |
| | Margen Bruto | 24.60% | 27.64% | 24.60% | 12% | -11% |
| | Gastos de Operación | 380,933 | 353,443 | 414,613 | -7% | 17% |
| | **Utilidad de Operación** | **362,760** | **407,494** | **354,915** | **12%** | **-13%** |
| | Margen de Operación | 12.00% | 14.80% | 11.35% | 23% | -23% |
| | Costo Integral de Financiamiento | (125,531) | (261,557) | (361,268) | 108% | 38% |
| | **Utilidad Neta** | **(141,522)** | **(157,442)** | **(562,157)** | **11%** | **257%** |



Utilidad de Operación
(MM Ps)
400
300
200
100
0
-100
Ferrosur
Químico
Minero
404.64
51.58
-101.30




Ventas 2003
63.02% - Ferrosur
17.51% - Químico
19.47% - Minero


Las ventas consolidadas de Frisco ascendieron a $3,128 millones, con un incremento de 13.6% en comparación con 2002. La utilidad de operación, sin embargo, decreció 12.9% contra 2003, alcanzando $355 millones. El Flujo operativo (EBITDA) ascendió a $722, millones, y fue 5.12% mayor que el del año anterior. Estos resultados se explican por una operación estable en la división ferroviaria, que contrastó con mayores gastos de operación de la división minera, y menores ventas de la división química.

Ferrosur, reportó ventas de $1,971 millones, con un incremento de 5.5% al compararse con las de 2002; este crecimiento se debió principalmente a que los volúmenes transportados durante 2003, crecieron 4.6% contra 2002. Los sectores que mostraron mayor crecimiento fueron, el industrial e intermodal, y se mantuvo el dinamismo moderado en otras industrias atendidas como agrícola, minera, etc. La utilidad de operación creció 2.7%, debido a que los elevados precios del diesel que se presentaron durante la primera mitad del año impactaron los gastos de operación de esta empresa; sin embargo, durante el segundo semestre el precio del combustible disminuyó, y los márgenes operativos se recuperaron.

La división minera de Frisco reportó ventas por $609 millones, 131.1% mayores que las del año 2002; este incremento se debe al crecimiento en los niveles de molienda obtenidos en Minera Tayahua, que a su vez son consecuencia del cierre temporal que tuvo esta mina en septiembre de 2002, y a un incremento en capacidad instalada que se concretó durante este año. Adicionalmente, los resultados de esta división, se vieron beneficiados por el repunte en el precio de los minerales que se observó durante el año. Durante mayo, inició operaciones una nueva mina de cobre, Minera María, cuya contribución a las ventas de esta división deberá irse incrementando conforme este proyecto alcance su madurez; a finales del primer trimestre de 2004, la planta de extracción por solventes de Minera Marìa sufriò un incendio afectando la producción de cobre, se estima reanudar operaciones, a finales del tercer trimestre.

Química Fluor reportó ventas de 548 millones, 11.8% menores que las registradas en el año anterior. El volumen vendido se redujo 21.2%, sin embargo, la menor demanda de ácido fluorhídrico, se compensó parcialmente por una ligera recuperación en los precios de este producto. En mayo de 2004, Frisco celebrò con Grupo Industrial Camesa S.A. de C.V. (Camesa), un contrato de compra venta de acciones sujeto a ciertas condiciones suspensivas, a ser cumplidas por las partes; dicho contrato implica la enajenación de la totalidad

de las acciones de Quìmica Flùor, en un precio de $288 millones de pesos; cantidad que serà liquidada a Frisco mediante la emisiòn de obligaciones a siete años, susceptibles de conversión en acciones de Camesa, por el 12% del capital de esta ùltima, en cualquier momento del plazo de las obligaciones. Debido a lo anterior, Frisco reducirà su deuda en $31 millones de dòlares, importe de los crèditos bancarios que a la fecha tiene contratados Quìmica Flùor.

Durante 2003, se realizaron inversiones de capital por alrededor de 16.3 millones de dólares, recursos que se utilizaron principalmente para la operacion de la nueva mina de cobre, la ampliación de la mina Tayahua, y mejoras a las instalaciones de Ferrosur.

## Porcelanite

**DATOS RELEVANTES**
**Cifras en mi les de pesos constantes al 31 de diciembre de 2003**

| Empresa | Concepto | 2001 | 2002 | 2003 | Variación 2002 vs 2001 | Variación 2003 vs 2002 |
|---|---|---|---|---|---|---|
| Porcelanite | **Ventas** | **2,844,027** | **2,978,644** | **3,248,869** | **5%** | **9%** |
| | Costo de Ventas | 1,743,573 | 1,990,138 | 2,018,633 | 14% | 1% |
| | **Utilidad Bruta** | **1,100,454** | **988,506** | **1,230,236** | **-10%** | **24%** |
| | Margen Bruto | 38.69% | 33.19% | 37.87% | -14% | 14% |
| | Gastos de Operación | 474,457 | 464,442 | 502,064 | -2% | 8% |
| | **Utilidad de Operación** | **625,997** | **524,064** | **728,172** | **-16%** | **39%** |
| | Margen de Operación | 22.01% | 17.59% | 22.41% | -20% | 27% |
| | Costo Integral de Financiamiento | 273,419 | 100,067 | 165,369 | -63% | 65% |
| | **Utilidad Neta** | **432,728** | **74,695** | **629,570** | **-83%** | **743%** |



2001.
2002
2002
3,006
2,979
3,249
Ventas
Margen Operativo
22.01%
17.59%
22.41%


Durante 2003, Porcelanite fortaleció su posición como el fabricante líder de pisos y recubrimientos cerámicos en México, donde mantiene una participación de mercado superior a 40%. Los precios en términos reales mostraron cierta recuperación en el 2003, ya que Porcelanite incrementó sus precios en los meses de abril y octubre, en alrededor de 5% en cada ocasión, lo que aunado a una buena estrategia de desarrollo y exhibición de los productos, permitió una ligera recuperación de los precios en términos reales, a pesar de la fuerte presión ejercida por la competencia, nacional e internacional, principalmente de los productos provenientes de España, que de acuerdo con información publicada por la Secretaría de Economía, ingresan a México en una importante proporción (44% de las importaciones totales), en condiciones de discriminación de precios (dumping).

Las ventas de Porcelanite en el año 2003 fueron de $ 3,248.8 millones, con un crecimiento de 9.1% en comparación con las del año anterior; el dinamismo en la industria de la construcción de vivienda, permitió el crecimiento en los volúmenes vendidos tanto a los desarrolladores de vivienda, como al mercado representado por remodelaciones.

La utilidad de operación ascendió a $ 728.2 millones, con un incremento de 38.9% y con un margen sobre ventas 482 puntos base mayor que el de 2002. El flujo operativo (EBITDA) alcanzó los $ 1,042.4 millones, con un crecimiento de 21.4%; el margen EBITDA se ubicó en 32.0%, 330 puntos base mayor que el de 2002. Una mejor mezcla de ventas y la menor actividad promocional, dada la demanda del mercado, permitieron una importante recuperación en los resultados operativos de Porcelanite.

La línea de adhesivos, que produce Technokolla México, subsidiaria de Porcelanite Holding, ha incrementado consistentemente sus volúmenes y sigue ganando imagen y participación de mercado.

Porcelanite realizó en 2003 inversiones de capital por $ 5.6 millones de dólares, que se utilizaron para la adquisición de Maquinaria.

## Cigatam

Cifras a pesos constantes de diciembre 2003
(Miles de Pesos)

| EMPRESA | CONCEPTO | 2001 | 2002 | 2003 | VARIACIÓN Del '02 al '01 | VARIACIÓN Del '03 al '02 |
|---|---|---|---|---|---|---|
| CIGATAM | **VENTAS** | **9,637,193** | **10,810,437** | **11,057,980** | **12.2%** | **2.3%** |
| | COSTO DE VENTAS | 8,639,446 | 9,798,176 | 10,028,340 | 13.4% | 2.3% |
| | **UTILIDAD BRUTA** | **997,747** | **1,012,261** | **1,029,640** | **1.5%** | **1.7%** |
| | MARGEN BRUTO | 10.35% | 9.36% | 9.31% | -1.0 p.p. | -0.1 p.p. |
| | GASTOS DE OPERACIÓN | 289,929 | 283,923 | 277,303 | -2.1% | -2.3% |
| | **UITILIDAD DE OPERACIÓN** | **707,817** | **728,338** | **752,337** | **2.9%** | **3.3%** |
| | MARGEN DE OPERACIÓN | 7.3% | 6.7% | 6.8% | -0.6 p.p. | 0.1 p.p. |
| | COSTO INTEGRAL DE FINANCIAMIENT | 35,574 | (56,870) | (16,198) | N/A | -71.5% |
| | **UITILIDAD NETA** | **353,540** | **499,255** | **383,296** | **41.2%** | **-23.2%** |

## Cigatam – Philip Morris México

En el caso de Cigatam-Philip Morris México las ventas combinadas registraron un incremento de 1.3% con respecto al año anterior.



Participación Mercado por Segmento
2001
2002
2003
Alto 75.9% 76.7% 77.0%
Medio 12.2% 11.2% 10.0%
Bajo 55.4% 56.9% 55.7%




Participación de Mercado Marlboro
2001
2002
2003
% Partic. mercado 42.4% 43.1% 44.2%




Volumen Total y Participación de Mercado
2001
2002
2003
Ventas en miles de millones De cigarros 49.4 48.9 48.1
Participación 58.3% 59.4% 59.4%


Grupo Carso consolida al 100% los resultados de Cigatam, aunque el valor económico total para Carso equivale al 50% del resultado combinado de Cigatam – Philip Morris México. Durante 2003, los resultados combinados de Cigatam – Philip Morris México mostraron un margen de utilidad operativa de 20.7%, en línea con el 2002, mientras que la utilidad neta disminuyó en 5.1% respecto al año 2002. Cigatam tuvo ventas de $11,058 millones de pesos, un incremento de 2.3% al compararse con 2002, con un margen de operación de 6.8%.

Philip Morris México solo incrementó el precio de los cigarrillos sin filtro a principios de 2003. El incrementó de precio fue de $0.50 por cajetilla. Este incremento compensó, parcialmente, el aumento en el Impuesto Especial sobre Producción y Servicios (IEPS) establecido al principio del año.

Durante 2003, las inversiones de capital alcanzaron aproximadamente US$17.0 millones de dólares, invertidos primordialmente en maquinaria y equipo, y en modernización de sistemas de información.

A partir del 1 de enero de 2004, el IEPS se incrementó tanto para cigarros con filtro como sin filtro de 107% a 110% y de 80% a 100%, respectivamente.

## Grupo Sanborns

**Grupo Sanborns**

**DATOS RELEVANTES**
**Cifras en miles de pesos constantes del 31 de diciembre de 2003**

| Empresa | Concepto | 2001 | 2002 | 2003 | Variación 2002 vs 2001 | Variación 2003 vs 2002 |
|---|---|---|---|---|---|---|
| Grupo Sanborns | Ventas | 18,239,693 | 18,547,243 | 19,079,896 | 2% | 3% |
| | Costo de ventas | 9,919,674 | 10,145,736 | 10,510,294 | 2% | 4% |
| | Utilidad Bruta | 8,320,019 | 8,401,507 | 8,569,602 | 1% | 2% |
| | Margen Bruto | 45.61% | 45.30% | 44.91% | -1% | -1% |
| | Gastos de Operación | 5,229,550 | 5,454,779 | 5,592,249 | 4% | 3% |
| | Utilidad de Operación | 3,090,469 | 2,946,728 | 2,977,353 | -5% | 1% |
| | Margen de Operación | 16.94% | 15.89% | 15.60% | -6% | -2% |
| | Costo Integral de Financiamiento | 867,193 | 248,162 | 408,195 | -71% | 64% |
| | Utilidad Neta | 1,301,322 | 1,710,981 | 1,516,578 | 31% | -11% |

PARTICIPACIÓN DE VENTAS POR SUBSIDIARIA

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| Sears | 49.8% | 49.7% | 49.0% |
| Sanborns | 36.4% | 37.7% | 38.8% |
| Tiendas de Música | 8.0% | 7.5% | 7.6% |
| El Globo | 4.5% | 4.4% | 4.4% |
| Centros Comerciales | 1.3% | 0.7% | 0.2% |

PARTICIPACIÓN DE RESULTADO DE OPERACIÓN POR SUBSIDIARIA

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| Sears | 56.4% | 57.7% | 56.7% |
| Sanborns | 30.9% | 24.6% | 24.4% |
| Tiendas de Música | 4.6% | 3.5% | 3.7% |
| El Globo | 4.6% | 3.4% | 4.4% |
| Centros Comerciales | 3.5% | 10.8% | 10.8% |

Durante el año 2003, el consumo mostró cierta debilidad; por un lado las tasas de interés se mantuvieron estables en niveles que podrían resultar atractivos, sin embargo, el crecimiento económico menor al esperado, y el elevado nivel de desempleo contribuyeron a incrementar la desconfianza del consumidor; lo anterior, hizo necesaria una mayor actividad promocional, con el objeto de estimular el consumo.

Las ventas anuales de Grupo Sanborns se ubicaron en $19,080 millones, con un crecimiento de 2.9% en comparación con el año anterior. La utilidad de operación alcanzó $2,977 millones, con un crecimiento de 1.0%, el margen de operación se ubicó en 15.6%, con una disminución de 30 puntos base, respecto de 2002. El flujo operativo (EBITDA), alcanzó $3,569 millones en el año, con un incremento de 0.7% al comparase con 2002. El margen EBITDA fue de 18.7%, lo que resultó 40 puntos base por debajo del margen de 2002. El incremento en la actividad promocional requerido para estimular al consumo, contribuyó al ligero crecimiento observado en ventas, pero provocó también el decremento que muestran los resultados operativos.

Con el objetivo de fortalecer su posición en los segmentos en los que participa, Grupo Sanborns adquirió en 2003 las seis tiendas departamentales que operaba en México la cadena JC Penney. Temporalmente, estas tiendas seguirán utilizando la marca JC Penney, hasta el tercer trimestre de 2004, periodo durante el cual vence el plazo de transición que contempla el acuerdo de compra.

Grupo Sanborns continuó con su plan de crecimiento orgánico, abriendo nuevas unidades de los diversos formatos que opera, en plazas elegidas cuidadosamente, manteniendo con ello Durante 2003, Grupo Sanborns continúo con la expansión de sus principales formatos, poniendo énfasis en la ubicación de sus nuevas unidades.

Grupo Sanborns, fortaleció su estructura financiera durante el año 2003. Al cierre del año, la empresa tenía una deuda total de 4,641 millones de pesos, misma que se redujo lo que representó una reducción de 909 millones en el año. La deuda neta, se redujo en $431 millones, ubicándose al cierre de 2003 en $4,210 millones.

Durante el año, Grupo Sanborns realizó inversiones de capital que ascendieron a 726 millones de pesos , que contemplan principalmente, la apertura de nuevos puntos de venta, así como las adquisiciones realizadas en el año.

**Sears**

El sector de tiendas departamentales se mostró muy competido durante el año 2003, lo que combinado con la debilidad en el consumo observada en 2003, obligó a sus principales participantes a incrementar la actividad promocional, para mantener su nivel de ventas.

Sears mantuvo una operación estable durante el año; sus ventas totales, ascendieron a 9,350 millones de pesos durante el año, y mostraron un crecimiento de 1.4% al compararse con el año anterior, mientras que las ventas mismas tiendas se mantuvieron estables en comparación con 2002. La utilidad de operación, decreció 0.7%, para ubicarse en 1,687 millones de pesos, mientras que el flujo operativo fue de 1,936 millones de pesos, con un decrecimiento de 1.4% . La reducción en los resultados operativos es consecuencia de la mayor actividad promocional que sirvió para compensar parcialmente las condiciones de mercado más competitivas y con un consumo más débil.

La tarjeta de crédito Sears se mantuvo como un importante instrumento de ventas para esta cadena de tiendas. Al final del año, el número de cuentas activas se ubicó en 879,389, lo que resultó 10.0% mayor que el año anterior, la cartera de crédito tenía un valor al cierre de 2003 de 4,483 millones de pesos, mientras que el nivel de cartera vencida se mantuvo bajo y estable durante todo el año, cerrando en 1.6%. Durante 2003, alrededor del 59.1% de las ventas totales de Sears se realizaron con la Tarjeta de Crédito propia.

En el transcurso del año , 1 tienda Sears fue remodelada (Guadalajara Plaza), mientras que tres nuevas tiendas Sears abrieron sus puertas, dos de ellas ubicadas en la Ciudad de México (Centro Histórico y World Trade Center), y la tercera en la ciudad de Culiacán, Sinaloa.

**Sanborns**

Las ventas totales de Sanborns y Sanborns Café ascendieron a 7,406 millones de pesos, 5.9% mayores que las registradas durante el año anterior. Las ventas mismas tiendas crecieron 2.3% durante el año. La utilidad de operación alcanzó los 727 millones de pesos, con un crecimiento de 0.3% en comparación con 2002. El margen operativo redujeron en 60 puntos base en comparación con el año anterior. El flujo operativo, se ubicó en 944 millones de pesos, 0.9% menor que el observado durante 2002, y con un margen sobre ventas de 12.8%, lo que resultó 80 puntos base menor que el obtenido un año atrás.

Durante 2003, Sanborns continúo la renovación de sus inventarios, ofreciendo a sus clientes productos modernos que ofrecen soluciones innovadoras a sus necesidades. Lo anterior ha servido para mantener un elevado nivel de tráfico de consumidores en las tiendas, reflejándose en el crecimiento de ventas totales y mismas tiendas.

La reducción observada en los márgenes operativos es consecuencia de la mayor participación en las ventas de los departamentos con menor contribución marginal.

Sanborns continuó expandiendo su base de tarjetahabientes, reportando al cierre del 2003 un incremento de 17.6% en el número de cuentas activas.

Durante 2003 se abrieron 5 tiendas Sanborn Hermanos, cerrando el año con 126 tiendas; así mismo, 34 Sanborns Café estaban en operación, luego de que durante el año se abrieron 2 y se cerró una unidad de este formato.

**Tiendas de Música.**

Durante 2003 la división de tiendas de música de Grupo Sanborns consolidó su posición como oferente de la mayor y más variada oferta musical en el país, lo que además se complementa con una gama cada vez más grande de productos de entretenimiento entre los que destacan películas y juegos de video.

Lo anterior permitió que las ventas totales de esta división, que ascendieron a 1,446 millones de pesos en 2003, crecieran 3.8% en términos reales, y que las ventas mismas tiendas se incrementaran en 4.0% al compararse con 2002. La utilidad de operación aumentó 6.0%, mientras que el EBITDA mostró un crecimiento de 5.9% en términos reales durante el año.

Durante la primera mitad del año, las tres tiendas que operaban bajo el formato Feria del Disco, fueron cerradas, lo que permitió que esta división se enfocara en formatos donde se comercializan productos con mayor valor agregado. Al cierre del año, esta división operaba 64 tiendas bajo los formatos Mixup, MX Mixup Tower Records y Discolandia.

**Controladora y Administradora de Pastelerías**

Durante el año 2003, las ventas de esta subsidiaria, representadas principalmente por la cadena El Globo, fueron de 848 millones de pesos, con un crecimiento de 4.4%, contra el año anterior. La utilidad de operación ascendió a 130 millones de pesos, y aumentó 29.2% durante el periodo. El margen operativo, EBITDA alcanzó 174 millones de pesos, incrementándose 18.8% durante 2003. El crecimiento en los resultados operativos se debe a que durante 2002, se llevó a cabo la construcción de una nueva planta que sustituyó a todas las anteriores, por lo que los resultados de ese año no son comparables con lo obtenidos en 2003.

2003 fue un año de importante crecimiento para Controladora y Administradora de Pastelerías, pues además de que se abrieron 13 nuevos puntos de venta, durante el tercer trimestre del año, se anunció la adquisición de Pastelerías Monterrey, que incluye 2 plantas y trece puntos de venta propios, ubicados en Monterrey, Nuevo León, y Saltillo, Coahuila. Esta adquisición permitirá la incursión de El Globo en el Norte del País, gracias a la cobertura que podrán brindar las plantas adquiridas.

Al cierre de 2003, Controladora y Administradora de Pastelerías contaba con 157 puntos de ventas distribuidos en el país.

**Cafeterías**

Siendo este el segundo año de operaciones dentro de la compañía , las ventas no fueron relevantes pues solamente alcanzaron la cantidad de $ 60 millones.

**ii) Situación Financiera, Liquidez y Recursos de Capital**

El activo total de Grupo Carso al cierre del 2003 ascendió a $65,947.0 millones de pesos contra $65,373.2 millones en 2002.

**Fuentes internas y externas de liquidez**

Las fuentes internas de liquidez provienen de la propia generación de flujo de las subsidiarias del grupo, esto es la utilidad antes de financieros, depreciación y amortización.

Las fuentes externas de liquidez provienen principalmente de proveedores, financiamiento bancario a través de líneas a corto, o a largo plazo, o a través de deuda bursátil de corto plazo como papel comercial, o de largo plazo como certificados bursátiles.

Grupo Carso y sus subsidiarias tenían a abril de 2004 líneas de papel comercial por $3,700 millones, con un monto por utilizar que ascendía a $2,000 millones. Adicionalmente, Carso y sus subsidiarias cuentan con un programa vigente de certificados bursátiles por $5,000 millones, de los cuales se mantenían disponibles al cierre del año $1,450 millones.

GCarso también mantiene disponibles diversas líneas de crédito con instituciones bancarias nacionales o extranjeras.

## Nivel de Endeudamiento

Grupo Carso continuó con su estrategia de fortalecer su estructura financiera. Así la deuda neta al cierre de año se ubicó en $15,516 millones, cifra que representó una reducción de 0.7% en comparación con el año anterior. La razón Deuda Neta a Capital mejoró, al pasar de 54.6% en 2002 a 52.0% en el 2003. Adicionalmente, durante el año Grupo Carso mejoró el perfil de su deuda al extender la duración de la misma y mejorar su costo financiero.

Entre los instrumentos financieros utilizados en la deuda de Grupo Carso, destacan los créditos sindicados en pesos y dólares, que en conjunto representan alrededor del 20% del total de la deuda, así como la deuda bursátil que equivale aproximadamente al 27% de la deuda de la emisora.

Carso tiene firmados contratos denominados swaps de tasas de interés, que tienen la finalidad de administrar el riesgo de las tasas de interés de sus créditos, así como controlar la integración de su deuda en tasas fijas y variables. Al cierre del año, Carso mantenía contratos de swaps de tasa variable a tasa fija que cubrían el 100% de su deuda en denominada pesos, y aproximadamente el 17% de su deuda en dólares.

**Cifras en millones de pesos al 31 de diciembre de 2003**

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Deuda Total | 17,670.2 | 18,141.4 | 24,100.3 |
| % Largo Plazo | 60% | 56% | 52% |
| % Pesos | 37% | 41% | 62% |

La deuda total de Grupo Carso ascendió en 2003 a $17,670 millones de pesos, 2.6% menor que la de 2002, y 26.7% menor que la de 2001.

**Perfil de Deuda por Moneda**


Pesos
37%

**Perfil de Deuda por Plazo**


Largo
Plazo
60%

**Políticas que rigen la tesorería**

Las principales subsidiarias de GCarso invierten en forma individual sus recursos en base a sus necesidades de flujo de efectivo, considerando el plazo y el riesgo requerido con el fin de optimizar el costo financiero.

El efectivo y las inversiones temporales se mantienen en pesos o en dólares dependiendo de los requerimientos y de las necesidades de liquidez de cada subsidiaria en base a su flujo de efectivo y de su estructura de deuda.

**Créditos o Adeudos fiscales**

No Aplica

**Inversiones Comprometidas al Final del Ejercicio**

Durante el año 2003, Ferrosur, como parte de los compromisos de inversión que tiene en términos del "Plan de Negocios", que forma parte del título de concesión que se le otorgó para explotar la vía general de comunicación ferroviaria del sureste realizo inversiones por 329.2 y debera realizar inversiones por un importe de $128 millones durante 2004.

Durante 2003, Grupo Condumex a través de su subsidiaria Swecomex ganó un concurso para la construcción de plataformas marinas petroleras cuyas entregas están programadas para los años 2004 y 2005. Para dar cumplimiento a este proyecto Condumex autorizó una inversión de aproximadamente $30.8 millones de dólares mismos que se ejercerán principalmente durante el ejercicio 2004.

Porcelanite inició recientemente la construcción de una nueva planta en Sonora, misma que contará con una capacidad de 1 millón de metros cuadrados mensuales; La inversiòn estimada para una planta de estas caracterìsticas ronda entre 40 y 50 millones de dòlares.

Al 31 de diciembre de 2003 y 2002 Sanborns ha celebrado contratos con proveedores para la remodelación y construcción de algunas de sus tiendas. El monto de los compromisos contraídos por estos conceptos ascienden aproximadamente a $112,381 y $138,424, respectivamente.

La compañía no tiene transacciones relevantes no registradas en el balance general o en el estado de resultados.

### iii) Control Interno

El cumplimiento de las normas de control interno en Grupo Carso es vigilado permanentemente por las áreas de contraloría de cada una de sus empresas. Adicionalmente las áreas corporativas de auditoría interna llevan a cabo revisiones periódicas y con objetivos fijados en programas anuales, aprobados previamente; emitiendo reportes sobre el alcance del trabajo efectuado y las desviaciones encontradas, y en estos casos, y de acuerdo con los administradores de la sociedad, el programa para su corrección. Las áreas corporativas de auditoría interna presentan al Comité de Auditoría y de Finanzas y Planeación de la sociedad, las desviaciones relevantes encontradas, las medidas tomadas para su solución y el avance en su implementación. Como parte de sus funciones de auditoría, los auditores externos llevan a cabo una evaluación del control interno de las empresas de Grupo Carso y presentan un informe de recomendaciones a la administración de la compañía, y al Comité de Auditoría y Finanzas y Planeación de la sociedad.

## e) Estimaciones Contables Críticas

Para la preparación de los estados financieros consolidados y de las subsidiarias, es necesario, efectuar algunas estimaciones de eventos que no son susceptibles de cuantificarse con exactitud, y, que afectan

diversos rubros o cuentas. Las estimaciones incluyen elementos de juicio con cierto grado de incertidumbre y por la tanto pueden llegar a ser criticas. Las estimaciones hechas podrían modificarse en el futuro por cambio en la elección de un elemento de la misma o por un cambio en el entorno económico.

A continuación mencionaremos las estimaciones que consideramos que por el grado de incertidumbre en el futuro pueden generar un efecto significativo en la información financiera.

**Estimación de las vidas útiles de inmuebles, maquinaria y equipo.**
La estimación de las vidas útiles se efectúa en función de rubros y actividades particulares de inmuebles, maquinaria y equipo, con lo que se determina el cargo a resultados por concepto de depreciación en línea recta. Al 31 de diciembre de 2003 el valor contable de inmuebles, maquinaria y equipo de $35,700 millones, representa el 54.1% del valor del activo total de la compañía y el gasto por depreciación en 2003 de $2,239 millones representa el 4.5% de nuestros costos y gastos. Un cambio en las condiciones físicas, tecnológicas o económicas, podrían modificar las estimaciones y por lo tanto el cargo a resultados por depreciación o el reconocimiento de un cargo a resultados por deterioro y consecuentemente una disminución en el valor del activo.

**Obligaciones laborales al retiro por primas de antigüedad y pensiones.**
La valuación de los planes de retiro que tienen establecidos algunas subsidiarias de la compañía son efectuadas por peritos independientes con base en estudios actuariales. Se usan las siguientes estimaciones que pueden llegar a tener un efecto importante: a) para determinar el valor presente de la obligación futura y el costo neto del período se usan tasas reales de descuento, b) para los salarios futuros base del calculo se consideran tasa reales de incremento esperado, c) tasas reales de rendimiento esperado del fondo y d) tasas de rotación y mortandad en base a tablas reconocidas o experiencia. En 2003, se registro un costo neto del período relativo a esas obligaciones de $81 millones.
Las modificaciones a los planes, las variaciones en supuestos y ajustes por experiencia, y el pasivo de transición se esta amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan.
Un cambio en las condiciones económicas, laborales y fiscales podría modificar dichas estimaciones.

**Operaciones con instrumentos derivados.**
La compañía celebra contratos a largo plazo de swap para intercambiar tasas variables TIIE a 28 días, por tasas fijas; algunos de los contratos quedan sin contraparte cubierta por lo que se efectúan estimaciones a valor de mercado, utilizando modelos financieros y curvas futuras de comportamiento de tasas para traer a valor presente el importe del diferencial de tasas por el período total de los mencionados contratos, el importe determinado se registra en resultados, dichas estimaciones pueden tener variaciones importantes por cambios posteriores en el entorno económico o por cambios en los montos sin contraparte cubierta. Ver nota 8 de los estados financieros dictaminados al 31 de diciembre de 2003.

**Estimación para cuentas incobrables**
La estimación para cuentas incobrables, tiene como fin, reconocer en los resultados de la compañía la probabilidad que pudiese tener la insolvencia de algunos de nuestros clientes. La estimación se realiza considerando la experiencia pasada, morosidad actual y tendencias económicas. Adicionalmente en algunas subsidiarias se cuenta con un seguro de riesgo crediticio. El importe que se tiene reservado como incobrable en 2003 de $287 millones representa el 2.8% del total de cuentas por cobrar.

## 4) ADMINISTRACIÓN

### a) Auditores Externos

A partir del año de 2002 la firma de auditores PricewaterhouseCoopers, S. C., está a cargo de la auditoría de los estados financieros de Grupo Carso, en los últimos 3 ejercicios los auditores externos no emitieron salvedad, opinión negativa ni se abstuvieron de emitir opinión acerca de los estados financieros de la empresa.

Cada vez que Grupo Carso desea designar auditores externos, se hace una invitación a los despachos más importantes de México para que ofrezcan, en forma privada y confidencial, sus servicios y costos. Recibidas las propuestas de servicios profesionales el Comité de Auditoría y de Finanzas y Planeación de la Sociedad las estudia y analiza, revisando que el despacho que ofrezca las mejores condiciones cumpla con los requisitos establecidos en las disposiciones legales aplicables, y, una vez que elige a la posible firma de auditores, recomienda al consejo de administración de la Sociedad las condiciones de su contratación y el alcance de sus servicios. Por su parte, el Consejo de Administración, en su caso y previo análisis y discusión del tema, aprueba por lo menos, mayoría de votos la contratación de la firma de que se trate, para el ejercicio que corresponda.

Durante el ejercicio social de 2003, Grupo Carso solicitó a los Auditores Externos diversos servicios distintos a los de la auditoría, tales como: microfilmación, digitalización, declaratorias de IVA, estudios sobre precios de transferencia y partes relacionadas, declaratoria del prospecto de colocación de deuda, asesorías y consultorías, por los que pagó el 13.7% del total de las erogaciones hechas a los diferentes despachos que auditan a Grupo Carso y a sus subsidiarias. Al respecto , cabe señalar que dentro de los honorarios de auditoría se incluyen los servicios de auditoría financiera y los dictamenes fiscales sobre impuestos federales (ISR, IVA, *IMPAC), IMSS y contribuciones locales.*

### b) Operaciones con Personas Relacionadas y Conflicto de Intereses

Desde antes del año 2000, Grupo Carso tiene contratada con Banco Inbursa, S. A., una línea de crédito en cuenta corriente para efectuar disposiciones tanto en pesos como en dólares estadounidenses. Dentro de las innumerables disposiciones que se han realizado bajo esta línea de crédito en los últimos 42 meses, existen algunos saldos dispuestos con un máximo de $1,200 millones. Dichas disposiciones se tienen pactadas a un nivel de tasa variable basada en la TIIE como referencia, más un margen de intermediación cotizado a niveles de mercado; mientras que, en el caso de la divisa estadounidense, se han hecho disposiciones con un máximo de 100 millones de dólares, estas últimas disposiciones se han negociado tomando como base la tasa LIBOR, más un margen de intermediación también cotizado a niveles de mercado.

Por otra parte, y también con dicho banco, Carso ha realizado una serie de compras de divisas en el mercado cambiario mediante operaciones de las llamadas "forwards con entrega física".

### c) Administradores y Accionistas

El Consejo de Administración de Grupo Carso, S. A. de C. V., para el ejercicio social de 2004 está integrado por doce consejeros propietarios y sus respectivos suplentes. Dicho órgano cuenta con consejeros patrimoniales, consejeros independientes y consejeros relacionados. Los consejeros patrimoniales e independientes exceden en su conjunto del 40% de dicho órgano. Los consejeros independientes exceden del 25%.

Los consejeros son designados por los accionistas reunidos en Asamblea General Ordinaria la cual se considerará legalmente instalada, en virtud de primera convocatoria, si está representada, por lo menos, la mitad del capital social; y en caso de segunda o ulterior convocatoria, con cualquiera que sea el número de acciones representadas. Para que las resoluciones de la Asamblea General Ordinaria sean válidas deberán tomarse siempre, por lo menos, por la mayoría de los votos presentes.

El Consejo de Administración, como órgano colegiado, tiene a su cargo la representación de la sociedad y la dirección de los negocios señalados en el objeto social, dentro de los límites previstos en los propios estatutos sociales.

Asimismo, el Consejo de Administración cuenta con las siguientes funciones: (i) establecer la visión estratégica de la sociedad; (ii) asegurar que los accionistas y el mercado tengan acceso a la información pública de la sociedad; (iii) establecer mecanismos de control interno; (iv) asegurar que la sociedad cuente con los mecanismos necesarios que permitan comprobar que cumple con las diferentes disposiciones legales que le son aplicables; y (v) evaluar regularmente el desempeño del Director General y de los funcionarios de alto nivel de la sociedad.

Las facultades estatutarias del Consejo de Administración son las siguientes: a) Nombrar y remover al Director General de la Sociedad; b) Discutir y, en su caso, emitir las resoluciones que considere procedentes en relación con los actos y acuerdos del Comité Ejecutivo de la Sociedad, que se contengan en los informes de actividades que dicho órgano le deberá presentar conforme a lo previsto al respecto en los estatutos de la Sociedad; c) Establecer sucursales o agencias de la Sociedad; d) Aprobar la transmisión en cualquier forma de toda clase de marcas registradas, patentes de invención y derechos de autor; e) Designar a la o a las personas responsables de la adquisición y colocación de acciones propias, para los efectos de lo dispuesto por el Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores; f) La facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso f), salvo en el caso establecido por el Artículo 159 de la Ley General de Sociedades Mercantiles, también tendrá la facultad de aprobar las operaciones que las subsidiarias de la Sociedad pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del artículo 14 Bis 3 fracción IV, inciso d) de la Ley del Mercado de Valores; g) Constituir un Comité de Auditoría, el cual se integrará en la forma y términos que a continuación se indican: 1) El Comité de Auditoría estará integrado con consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los Comisarios de la Sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto. 2) El Comité de Auditoría tendrá, entre otras, las siguientes funciones: i) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; ii) Opinar sobre las transacciones con personas relacionadas a que alude el inciso f) anterior, y iii) Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones de la Sociedad a que se refiere el inciso f) precedente, y 3) El Comité de Auditoría podrá establecer las normas que regulen su funcionamiento; y h) Todas aquéllas otras facultades que le fueren reservadas privativamente por la Ley.

En la asamblea general ordinaria de accionistas celebrada el 21 de abril de 2004 fueron designados los miembros del consejo de administración para el ejercicio social de 2004; sin embargo, continuarán ocupando sus puestos, aún habiendo concluido dicho ejercicio, hasta que la asamblea no haga nuevos nombramientos, y los consejeros recién designados por aquella, no tomen posesión de sus respectivos cargos.

**Consejo de Administración de Grupo Carso, S. A. de C. V.**

| NOMBRE | PUESTO** | NO. DE AÑOS COMO CONSEJERO * | TIPO DE CONSEJERO** |
|---|---|---|---|
| **CONSEJEROS PROPIETARIOS** | | | |
| ING. CARLOS SLIM HELÚ | Presidente Honorario - Teléfonos de México<br>Presidente Honorario- Carso Global Telecom<br>Presidente Honorario - Grupo Financiero Inbursa<br>Presidente America Telecom<br>Presidente - América Móvil<br>Presidente Honorario – Grupo Carso | CATORCE | Patrimonial Relacionado |
| LIC. CARLOS SLIM DOMIT | Presidente – Teléfonos de México<br>Presidente - Grupo Carso<br>Presidente - Grupo Sanborns<br>Director General - Sanborn Hermanos<br>Presidente - Carso Global Telecom<br>Vicepresidente America Telecom | CATORCE | Patrimonial Relacionado |
| ING. ANTONIO COSÍO ARIÑO | Director General - Cía. Industrial de Tepeji del Río | DOCE | Independiente |
| ING. JAIME CHICO PARDO | Vicepresidente y Director General - Teléfonos de México<br>Vicepresidente y Directo General - Carso Global Telecom<br>Vicepresidente America Telecom | CATORCE | Relacionado |
| LIC. ARTURO ELÍAS AYUB | Director de Alianzas Estratégicas, Comunicación y Relaciones Institucionales - Teléfonos de México | SEIS | Relacionado |
| ING. CLAUDIO X. GONZÁLEZ LAPORTE | Presidente - Kimberly Clark de México | CATORCE | Independiente |
| C.P. RAFAEL MOISÉS KALACH MIZRAHI | Presidente y Director General - Grupo Kaltex | DIEZ | Independiente |
| LIC. JOSÉ KURI HARFUSH | Presidente - Janel | CATORCE | Independiente |
| C.P. JUAN ANTONIO PÉREZ SIMÓN | Presidente - Sanborn Hermanos<br>Vicepresidente - Teléfonos de México | CATORCE | Independiente |
| ING. BERNARDO QUINTANA ISAAC | Presidente – Ingenieros Civiles Asociados (ICA) | DOCE | Independiente |
| LIC. AGUSTÍN SANTAMARINA VÁZQUEZ | Consejero - Santamarina y Steta | CATORCE | Independiente |
| LIC. PATRICK SLIM DOMIT | Director Comercial de Mercado Masivo - Teléfonos de México<br>Vicepresidente - Grupo Carso<br>Presidente - Ferrosur<br>Presidente - Grupo Telvista | OCHO | Patrimonial Relacionado |

**CONSEJEROS SUPLENTES**

| | | | |
|---|---|---|---|
| LIC. MARCO ANTONIO SLIM DOMIT | Presidente - Grupo Financiero Inbursa | CATORCE | Patrimonial Relacionado |
| LIC. DANIEL HAJJ ABOUMRAD | Director General - America Telecom<br>Director General - América Móvil | NUEVE | Relacionado |
| ING. ANTONIO COSÍO PANDO | Gerente General - Cía. Industrial de Tepeji del Río | DOS | Independiente |
| LIC. FERNANDO G. CHICO PARDO | Director General - Promecap, S.C. | CATORCE | Independiente |
| LIC. EDUARDO VALDÉS ACRA | Director General - Inversora Bursátil<br>Vicepresidente – Grupo Financiero Inbursa | ONCE | Relacionado |
| LIC. DAVID IBARRA MUÑOZ | Director - Despacho David Ibarra Muñoz | DOS | Independiente |
| LIC. ALEJANDRO ABOUMRAD GABRIEL | Presidente – Porcelanite | CATORCE | Independiente |
| LIC. IGNACIO COBO GONZÁLEZ | Presidente - Grupo Calinda | DOS | Independiente |
| ANTONIO GÓMEZ GARCÍA | Director General - Porcelanite | | Relacionado |
| LIC. CARLOS HAJJ ABOUMRAD | Director General - Artes Gráficas Unidas<br>Director General - Galas de México | SEIS | Independiente |
| ING. ALFONSO SALEM SLIM | Director General - Hoteles Calinda<br>Director General - PC Construcciones | TRES | Independiente |
| C.P. JOSÉ HUMBERTO GUTIÉRREZ-OLVERA ZUBIZARRETA | Director General - Grupo Carso<br>Director General - Condumex<br>Presidente - Frisco | CATORCE | Relacionado |

* La antigüedad de los consejeros se consideró a partir del ejercicio social de 1990, fecha en la cual las acciones de Grupo Carso, S. A. de C. V. fueron inscritas en la bolsa de valores.

** Con base en información de consejeros.

FUNCIONARIOS DEL CONSEJO DE ADMINISTRACIÓN

| | |
|---|---|
| PRESIDENTE HONORARIO VITALICIO- | ING. CARLOS SLIM HELÚ |
| *PRESIDENTE-----------------------------------* | *LIC. CARLOS SLIM DOMIT* |
| VICEPRESIDENTE --------------------------- | LIC. PATRICK SLIM DOMIT |
| TESORERO ------------------------------------ | C.P. QUINTÍN H. BOTAS HERNÁNDEZ |
| SECRETARIO ---------------------------------- | LIC. SERGIO F. MEDINA NORIEGA |
| PROSECRETARIO---------------------------- | LIC. ALEJANDRO ARCHUNDIA BECERRA |

PRINCIPALES FUNCIONARIOS

*DIRECTOR GENERAL ----------- C.P. JOSÉ HUMBERTO GUTIÉRREZ-OLVERA ZUBIZARRETA*

A continuación se mencionan algunas de las empresas en las que los consejeros de Grupo Carso participan en sus respectivos consejos de administración:

Ing. Carlos Slim Helú. Es Ingeniero Civil por la Universidad Nacional Autónoma de México. Tiene 64 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Seguros Inbursa, S.A., Grupo Financiero Inbursa, Philip Morris Companies Inc., SBC Communications Inc., y de algunas subsidiarias de Grupo Carso.

Lic. Carlos Slim Domit. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 37 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., CompUSA, y de algunas subsidiarias de Grupo Carso.

Ing. Antonio Cosío Ariño. Es Ingeniero Civil por el Instituto Tecnológico de Estudios Superiores de Monterrey. Tiene 68 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V. y Grupo Condumex, S.A. de C.V.

Ing. Jaime Chico Pardo. Es Ingeniero Industrial por la Universidad Iberoamericana. Tiene 54 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., y Honeywell International Inc.

Lic. Arturo Elías Ayub. Es Director de Alianzas Estratégicas, Comunicación y Relaciones Institucionales de Teléfonos de México, S.A. de C.V. y de la Fundación Telmex. Tiene 38 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V.; Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., CompUSA, Fundación Telmex, T1msn, y de algunas subsidiarias de Grupo Carso.

Ing. Claudio X. González Laporte. Es Ingeniero Químico por la Universidad Nacional Autónoma de México. Tiene 70 años de edad. Es consejero de las siguientes empresas: Kimberly–Clark de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Alfa, S.A. de C.V., Grupo México, S.A. de C.V., SANLUIS Corporación, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

C.P. Rafael Moisés Kalach Mizrahi. Es Contador Público por la Universidad Nacional Autónoma de México. Tiene 57 años de edad. Es Consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. José Kuri Harfush. Es Licenciado en Administración de Empresas por la Universidad Anahuac. Tiene 55 años de edad. Es Consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América

Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Arrendadora Financiera Inbursa, S.A. de C.V., Grupo Financiero Inbursa, Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Seguros Inbursa, S.A., Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

C.P. Juan Antonio Pérez Simón.- Es Contador Público por la Universidad Nacional Autónoma de México. Tiene 63 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom., S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Ing. Bernardo Quintana Isaac. Es Ingeniero Civil por la Universidad Nacional Autónoma de México. Tiene 62 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Empresas ICA Sociedad Controladora, S.A. de C.V., Cemex, S.A. de C.V. y Gruma, S.A. de C.V.

Lic. Agustín Santamarina Vázquez. Es licenciado por la Escuela Libre de Derecho, actualmente ocupa el puesto de asesor del Despacho Santamarina y Steta, S.C. Tiene 78 años de edad. Es consejero de las siguientes empresas: Grupo México, S.A. de C.V., Kimberly-Clark de México, S.A. de C.V., SANLUIS Corporación, S.A. de C.V., Aditivos Mexicanos, S.A. de C.V., Ferrocarril Mexicano, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. Patrick Slim Domit. Es licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 35 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V. y U.S. Commercial Corp., S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. Marco Antonio Slim Domit. Es licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 36 años de edad. Es consejero de la siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Afore Inbursa, S.A. de C.V., Arrendadora Financiera Inbursa, S.A. de C.V., Grupo Financiero Inbursa, Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa, Fondo de Dinero Empresarial Inbursa, S.A. de C.V., Fondo de Dinero Inbursa, S.A. de C.V., Fondo Dinámico de Inversiones Bursátiles, S.A. de C.V., Fondo Inbursa, S.A. de C.V., Fondo de Dinero Inbursa III, S.A. de C.V., Inburex, S.A. de C.V., Inbursa Siefore, S.A. de C.V., Inmobiliaria Inbursa, S.A. de C.V., Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Seguros Inbursa, S.A., Grupo Financiero Inbursa, Sinca Inbursa, S.A. de C.V., Sociedad de Inversión de Capitales; Bolsa Mexicana de Valores, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. Daniel Hajj Aboumrad. Es licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 38 años de edad. Es consejero de las siguientes empresas: América Móvil, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom., S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Ing. Antonio Cosío Pando. Es Ingeniero Industrial por el Instituto Tecnológico de Estudios Superiores de Monterrey. Tiene 36 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., SANLUIS Corporación, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Arrendadora Financiera Inbursa, S.A. de C.V., Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Operadora de Sociedades de Inversión, S.A. de C.V., Seguros Inbursa, S.A., Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Lic. Fernando G. Chico Pardo. Es licenciado en Administración de Empresas por la Universidad Iberoamericana. Tiene 52 años de edad. Es consejero de las siguientes empresas: Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Seguros Inbursa, S.A., Grupo Financiero Inbursa, Fianzas Guardiana Inbursa, S.A. de C.V., Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Lic. Eduardo Valdés Acra. Es licenciado en Administración de Empresas por la Universidad Iberoamericana. Tiene 40 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Seguros Inbursa, S.A., Grupo Financiero Inbursa, Fianzas Guardiana Inbursa, S.A. de C.V., Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Lic. David Ibarra Muñoz. Es licenciado en Economía por la Facultad de Economía de la Universidad Nacional Autónoma de México. Tiene 74 años de edad. Es consejero de las siguientes empresas: Grupo Financiero Inbursa, S.A., América Móvil, S.A. de C.V., Dopsa, S.A. de C.V. Revista Comercio Exterior, y de algunas subsidiarias de Grupo Carso.

Lic. Alejandro Aboumrad Gabriel. Es licenciado en Administración de Empresas por la Universidad del Valle de México. Tiene 61 años de edad. Es consejero de Porcelanite, S.A. de C.V., Porcelanite Holding, S.A. de C.V. y subsidiarias.

Lic. Ignacio Cobo González. Es licenciado en Administración de Empresas por la Universidad Iberoamericana. Tiene 60 años de edad. Es consejero de algunas subsidiarias de Grupo Carso.

Ing. Antonio Gómez García. Es Ingeniero Industrial por la Universidad Iberoamericana. Tiene 43 años de edad. Es consejero de Porcelanite, S.A. de C.V., Porcelanite Holding, S.A. de C.V. y subsidiarias; y de algunas subsidiarias de Grupo Carso.

Lic. Carlos Hajj Aboumrad. Es licenciado en Contaduría por la Universidad Iberoamericana. Tiene 41 años de edad. Es consejero de las siguientes empresas: Banco Inbursa, S.A. de C.V., Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Ing. Alfonso Salem Slim. Es Ingeniero Civil por la Universidad Anáhuac. Tiene 42 años de edad. Es consejero de U.S. Commercial Corp., S.A. de C.V., Construcciones y Canalizaciones, S.A. de C.V., Alquiladora de Casas, S.A. de C.V., Fuerza y Clima, S.A. de C.V., Compañía de Teléfonos y Bienes Raíces, S.A. de C.V., Cementos Moctezuma, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

C.P. José Humberto Gutiérrez-Olvera Zubizarrera. Es Contador Público por la Escuela Bancaria y Comercial. Tiene 63 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Grupo Primex, S.A. de C.V., Grupo Condumex, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Parentesco por consanguinidad o afinidad hasta tercer grado entre Consejeros y principales funcionarios.-

| Parentesco por consanguinidad | Parentesco por afinidad |
|---|---|
| I. Primer grado: | I. Primer grado: |

(línea recta)

Ing. Carlos Slim Helú con
Lic. Carlos Slim Domit,
Lic. Patrick Slim Domit, y
Lic. Marco Antonio Slim Domit

(línea recta)

Ing. Carlos Slim Helú con
Lic. Arturo Elías Ayub y con
Lic. Daniel Hajj Aboumrad

I. Primer grado:
(línea recta)

Ing. Antonio Cosío Ariño con
Ing. Antonio Cosío Pando

II. Segundo Grado:
(línea transversal)

Lic. Arturo Elías Ayub y Lic. Daniel Hajj Aboumrad con Lic. Carlos Slim Domit, Lic. Patrick Slim Domit y Lic. Marco Antonio Slim Domit

II. Segundo grado:
(línea transversal)

Lic. Carlos Slim Domit,
Lic. Patrick Slim Domit y
Lic. Marco Antonio Slim Domit

III. Segundo grado:
(línea transversal)

Lic. Fernando G. Chico Pardo e
Ing. Jaime Chico Pardo

IV. Tercer grado:
(línea transversal)

Ing. Carlos Slim Helú e
Ing. Alfonso Salem Slim

Sobre la participación accionaria individual de los consejeros y funcionarios de Carso, que sean titulares de más del 1% de las acciones representativas del capital social, los accionistas beneficiarios del 5% o más de acciones con derecho a voto de Carso, y los 10 mayores accionistas de Carso, aunque su tenencia individual no alcance este último porcentaje, cabe señalar que la sociedad no tiene la información sobre las tenencias accionarias individuales de los consejeros y funcionarios ni de sus accionistas en virtud de que no tienen registradas sus acciones en el registro de acciones de la sociedad en los términos de ley.

Sin embargo, la totalidad de las acciones representativas del capital social de Grupo Carso, S.A. de C.V. se encuentran depositadas en S.D. Indeval, S.A. de C.V., y de acuerdo con la información con que cuenta la sociedad, al 27 de mayo de 2004, un total de 7 personas, las cuales no se consideran Gran Público Inversionista, según lo establece la fracción IX del Artículo 1°. de las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, publicadas en el Diario Oficial de la Federación de fecha 19 de marzo de 2003, entre las que se incluyen 4 consejeros de la sociedad, son titulares, directa o indirectamente, de 605,910,732 acciones que representan aproximadamente el 73.6% del capital social suscrito y pagado de Grupo Carso, S.A. de C.V., e incluyen al Ing. Carlos Slim Helú y a sus parientes cercanos.

Grupo Carso, S. A. de C. V. no está controlada, directa o indirectamente, por otra empresa, por un gobierno extranjero, o por cualquier otra persona física o moral.

Grupo Carso, S. A. de C. V. no tiene conocimiento de compromiso alguno que pudiera significar un cambio de control en sus acciones.

Grupo Carso, S. A. de C. V. no otorga ningún tipo de compensaciones ni prestaciones a sus consejeros y principales funcionarios. El único pago que recibieron los consejeros durante el ejercicio de 2003, fueron los honorarios de $11,000.00 por su asistencia a cada junta de consejo celebrada en dicho ejercicio.

Algunas de las subsidiarias tienen establecidos planes de retiro para todo su personal no sindicalizado. Las obligaciones por beneficios proyectados correspondientes a algunos consejeros de Grupo Carso, en su carácter de empleados de dichas subsidiarias, ascienden a la cantidad de $ 13.8 millones de pesos.

Grupo Carso, S. A. de C. V., no tiene celebrado convenio o establecido programa alguno para involucrar empleados en el capital de la compañía, toda vez que la Sociedad no tiene empleados.

Grupo Carso, S. A. de C. V. cuenta a la fecha con dos comités que apoyan como órgano intermedio al consejo de administración en la toma de decisiones relativas a las áreas de: (i) Auditoría y de Finanzas y Planeación, y (ii) Evaluación y Compensación.

**Comité de Auditoría y de Finanzas y Planeación**

El Comité de Auditoría y de Finanzas y Planeación está integrado por los siguientes consejeros propietarios: Lic. José Kuri Harfush, Presidente; Ing. Antonio Cosío Ariño, C.P. Rafael Moisés Kalach Mizrahi, C.P. Juan Antonio Pérez Simón, Ing. Claudio X. González Laporte e Ing. Bernardo Quintana Isaac. Uno de los miembros de dicho comité es experto financiero, según se define en las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, y sus anexos.

Dicho comité tiene conferidas las siguientes funciones de Auditoría: (i) recomendar al Consejo de Administración los candidatos para auditores externos de la sociedad, absteniéndose de recomendar la contratación de aquellos despachos en los que los honorarios percibidos por todos los servicios que presten a la Sociedad, representen un porcentaje mayor al 20% de los ingresos totales de dichos despachos; (ii) recomendar al Consejo las condiciones de contratación y el alcance de los mandatos profesionales de los auditores externos; (iii) apoyar al Consejo de Administración supervisando el cumplimiento de los contratos de auditoría y revisando que la persona que firma el dictamen de la auditoría a los estados financieros anuales de la Sociedad sea distinta de aquella que actúa como Comisario, pudiendo ambas personas ser socios del mismo despacho; (iv) servir de canal de comunicación entre el Consejo de Administración y los auditores externos, así como asegurar la independencia y objetividad de estos últimos, e intervenir en la recomendación al Consejo de algún mecanismo de rotación del socio que dictamine a la Sociedad, a fin de asegurar objetividad en los reportes, sugiriéndose que esta rotación sea al menos cada 6 años; (v) revisar el programa de trabajo, las cartas de observaciones y los reportes de auditoría e informar al Consejo de Administración sobre los resultados; (vi) recomendar al Consejo las bases para la preparación de la información financiera y someter a la aprobación del Consejo de Administración las políticas contables para la preparación de dicha información, así como, en caso de que se sometan a la aprobación del Consejo de Administración cambios en políticas contables, intervenir en la revisión para que se justifique el motivo de dichos cambios; (vii) auxiliar al Consejo mediante la revisión de la información financiera y su proceso de emisión; (viii) contribuir en la definición de los lineamientos generales del sistema de control interno y evaluar su efectividad, en someter a la aprobación del Consejo de Administración dichos lineamientos, y en la emisión de una opinión sobre los controles financieros y operacionales; (ix) auxiliar al Consejo en la coordinación y evaluación de los programas anuales de auditoría interna; (x) coordinar las labores del auditor externo, interno y Comisario; (xi) verificar que se cuente con los mecanismos necesarios de manera que se permita comprobar que la Sociedad cumple con las diferentes disposiciones a las que está sujeta; (xii) supervisar que el perfil profesional de la persona designada como Comisario de la Sociedad le permita cumplir con sus obligaciones legales, y (xiii) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

Por otra parte, dicho comité tiene conferidas las siguientes funciones de Finanzas y Planeación: (i) evaluar y, en su caso, sugerir las políticas de inversión de la Sociedad propuestas por la Dirección General, para posteriormente someterlas a la aprobación del Consejo; (ii) evaluar y, en su caso, sugerir las políticas de financiamiento (capital o deuda) de la Sociedad propuestas por la Dirección General, para posteriormente someterlas a la aprobación del Consejo; (iii) intervenir en la presentación al Consejo de Administración de una evaluación sobre la viabilidad de las principales inversiones y transacciones de financiamiento de la Sociedad, de acuerdo a las políticas establecidas; (iv) evaluar y, en su caso, sugerir los lineamientos generales

para la determinación de la planeación estratégica de la Sociedad, y auxiliar al Consejo en la vigilancia de la congruencia de las proyecciones financieras, las políticas de inversión y de financiamiento con dicha visión estratégica; (v) opinar sobre las premisas del presupuesto anual y proponerlas al Consejo para su aprobación; (vi) dar seguimiento a la aplicación del presupuesto y del plan estratégico; (vii) identificar los factores de riesgo a los que está sujeta la Sociedad y evaluar las políticas para su administración, y (viii) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

**Comité de Evaluación y Compensación**

El Comité de Evaluación y Compensación está integrado por los siguientes consejeros propietarios: Lic. Carlos Slim Domit, Presidente; Ing. Jaime Chico Pardo y Lic. Agustín Santamarina Vázquez.

Dicho Comité tiene conferidas las siguientes funciones: (i) sugerir al Consejo procedimientos para proponer al Director General y a funcionarios de alto nivel, y revisar que sus condiciones de contratación y sus pagos probables por separación de la Sociedad se apeguen a lineamientos aprobados por el Consejo; (ii) proponer al Consejo los criterios para la evaluación del Director General y de los funcionarios de alto nivel, de acuerdo a los lineamientos generales que establezca el Consejo de Administración; (iii) analizar y elevar al Consejo de Administración la propuesta realizada por el Director General acerca de la estructura y monto de las remuneraciones de los principales ejecutivos de la Sociedad, y (iv) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

## d) Estatutos Sociales y Otros Convenios

La última modificación de los estatutos sociales de la Sociedad fue reportada en el informe anual presentado en junio de 2003.

No existe facultad expresa delegada al consejo de administración para establecer planes de compensación para los ejecutivos de la Sociedad ni para tomar decisiones respecto a cualquier otro asunto en donde puedan tener algún interés personal.

No existen por parte de Grupo Carso, S. A. de C. V. distintos tipos de acciones que otorguen diferentes derechos corporativos a sus tenedores en cuanto al ejercicio de voto en asambleas generales de accionistas se refiere. Tampoco existe algún convenio no estatutario que tenga por efecto retrasar, prevenir, diferir o hacer más oneroso un cambio en el control de la Sociedad.

Los derechos corporativos que confieren las acciones a cada uno de los accionistas de la Sociedad, no se encuentran limitados por algún fideicomiso o cualquier otro mecanismo existente en la actualidad.

Por otra parte, no existen cláusulas estatutarias o acuerdos entre accionistas que limiten o restrinjan a la administración de la Sociedad o a sus accionistas en forma alguna.

## 5) MERCADO ACCIONARIO

### a) Estructura Accionaria

Grupo Carso tiene colocados en el mercado OTC, títulos denominados American Depositary Receipts (ADR´s ).

Los ADR´s confieren a sus tenedores plenos derechos patrimoniales y corporativos, aunque el derecho de voz y voto se ejerce a través del banco depositario de los ADR's, que al cierre de 2003 era The Bank of New York

La proporción que mantienen las acciones serie "A-1" respecto a los ADR´s es de 2 a 1.

### b) Comportamiento de la Acción en la Bolsa Mexicana de Valores

**Comportamiento anual de la acción**



| | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|
| □ Volumen | 372,602,000 | 322,697,000 | 237,560,900 | 163,151,737 | 69,283,800 |
| Máximo | 45.18 | 46.76 | 28.66 | 34.59 | 39.99 |
| Minimo | 23.33 | 19.63 | 19.36 | 22.54 | 23.40 |
| • Cierre | 43.70 | 22.04 | 28.27 | 25.60 | 39.50 |

## Comportamiento trimestral de la acción



| | 1T02 | 2T02 | 3T02 | 4T02 | 1T03 | 2T03 | 3T03 | 4T03 |
|---|---|---|---|---|---|---|---|---|
| □ Volumen | 66,034,100 | 44,988,200 | 26,167,900 | 25,963,537 | 18,258,700 | 16,454,100 | 14,967,300 | 19,603,700 |
| Máximo | 34.59 | 34.09 | 29.38 | 27.70 | 26.04 | 32.31 | 33.99 | 39.99 |
| Minimo | 26.99 | 26.65 | 22.54 | 24.30 | 23.40 | 25.26 | 31.22 | 32.90 |
| - Cierre | 33.52 | 27.71 | 26.08 | 25.60 | 25.40 | 31.32 | 33.89 | 39.50 |

## Comportamiento mensual de la acción.



| | Jul-03 | Aug-03 | Sep-03 | Oct-03 | Nov-03 | Dec-03 |
|---|---|---|---|---|---|---|
| □ VOLUMEN | 6,853,100 | 3,808,400 | 4,305,800 | 7,589,000 | 6,594,300 | 5,420,400 |
| MAXIMO | 32.85 | 33.05 | 33.99 | 37.36 | 39.99 | 39.70 |
| MINIMO | 31.22 | 31.47 | 32.59 | 32.90 | 35.68 | 36.60 |
| - CIERRE | 32.69 | 32.70 | 33.89 | 37.15 | 37.53 | 39.50 |

El día 9 de julio de 2002, el precio de la acción de GCarso se ajustó como consecuencia de la distribución de acciones de US Comercial derivado de la escisión, .restándole al precio de ese día $2.14, que resultó de la subasta previa al inicio de cotizaciónes de Uscom.

La cotización de las acciones de Grupo Carso en la Bolsa Mexicana de Valores no ha sido suspendida.

## 6) PERSONAS RESPONSABLES

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

C.P. José Humberto Gutiérrez-Olvera Zubizarreta
Director General

C.P. Quintín H. Botas Hernández
Tesorero del Consejo de Administración

Lic. Alejandro Archundia Becerra
Pro-Secretario del Consejo de Administración

El suscrito manifiesta bajo protesta de decir verdad que el balance general al 31 de diciembre de 2003 y los estados de resultados, de variaciones en el capital contable y de cambios en la situación financiera por el año que terminó en esa fecha de Grupo Carso, S.A. de C.V., que contiene el presente reporte anual fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

C.P. Alfredo M. Bolio y Lope

Socio de Auditoría
PricewaterhouseCoopers, S.C.

7) ANEXOS
[Estados Financieros Dictaminados]

GRUPO CARSO, S. A. DE C. V.
Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
DICTAMINADOS

31 DE DICIEMBRE DE 2003 Y 2002

GRUPO CARSO, S. A. DE C. V.
Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS DICTAMINADOS

31 DE DICIEMBRE DE 2003 Y 2002

# ÍNDICE

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers, S.C.**
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México, D.F.
Teléfono 5 263 6000
Fax 5 263 6010

DICTAMEN DE LOS AUDITORES EXTERNOS

México, D. F., 1 de marzo de 2004

A la Asamblea de Accionistas de
Grupo Carso, S. A. de C. V. y subsidiarias

Hemos examinado los balances generales consolidados de Grupo Carso, S. A. de C. V. y subsidiarias (Grupo Carso) al 31 de diciembre de 2003 y 2002, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la Administración del Grupo. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías. Los estados financieros de algunas subsidiarias cuyos activos representan el 28% y 37%, e ingresos el 30% y 37% de los totales consolidados al 31 de diciembre de 2003 y 2002, respectivamente, fueron examinados por otros contadores públicos, y nuestra opinión, en cuanto a los importes incluidos por las subsidiarias, se basa únicamente en el dictamen de dichos contadores públicos.

Nuestros exámenes se efectuaron de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la Administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, basada en nuestros exámenes y en el dictamen de otros contadores públicos, al que se hace referencia en el primer párrafo, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Carso, S. A. de C. V. y subsidiarias, al 31 de diciembre de 2003 y 2002, y los

PRICEWATERHOUSECOOPERS

resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados.

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C.P. Alfredo M. Bolio y Lope
Socio de Auditoría

## GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

## BALANCES GENERALES CONSOLIDADOS

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2003

| Activo | 31 de diciembre de 2003 | 31 de diciembre de 2002 |
|---|---|---|
| ACTIVO CIRCULANTE: | | |
| Efectivo e inversiones temporales | $ 2,154,036 | $ 2,521,425 |
| Cuentas por cobrar - Neto (Nota 4) | 10,349,561 | 8,918,986 |
| Inventarios - Neto (Nota 6) | 10,782,039 | 10,006,195 |
| Pagos anticipados | 161,693 | 97,715 |
| Suma el activo circulante | 23,447,329 | 21,544,321 |
| Cuentas por cobrar a largo plazo | 10,605 | 62,274 |
| Inversión en acciones de asociadas | 2,572,233 | 2,458,824 |
| INMUEBLES, MAQUINARIA Y EQUIPO: | | |
| Edificios y adaptaciones a locales arrendados | 19,479,168 | 19,358,708 |
| Maquinaria y equipo | 35,873,423 | 35,347,388 |
| Equipo de transporte | 1,068,903 | 1,053,885 |
| Mobiliario y equipo | 2,247,604 | 2,193,982 |
| Equipo de cómputo | 1,647,115 | 1,396,143 |
| | 60,316,213 | 59,350,106 |
| Depreciación acumulada | (33,117,167) | (31,111,498) |
| | 27,199,046 | 28,238,608 |
| Terrenos | 7,330,023 | 7,713,231 |
| Construcción en proceso | 1,171,209 | 964,226 |
| | 35,700,278 | 36,916,065 |
| OTROS ACTIVOS - Neto | 4,216,600 | 4,391,760 |
| Total activo | $65,947,045 | $65,373,244 |

| Pasivo y Capital Contable | 31 de diciembre de 2003 | 31 de diciembre de 2002 |
|---|---|---|
| PASIVO A CORTO PLAZO: | | |
| Créditos bancarios a corto plazo y porción circulante de la deuda a largo plazo (Nota 7) | $ 7,072,665 | $ 7,985,216 |
| Proveedores | 4,407,911 | 4,442,282 |
| Cuentas por pagar y otros gastos acumulados | 2,671,308 | 2,479,273 |
| Impuesto sobre tabacos labrados | 1,341,785 | 1,283,603 |
| Impuestos por pagar | 322,496 | 462,610 |
| Participación de los trabajadores en la utilidad (Nota 11) | 338,817 | 528,435 |
| Suma el pasivo a corto plazo | 16,154,982 | 17,181,419 |
| PASIVO A LARGO PLAZO: | | |
| Deuda a largo plazo (Nota 7) | 10,597,578 | 10,156,229 |
| Impuesto sobre la renta diferido (Nota 11) | 8,975,956 | 9,214,820 |
| Ingresos diferidos - Neto | 398,776 | 237,522 |
| Suma el pasivo a largo plazo | 19,972,310 | 19,608,571 |
| Total pasivo | 36,127,292 | 36,789,990 |
| CAPITAL CONTABLE (Nota 10): | | |
| Capital social | 5,698,503 | 5,732,365 |
| Prima neta en colocación de acciones | 1,841,211 | 1,841,211 |
| Utilidades acumuladas | 52,179,234 | 51,774,356 |
| Efecto acumulado de impuesto sobre la renta diferido | (7,127,854) | (7,127,854) |
| Insuficiencia en la actualización del capital contable | (28,940,743) | (29,455,312) |
| Inversión de los accionistas mayoritarios | 23,650,351 | 22,764,766 |
| Interés minoritario | 6,169,402 | 5,818,488 |
| Total capital contable | 29,819,753 | 28,583,254 |
| COMPROMISOS (Nota 13) | | |
| CONTINGENCIAS (Nota 14) | | |
| Total pasivo y capital contable | $65,947,045 | $65,373,244 |

Las quince notas adjuntas son parte integrante de estos estados financieros consolidados.

## GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

## ESTADOS CONSOLIDADOS DE RESULTADOS

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2003

| | Año que terminó el 31 de diciembre de | |
|---|---|---|
| | 2003 | 2002 |
| Ventas netas | $ 56,685,625 | $ 53,950,429 |
| Costo de ventas | (41,007,039) | (38,508,825) |
| Utilidad bruta | 15,678,586 | 15,441,604 |
| Gastos de venta y administración | 8,465,111 | 8,167,494 |
| Utilidad de operación | 7,213,475 | 7,274,110 |
| Costo integral de financiamiento: | | |
| Intereses ganados | 821,459 | 963,572 |
| Intereses pagados | (2,512,891) | (3,823,690) |
| Pérdida en cambios - Neta | (465,554) | (658,831) |
| Ganancia por posición monetaria | 733,504 | 1,294,626 |
| | (1,423,482) | (2,224,323) |
| Otros gastos - Neto | 508,990 | 425,978 |
| Amortización del crédito mercantil - Neto | 364,080 | 228,840 |
| Deterioro de activos (Nota 2i.) | 137,661 | |
| | 1,010,731 | 654,818 |
| Utilidad antes de provisiones para Impuesto Sobre la Renta (ISR), Participación de los Trabajadores en la Utilidad (PTU) y de participación en los resultados de compañías asociadas | 4,779,262 | 4,394,969 |
| Provisiones para (Nota 11): | | |
| ISR | 1,911,416 | 1,726,828 |
| PTU | 311,954 | 413,640 |
| Utilidad antes de participación en los resultados de las compañías asociadas | 2,555,892 | 2,254,501 |
| Participación en los resultados de compañías asociadas | 884,328 | 874,473 |
| Utilidad por operaciones continuas | 3,440,220 | 3,128,974 |
| Pérdida por operaciones discontinuadas (Nota 1) | 330,078 | |
| Efecto al inicio del ejercicio por cambios en principios de contabilidad (Nota 2i.) | 300,459 | |
| Utilidad neta | $ 2,809,683 | $ 3,128,974 |
| Utilidad del interés mayoritario | $ 1,969,408 | $ 2,120,580 |
| Utilidad del interés minoritario | 840,275 | 1,008,394 |
| Utilidad neta | $ 2,809,683 | $ 3,128,974 |
| Utilidad neta por acción común (Nota 2r.) | $ 2.32 | $ 2.40 |

Las quince notas adjuntas son parte integrante de estos estados financieros consolidados.

GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE
POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2003 Y 2002

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2003

| | Capital social | Prima neta en colocación de acciones | Utilidades acumuladas | Efecto acumulado de impuesto sobre la renta diferido | Insuficiencia en la actualización del capital contable | Interés minoritario | Total capital contable |
|---|---|---|---|---|---|---|---|
| Saldos al 1 de enero de 2002 | $5,761,966 | $1,841,211 | $50,321,866 | ($7,127,854) | ($29,898,122) | $5,276,724 | $26,175,791 |
| Recompra de acciones propias | (29,601) | | (668,090) | | | | (697,691) |
| Disminución de accionistas minoritarios de subsidiarias por compra de acciones | | | | | | (127,175) | (127,175) |
| Reducción de capital y decreto de dividendos a accionistas minoritarios de subsidiarias | | | | | | (400,285) | (400,285) |
| | (29,601) | | (668,090) | | | (527,460) | (1,225,151) |
| Efecto de conversión | | | | | (53,961) | | (53,961) |
| Efecto de actualización | | | | | 496,771 | 60,830 | 557,601 |
| Utilidad neta del año | | | 2,120,580 | | | 1,008,394 | 3,128,974 |
| Utilidad integral | | | 2,120,580 | | 442,810 | 1,069,224 | 3,632,614 |
| Saldos al 31 de diciembre de 2002 | 5,732,365 | 1,841,211 | 51,774,356 | (7,127,854) | (29,455,312) | 5,818,488 | 28,583,254 |
| Recompra de acciones propias | (33,862) | | (849,378) | | | | (883,240) |
| Disminución de accionistas minoritarios de subsidiarias por compra de acciones | | | | | | (179,499) | (179,499) |
| Reducción de capital y decreto de dividendos en efectivo a accionistas mayoritarios y minoritarios de subsidiarias | | | (607,892) | | | (442,518) | (1,050,410) |
| | (33,862) | | (1,457,270) | | | (622,017) | (2,113,149) |
| Efecto de conversión | | | | | (17,578) | | (17,578) |
| Efecto de actualización | | | | | 532,147 | 135,525 | 667,672 |
| Efecto por cambios en principios contables (Nota 2j.) | | | (107,260) | | | (2,869) | (110,129) |
| Utilidad neta del año | | | 1,969,408 | | | 840,275 | 2,809,683 |
| Utilidad integral | | | 1,862,148 | | 514,569 | 972,931 | 3,349,648 |
| Saldos al 31 de diciembre de 2003 | $5,698,503 | $1,841,211 | $52,179,234 | ($7,127,854) | ($28,940,743) | $6,169,402 | $29,819,753 |

Las quince notas adjuntas son parte integrante de estos estados financieros consolidados.

GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACIÓN FINANCIERA

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2003

| | Año que terminó el 31 de diciembre de | |
|---|---|---|
| Operación: | 2003 | 2002 |
| Utilidad neta | $2,809,683 | $3,128,974 |
| Cargos (créditos) a resultados que no afectaron los recursos: | | |
| Depreciación y amortización | 2,238,942 | 2,152,179 |
| Amortización del crédito mercantil - Neto | 364,080 | 228,840 |
| Obligaciones laborales | 33,307 | 91,274 |
| Participación en los resultados de compañías asociadas | (884,328) | (874,473) |
| Impuesto sobre la renta y participación de los trabajadores en la utilidad diferidos | 50,453 | (496,023) |
| Pérdida por operaciones discontinuadas | 330,078 | |
| Cambios en principios de contabilidad | 300,459 | |
| Deterioro de activos | 137,661 | |
| Otras partidas virtuales | 158,415 | 165,356 |
| | 2,729,067 | 1,267,153 |
| Variación neta en capital de trabajo, excepto efectivo e inversiones temporales y créditos bancarios | (2,089,849) | 2,145,757 |
| Recursos generados por la operación | 3,448,901 | 6,541,884 |
| Financiamiento: | | |
| Disminución en créditos bancarios a corto y largo plazo - Neto | (379,904) | (5,873,524) |
| Recompra de acciones propias | (883,240) | (697,691) |
| Reducción de capital y decreto de dividendos en efectivo a accionistas mayoritarios y minoritarios de subsidiarias | (1,050,410) | (400,285) |
| Recursos utilizados en actividades de financiamiento | (2,313,554) | (6,971,500) |
| Inversión: | | |
| Aumento en inversiones permanentes | (399,975) | (276,427) |
| Adquisición de inmuebles, maquinaria y equipo - Neto | (1,659,792) | (1,456,233) |
| Adquisición de otros activos | (244,594) | (129,290) |
| Dividendos recibidos de asociadas | 801,625 | 672,881 |
| Recursos utilizados en actividades de inversión | (1,502,736) | (1,189,069) |
| Disminución en efectivo e inversiones temporales | (367,389) | (1,618,685) |
| Efectivo e inversiones temporales al principio del año | 2,521,425 | 4,140,110 |
| Efectivo e inversiones temporales al fin del año | $2,154,036 | $2,521,425 |

Las quince notas adjuntas son parte integrante de estos estados financieros consolidados.

## GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

## NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

## 31 DE DICIEMBRE DE 2003 Y 2002

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2003 y, en su caso, en miles de dólares americanos, excepto por los tipos de cambio y número de acciones

### NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA:

Grupo Carso, S. A. de C. V. (Grupo Carso) realiza su actividad a través de empresas subsidiarias, de las cuales es propietaria directa o indirectamente de la mayoría de las acciones comunes representativas de sus capitales sociales. También tiene inversiones en empresas asociadas en las que tiene influencia significativa en su administración, pero sin llegar a tener control.

Los estados financieros consolidados que se acompañan incluyen los de Grupo Carso y los de las subsidiarias, siendo las principales las que se mencionan a continuación:

| | | Porcentaje de participación (%) | |
|---|---|---|---|
| Compañía | Actividad principal | 2003 | 2002 |
| Grupo Calinda, S. A. de C. V. y subsidiarias (Calinda) | Servicios de hotelería. | 100.00 | 100.00 |
| Grupo Sanborns, S. A. de C. V. y subsidiarias (Sanborns) | Operación de tiendas departamentales, de regalos, de discos, restaurantes, cafeterías, pastelerías y administración de centros comerciales. | 83.55 | 81.19 |
| Empresas Frisco, S. A. de C. V. y subsidiarias (Frisco) | Industria minero-metalúrgica, química y transportación ferroviaria. | 99.74 | 99.72 |
| Grupo Condumex, S. A. de C. V. y subsidiarias (Condumex) | Manufactura y comercialización de productos para los mercados de la construcción, de la industria automotriz, de la industria de energía y de las telecomunicaciones. | 99.54 | 99.54 |
| Industrias Nacobre, S. A. de C. V. y subsidiarias (Nacobre) | Fabricación y venta de productos derivados del cobre y aluminio y sus aleaciones, así como de tubos flexibles elaborados con policloruro de vinilo. | 99.75 | 99.89 |
| Porcelanite Holding, S. A. de C. V. y subsidiarias (Porcelanite) | Producción y venta de toda clase de recubrimientos para pisos, muros y similares. | 99.96 | 99.93 |
| Cigarros la Tabacalera Mexicana, S. A. de C. V. y subsidiaria (Cigatam) | Contratación de cosechas de tabaco con cosecheros y fabricación de cigarros. | 50.01 | 50.01 |
| Galas de México, S. A. de C. V. (Galas) | Producción y venta de todo tipo de imprenta, litografía y encuadernación de papelería. | 100.00 | 100.00 |
| Artes Gráficas Unidas, S. A. de C. V. y subsidiaria (Agusa) | Producción y venta de todo tipo de bolsa impresa y película de polietileno y polipropileno para uso en la industria de productos de consumo. | 84.67 | 84.67 |

Durante el año que terminó el 31 de diciembre de 2003 se discontinuó la producción de aluminio primario de la planta Veracruz, propiedad de una subsidiaria de Nacobre. El efecto en el valor de los activos fijos por la discontinuación de esta operación importó $470,160 y neto de Impuesto sobre la Renta (ISR) y Participación de los Trabajadores en la Utilidad (PTU)), asciende a $330,078, cantidad que se presenta en el estado de resultados, en el rubro de "Pérdida por operaciones discontinuadas". En virtud de la poca importancia de la discontinuación antes mencionada en los estados financieros adjuntos, dichos estados no fueron reestructurados y consecuentemente no se hacen revelaciones adicionales.

NOTA 2 - RESUMEN DE POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Los estados financieros consolidados que se acompañan han sido preparados de acuerdo con principios de contabilidad generalmente aceptados, y se expresan en miles de pesos de poder adquisitivo del último ejercicio.

A continuación se resumen las políticas de contabilidad más significativas, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de los efectos de la inflación en la información financiera:

a. Los saldos y transacciones de importancia realizados entre las compañías consolidadas han sido eliminados para efectos de consolidación. La consolidación se efectuó con base en estados financieros auditados de la totalidad de las subsidiarias importantes.

b. Las inversiones en valores incluyen inversiones en títulos de deuda y de capital. Inicialmente se registran a su costo de adquisición y posteriormente se valúan a su valor razonable, el cual se asemeja a su valor de mercado. El valor razonable es la cantidad por la que puede intercambiarse un activo financiero o liquidarse un pasivo financiero, entre partes interesadas y dispuestas, en una transacción en libre competencia.

c. Las inversiones en instrumentos financieros derivados son utilizadas, principalmente, con objeto de reducir el riesgo de movimientos adversos en tasas de interés y tipos de cambio. Los resultados realizados y no realizados sobre dichas inversiones, en el caso de operaciones de cobertura, se reconocen utilizando el método de valuación aplicado al activo o pasivo cubierto y, en el caso de operaciones de especulación, a su valor de realización o su valor razonable a la fecha de la venta o al cierre del ejercicio, respectivamente (véase Nota 8).

d. La inversión en acciones de asociadas se valúa por el método de participación. Conforme a este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las asociadas, posteriores a la fecha de la compra. La participación de Grupo Carso en el resultado de las asociadas se presenta por separado en el estado de resultados.

e. Los inventarios, así como su costo de ventas, se registran originalmente al costo promedio y posteriormente se actualizan a su costo de reposición. Los valores así determinados no exceden a su valor de mercado (véase Nota 6).

f. Los inmuebles, maquinaria y equipo de origen nacional se expresan a su valor actualizado, determinado mediante la aplicación a su costo de adquisición o construcción, de factores derivados del Índice Nacional de Precios al Consumidor (INPC).

La maquinaria y equipo de origen extranjero se actualiza mediante la aplicación, al costo histórico expresado en la moneda de origen, de factores que reflejan la inflación del país de origen a la fecha de valuación, convertido a pesos mexicanos al tipo de cambio del cierre del ejercicio.

La depreciación se calcula principalmente por el método de línea recta con base en las vidas útiles de los activos estimadas por la Administración, tanto sobre el costo de adquisición o construcción como sobre los incrementos por actualización. Dichas vidas estimadas no se mencionaron, ya que varían significativamente por la diversificación de los segmentos de negocio en que participa el Grupo.

g. A partir del 1 de enero de 2003 entraron en vigor los lineamientos establecidos en el Boletín C-8 "Activos Intangibles", emitido por el Instituto Mexicano de Contadores Públicos (IMCP), el cual requiere que los activos intangibles se reconozcan en el balance general, siempre y cuando éstos sean identificables, proporcionen beneficios económicos esperados y se tenga control sobre dichos beneficios. Asimismo, establece que los activos intangibles con vida útil indefinida no se amorticen y los activos intangibles con vida definida se amorticen sistemáticamente, con base en la mejor estimación de su vida útil determinada de acuerdo con la expectativa de los beneficios económicos futuros. Estos activos están sujetos a una evaluación anual sobre su valor recuperable, para precisar la existencia de pérdidas por deterioro en el valor de los mismos. Al 31 de diciembre de 2003 la entrada en vigor de este boletín no generó efectos importantes en la situación financiera de Grupo Carso.

h. El crédito mercantil (exceso del costo de las acciones de subsidiarias y asociadas sobre el valor en libros) y el crédito mercantil negativo (exceso del valor en libros sobre el costo de las acciones de subsidiarias y asociadas) se expresa a su valor actualizado, determinado mediante la aplicación a su valor original de factores derivados del INPC, menos la correspondiente amortización acumulada. La amortización se calcula por el método de línea recta, aplicando las tasas del 10% y 20% a los saldos actualizados, respectivamente. En caso de que se estime pierdan su valor se cancelan en el año en que se conozca dicha pérdida.

i. La Administración de Grupo Carso adoptó en forma anticipada las disposiciones del Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por el IMCP, el cual establece los criterios generales que permiten la identificación, la valuación y, en su caso, el registro de las pérdidas por deterioro o baja de valor en los activos de larga duración, tangibles e intangibles, incluyendo el crédito mercantil. El efecto inicial por la adopción

de los lineamientos establecidos en este Boletín, generó una reducción en el valor de sus activos fijos por $439,394, importe que después de deducir el ISR asciende a $300,459 y se presenta en el estado de resultados en el rubro "Efecto al inicio del ejercicio por cambios en principios de contabilidad". El efecto del año por el deterioro observado en sus activos fijos ascendió a $137,661, importe que se presenta en el estado de resultados como partida especial, originando una reducción de impuestos del ejercicio de $42,118.

j. A partir del 1 de enero de 2003 entraron en vigor los lineamientos del Boletín C-9 "Pasivos, provisiones, activos y pasivos contingentes y compromisos", emitido por el IMCP, y de acuerdo con dicho Boletín los pasivos a cargo de Grupo Carso y las provisiones de pasivo reconocidas en el balance general, representan obligaciones presentes en las que es probable la salida de recursos económicos para liquidar la obligación. Estas provisiones se han registrado contablemente, bajo la mejor estimación razonable efectuada por la Administración para liquidar la obligación presente; sin embargo, los resultados reales podrían diferir de las provisiones reconocidas.

   La adopción de este Boletín significó para Grupo Carso el reconocimiento de la provisión de pasivos ecológicos para remediar el medio ambiente en las áreas destinadas a la explotación minera, al inicio del ejercicio por un importe de $166,060 y un cargo a las utilidades acumuladas neto de impuestos por $110,129 ($105,925 histórico) como efecto acumulado al inicio del ejercicio por obligaciones pasadas, un cargo al ISR diferido por $13,481, y un cargo al activo fijo por $46,654 por obligaciones futuras, el cual está sujeto a las reglas de depreciación con base en la vida probable de la mina, así como a las reglas de deterioro aplicables.

k. El ISR se registra por el método de activos y pasivos con enfoque integral, el cual consiste en reconocer un impuesto diferido para todas las diferencias temporales entre los valores contables y fiscales de los activos y pasivos (véase Nota 11).

   La PTU diferida se registra solamente con base en las diferencias temporales entre la utilidad neta del ejercicio contable y la fiscal aplicable para PTU, que se presume razonablemente provocarán un pasivo o un beneficio en el futuro.

l. Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones que existen bajo los planes de retiro que se tienen establecidos para los empleados, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan tales servicios, con base en estudios actuariales realizados, utilizando el método de crédito unitario proyectado (véase Nota 9).

   Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año que se vuelven exigibles.

m. El capital social, la prima neta en colocación de acciones, las utilidades acumuladas y el efecto acumulado de impuesto diferido representan el valor de dichos conceptos en términos de poder adquisitivo al fin del último ejercicio y se determinan aplicando a los importes históricos factores derivados del INPC.

n. La prima neta en colocación de acciones representa la diferencia en exceso entre el pago por las acciones suscritas y el valor teórico de las mismas.

o. La insuficiencia en la actualización de capital se integra principalmente por el resultado acumulado por posición monetaria inicial y por los efectos de actualización (resultado por tenencia de activos no monetarios), expresados en pesos de poder adquisitivo al fin del último ejercicio.

p. La utilidad integral está representada por la utilidad neta más los efectos de actualización y conversión, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC.

q. El resultado por posición monetaria representa la utilidad por inflación, medida en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año, expresado en pesos de poder adquisitivo del último ejercicio. Las tasas de inflación fueron 3.98% en 2003 y 5.70% en 2002.

r. La utilidad por acción es el resultado de dividir la utilidad neta del año entre el promedio ponderado de acciones en circulación. El promedio de acciones en circulación fue de 849,779,059 y 882,262,311 en 2003 y 2002, respectivamente.

s. Las transacciones en moneda extranjera se registran al tipo de cambio vigente en las fechas de su operación. Los activos y pasivos denominados en dichas monedas se presentan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en el tipo de cambio entre las fechas de las transacciones y la de su liquidación o valuación al cierre del ejercicio se reconocen en los resultados (véase Nota 3).

t. Ciertas reclasificaciones han sido realizadas en las cifras de 2002 para adecuarlas a la presentación actual.

NOTA 3 - POSICIÓN EN MONEDA EXTRANJERA:

Grupo Carso tenía activos y pasivos monetarios en dólares americanos (Dls.) como se muestra a continuación:

| | 31 de diciembre de | |
|---|---|---|
| | 2003 | 2002 |
| Activos | Dls. 312,868 | Dls. 311,308 |
| Pasivos | (1,131,391) | (1,019,851) |
| Posición neta corta | (Dls. 818,523) | (Dls. 708,543) |

Al 31 de diciembre de 2003 y 2002 los tipos de cambio eran de $11.2360 y $10.3125 por dólar americano, respectivamente. Al 1 de marzo de 2004, fecha de emisión de los estados financieros consolidados dictaminados, el tipo de cambio era de $11.0715 por dólar americano.

A continuación se presenta la información de las principales operaciones realizadas en moneda extranjera, en dólares:

| | 31 de diciembre de | |
|---|---|---|
| | 2003 | 2002 |
| Ventas | Dls. 453,879 | Dls. 452,113 |
| Intereses ganados | 1,211 | 2,262 |
| Otros ingresos | 32,984 | 48,222 |
| Compras | (560,395) | (484,601) |
| Intereses pagados | (25,584) | (29,589) |
| Otros | (195,489) | (276,837) |
| Neto | (Dls.293,394) | (Dls.288,430) |

## NOTA 4 - CUENTAS POR COBRAR:

El saldo de cuentas por cobrar se integra como se muestra a continuación:

| | 31 de diciembre de | |
|---|---|---|
| | 2003 | 2002 |
| Clientes | $ 9,223,835 | $8,046,110 |
| Deudores diversos | 667,055 | 785,268 |
| | 9,890,890 | 8,831,378 |
| Estimación para cuentas de cobro dudoso | (286,518) | (331,728) |
| | 9,604,372 | 8,499,650 |
| Impuestos por recuperar | 478,431 | 338,050 |
| Otros | 266,758 | 81,286 |
| | $10,349,561 | $8,918,986 |

## NOTA 5 - SALDOS Y TRANSACCIONES CON PARTES RELACIONADAS:

A continuación se describen los principales saldos con partes relacionadas:

| | 31 de diciembre de | |
|---|---|---|
| Cuentas por cobrar: | 2003 | 2002 |
| Teléfonos de México, S. A. de C. V. | $ 874,443 | $ 489,460 |
| Sinergia Soluciones Integrales de Energía, S. A. de C. V. | 175,769 | 297,782 |
| América Movil, S. A. de C. V. | 85,568 | 29,674 |
| Philip Morris México, S. A. de C. V. | 44,491 | |
| Teléfonos del Noroeste, S. A. de C. V. | 12,118 | |
| Deuda a corto y largo plazo: | | |
| Banco Inbursa, S. A. | 4,203,090 | 4,982,639 |

| Cuentas por pagar: | 31 de diciembre de 2003 | 2002 |
|---|---|---|
| Grupo Primex, S. A. de C. V. | $52,487 | $ - |
| Radiomóvil Dipsa, S. A. de C. V. | 49,001 | - |
| Ferrocarril y Terminal Valle de México, S. A. de C. V. | 6,673 | - |

A continuación se describen las principales transacciones con partes relacionadas:

| | 31 de diciembre de 2003 | 2002 |
|---|---|---|
| Ingresos: | | |
| Ventas* | $16,819,182 | $16,305,220 |
| Egresos: | | |
| Compras | $ 1,350,085 | $ 628,271 |
| Gastos | 510,497 | 325,412 |
| Intereses | 340,420 | 762,929 |

* Incluye las ventas de la subsidiaria Cigatam a la asociada (49.995% de la compañía) Philip Morris México, S. A. de C. V., comercializadora y distribuidora de sus productos, por $11,033,905 y $10,810,799 en 2003 y 2002, respectivamente.

NOTA 6 - INVENTARIOS:

El saldo de inventarios se integra como se muestra a continuación:

| | 31 de diciembre de 2003 | 2002 |
|---|---|---|
| Materia prima | $ 3,707,843 | $ 3,268,622 |
| Producción en proceso | 777,287 | 674,075 |
| Producto terminado | 1,360,908 | 1,284,859 |
| Mercancía en tiendas | 3,871,078 | 3,928,800 |
| Mercancía en tránsito | 206,339 | 267,124 |
| Refacciones y otros inventarios | 1,107,279 | 837,606 |
| | 11,030,734 | 10,261,086 |
| Estimación para obsolescencia de inventarios | (248,695) | (254,891) |
| | $10,782,039 | $10,006,195 |

NOTA 7 - CRÉDITOS BANCARIOS Y DEUDA A CORTO Y LARGO PLAZO:

Los documentos por pagar a corto plazo devengan intereses a tasas variables. Las tasas de interés al cierre de diciembre de 2003 y 2002 se ubican en un promedio ponderado para moneda nacional en 6.09% y 8.54%, respectivamente y para Dls. en 2.48% y 3.61%, respectivamente.

La deuda a largo plazo se integra como sigue:

| | 31 de diciembre de | |
|---|---|---|
| | 2003 | 2002 |
| Préstamos sindicados, en moneda nacional y en Dls. americanos a tasas variables, con vencimientos trimestrales | $ 3,481,345 | $ 7,867,550 |
| Préstamos quirografarios y de fomento a la exportación | 6,028,012 | 5,804,495 |
| Otros préstamos a largo plazo | 4,208,161 | 761,669 |
| | 13,717,518 | 14,433,714 |
| Menos - Porción circulante | (3,119,940) | (4,277,485) |
| Deuda a largo plazo | $10,597,578 | $10,156,229 |

La deuda a largo plazo al 31 de diciembre de 2003 vence como se muestra a continuación:

| Año que terminará el 31 de diciembre de | Importe |
|---|---|
| 2005 | $ 4,621,724 |
| 2006 | 1,635,495 |
| 2007 | 1,532,134 |
| 2008 y posteriores | 2,808,225 |
| | $10,597,578 |

La deuda a largo plazo devenga intereses a tasas variables. Las tasas de interés al cierre de diciembre de 2003 y 2002 se ubicaron en un promedio ponderado para moneda nacional en 7.48% y 8.71%, respectivamente, y para préstamos en Dls. en 2.64% y 3.00%, respectivamente.

Las subsidiarias de Grupo Carso tienen contratados préstamos directos y de fomento a la exportación a tasas variables a mediano y largo plazo, con un último vencimiento en 2013.

Al 31 de diciembre de 2003 Grupo Carso tiene constituido un fideicomiso cuyo objeto es la emisión de certificados bursátiles por un monto de hasta $5,000,000, al amparo de un programa, los recursos obtenidos por las diferentes emisiones de dichos títulos se utilizarán para cubrir las obligaciones, por créditos quirografarios adquiridos, asumiendo la titularidad de dichos créditos. La tasa de interés promedio que pagan las cuatro emisiones de los certificados bursátiles es equivalente a la de los Certificados de la Tesorería de la Federación más 1.27 puntos porcentuales. Al 31 de diciembre de 2003 Grupo Carso tiene un adeudo por $3,550,000 con dicho fideicomiso, cuyo último vencimiento es en octubre de 2008, los intereses que Grupo Carso paga por este adeudo son equivalentes a los que el fideicomiso paga a los tenedores de los certificados bursátiles.

El 16 de diciembre de 2000 Grupo Carso firmó un contrato de crédito sindicado, por un monto de Dls.370,000, para ser liquidado en tres exhibiciones a partir de diciembre de 2002, finalizando en diciembre de 2003. Al 31 de diciembre de 2002 el saldo pendiente del crédito era de Dls.246,670, el cual fue liquidado en su totalidad en diciembre de 2003.

Grupo Carso tenía contratado un crédito por Dls.175,000, que fue firmado en mayo de 2001, con un plazo de 3 años, siendo su último vencimiento en octubre de 2003. Al cierre de 2002 se tenía un saldo por pagar de Dls.87,500, el cual fue prepagado en su totalidad en mayo de 2003.

En agosto de 2001 Grupo Carso obtuvo un crédito sindicado por un monto de $1,800,000, el cual se mantiene a la fecha, este crédito tiene un plazo de 5 años y su último vencimiento es en agosto de 2006. Al cierre de 2003 se tiene un saldo por pagar de $1,050,000.

En septiembre de 2002 Grupo Carso firmó un contrato de crédito por un monto de Dls.225,000, de los cuales Dls.128,750 están pactados a un plazo de 3 años, cuyo último vencimiento es en septiembre de 2005, y los Dls.96,250 restantes se cerraron a un plazo de 5 años, siendo su último vencimiento en septiembre de 2007.

En los contratos de préstamos y las condiciones de los financiamientos obtenidos se establecen obligaciones de hacer y no hacer para los acreditados; adicionalmente requieren que, con base en los estados financieros de Grupo Carso, se mantengan determinadas razones y proporciones financieras. Todos estos requerimientos se cumplen a la fecha de emisión de estos estados financieros.

Al 31 de diciembre de 2003 y 2002 se tienen otros préstamos a largo plazo, así como créditos con garantía de equipo por un monto de Dls.40,301 y Dls.42,600, respectivamente, pactados a tasas variables y con vencimientos que van hasta marzo de 2010.

NOTA 8 - OPERACIONES CON INSTRUMENTOS DERIVADOS:

Grupo Carso llevó a cabo operaciones con instrumentos derivados, con objeto de utilizarlos como sustitutos temporales de operaciones al contado en el mercado de divisas o como mecanismos de cobertura de sus exposiciones de riesgo. Las operaciones realizadas se resumen como sigue:

Forwards de tipo de cambio -

Al 31 de diciembre de 2003 Grupo Carso no tiene contratos vigentes de este tipo. Al 31 de diciembre de 2002 tenía vigentes contratos de compra y de venta de forwards, cuya posición neta de venta fue por Dls.115,000, a un tipo de cambio pactado de $10.3976 en promedio, dichas operaciones vencieron el 7 de febrero de 2003. El efecto neto de las operaciones de este tipo, celebradas durante 2003 y 2002, fue favorable por un importe de $72,873 y $82,318 y se presenta dentro del rubro "Pérdida en cambios - Neta" del estado de resultados.

Swaps de tasas de interés -

Al 31 de diciembre de 2003 y 2002 Grupo Carso tiene contratos de swaps por un monto de $9,946,000 y $9,912,500, respectivamente, por los que está sujeto a intercambiar intereses cada 28 días, pagando tasas fijas en promedio de 10.08% y 10.65%, y cobrando tasas variables referidas a la Tasa de Interés Interbancaria de Equilibrio (TIIE) a 28 días, los vencimientos de dichos contratos son a partir de enero de 2007 y hasta abril de 2012. La TIIE al 31 de diciembre de 2003 y 2002 es de 6.29% y 8.54%, respectivamente. Durante los ejercicios de 2003 y 2002, Grupo Carso pagó por diferenciales netos de tasas importes de $330,366 y $231,054, respectivamente, que se presentan dentro de la cuenta "Intereses pagados".

El efecto de la valuación a mercado de los contratos sin contraparte cubierta con valor de $3,353,200 y $2,550,000 al 31 de diciembre de 2003 y 2002, es de $118,052 y $35,649, respectivamente, y se presenta en el rubro "Cuentas por pagar y otros gastos acumulados" del balance general. El cargo neto a resultados por los años que terminaron el 31 de diciembre de 2003 y 2002 fue de $85,925 y $35,649, respectivamente, y se presenta dentro de la cuenta "Intereses pagados".

Durante los años que terminaron el 31 de diciembre de 2003 y 2002 Grupo Carso registró un importe de $167,911 y $815,954 con cargo a los resultados, correspondiente al valor presente de los flujos esperados de contratos de swaps, que canceló con anticipación a efecto de negociar nuevos contratos con tasas fijas adecuadas a las condiciones vigentes en el mercado. Dicho importe se presenta dentro de la cuenta "Intereses pagados".

Al 31 de diciembre de 2003 y 2002 Grupo Carso tiene contratos de swaps, por un monto de Dls.165,000 y Dls.414,167, respectivamente, por los que está sujeto a intercambiar intereses cada tres meses, pagando tasas fijas en promedio de 2.84% y 4.79%, respectivamente, y cobrando tasas variables referidas a la tasa Libor a tres meses; los vencimientos de los contratos vigentes al

31 de diciembre de 2003 son en junio de 2006 y en junio y octubre de 2008, y el contrato vigente al 31 de diciembre de 2002 fue liquidado en diciembre de 2003. La tasa Libor al 31 de diciembre de 2003 y 2002 es de 1.15% y 1.38%, respectivamente. Durante los ejercicios de 2003 y 2002 Grupo Carso pagó por diferenciales netos de tasas importes de $58,816 y $176,624, respectivamente, y se presenta dentro de la cuenta "Intereses pagados".

Durante el año que terminó el 31 de diciembre de 2003 Grupo Carso registró una utilidad en resultados de $249,985, correspondiente al valor presente de los flujos esperados de contratos de swaps de tasa Libor, que canceló con anticipación. Dicho importe se presenta dentro de la cuenta "Intereses ganados".

NOTA 9 - OBLIGACIONES LABORALES AL RETIRO:

Las empresas de Grupo Carso tienen establecidos planes de retiro para sus trabajadores, a los cuales éstos no contribuyen. Los beneficios bajo dichos planes se basan principalmente en los años de servicio cumplidos por el trabajador y su remuneración a la fecha de retiro. Las obligaciones y costos correspondientes a dichos planes, así como los correspondientes a las primas de antigüedad que los trabajadores tienen derecho a percibir al terminarse la relación laboral después de 15 años de servicios, se reconocen con base en estudios actuariales elaborados por expertos independientes, a través de aportaciones a un fondo de fideicomiso irrevocable, en la mayor parte de los casos.

A continuación se resumen los principales datos financieros de dichos planes:

| | 31 de diciembre de | |
|---|---|---|
| | 2003 | 2002 |
| Obligaciones por beneficios proyectados | ($1,733,100) | ($1,336,532) |
| Activos de los planes a valor de mercado | 1,691,920 | 1,353,963 |
| Situación del fondo | (41,180) | 17,431 |
| Activo (pasivo) de transición por amortizar | 18,923 | (67,510) |
| Variaciones en supuestos y ajustes por amortizar | (33,286) | 128,341 |
| Modificaciones al plan por amortizar | 333,151 | 160,098 |
| Pasivo adicional | (293,890) | (182,660) |
| (Pasivo) activo neto proyectado (incluido en ingresos diferidos y otros activos) | ($ 16,282) | $ 55,700 |
| Costo neto del período | $ 81,414 | $ 91,274 |

Durante el ejercicio de 2003, Grupo Carso realizó aportaciones a los fondos por un importe de $48,107. Las modificaciones a los planes, las variaciones en supuestos y ajustes por experiencia, y el pasivo de transición se están amortizando sobre la vida laboral promedio remanente de los

trabajadores en que se espera reciban los beneficios del plan, la cual varia en las diferentes entidades del Grupo.

NOTA 10 - CAPITAL CONTABLE:

En Asamblea General Ordinaria celebrada el 28 de abril de 2003 los accionistas acordaron el pago de un dividendo en efectivo de $607,892, del que correspondió $0.70 por acción a valor nominal, proveniente del saldo de la Cuenta de Utilidad Fiscal Neta Reinvertida (CUFINRE) consolidada.

Al 31 de diciembre de 2003 el capital social suscrito y pagado de Grupo Carso se encuentra integrado como se muestra a continuación:

| Acciones* | Descripción | Importe |
|---|---|---|
| 915,000,000 | Serie "A1" representativa de la porción fija del capital sin derecho a retiro | $ 1,058,036 |
| (77,539,500) | Acciones recompradas en tesorería | (89,661) |
| 837,460,500 | Capital social histórico | 968,375 |
| | Incremento por actualización | 4,730,128 |
| | Capital social | $ 5,698,503 |

* Acciones ordinarias nominativas, sin expresión de valor nominal.

La utilidad del ejercicio está sujeta a la disposición legal que requiere que, cuando menos un 5% de la utilidad de cada ejercicio sea destinada a incrementar la reserva legal, hasta que ésta sea igual a la quinta parte del importe del capital social pagado. Al 31 de diciembre de 2003 la reserva legal de Grupo Carso asciende a $381,635 (a valor nominal) y cubre el parámetro antes mencionado, dicho importe se presenta en el rubro de "Utilidades acumuladas".

Los dividendos que se paguen estarán libres del ISR si provienen de la Cuenta de Utilidad Fiscal Neta (CUFIN) y, estarán gravados a una tasa que fluctúa entre 4.62% y 7.69% si provienen de la CUFINRE. Los dividendos que excedan de dicha CUFIN causarán un impuesto equivalente al 49.25% y 47.06% si se pagan durante los ejercicios 2004 y 2005, respectivamente. El impuesto causado será a cargo de Grupo Carso y podrá acreditarse contra el ISR del ejercicio o el de los dos ejercicios inmediatos siguientes. Los dividendos pagados no serán sujetos a retención alguna.

En caso de reducción del capital, a cualquier excedente del capital contable sobre los saldos de las cuentas del capital contribuido, se le dará el mismo tratamiento fiscal que el de dividendo, conforme a los procedimientos establecidos por la Ley del Impuesto sobre la Renta (LISR). Al 31 de diciembre de 2003 la CUFIN y la cuenta de capital de aportación ascendían a $17,304,164 y $5,822,538, respectivamente, determinadas conforme a las disposiciones fiscales en vigor.

NOTA 11 - IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO (IA) Y PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD:

Grupo Carso tiene autorización para consolidar sus resultados fiscales para ISR e IA con el carácter de sociedad controladora a partir del ejercicio de 1994. En 2003 y 2002 Grupo Carso determinó una utilidad fiscal consolidada de $2,284,994 y $2,947,560, respectivamente. Los impuestos correspondientes a dichas utilidades fiscales fueron cubiertos con los anticipos efectuados por las controladas y la controladora. La provisión para ISR mostrada en el estado de resultados difiere de la que se determinaría aplicando una tasa del 34% y 35% para 2003 y 2002, respectivamente, a la utilidad antes de provisiones, debido básicamente a: i) diferencias de carácter permanente, originadas por el reconocimiento de los efectos de la inflación sobre diferentes bases y los gastos no deducibles y ii) algunas diferencias temporales activas, de las cuales no existe certidumbre en su reversión, originadas entre otras por la amortización del crédito mercantil activo.

La provisión para ISR se analiza como se muestra a continuación:

| | 31 de diciembre de | |
|---|---|---|
| | 2003 | 2002 |
| ISR causado | $1,757,659 | $2,036,665 |
| ISR diferido | 85,746 | (403,540) |
| IA | 68,011 | 93,703 |
| Total provisión | $1,911,416 | $1,726,828 |

Como resultado de las modificaciones a la LISR aprobadas el 1 de enero de 2002, la tasa del ISR será del 33% y 32%, en 2004 y 2005, respectivamente. En consecuencia, el efecto de esta disminución en la tasa del ISR fue considerado en la valuación del ISR diferido.

Las principales diferencias temporales sobre las que se reconoció ISR diferido se analizan a continuación:

| | 31 de diciembre de | |
|---|---|---|
| | 2003 | 2002 |
| Inversiones temporales en acciones | $ 32,359 | $ 24,313 |
| Cuentas por cobrar por ventas en abonos | 3,589,617 | 3,224,244 |
| Inventarios - Neto | 9,826,272 | 9,789,741 |
| Inmuebles, maquinaria y equipo | 17,269,662 | 15,747,303 |
| Crédito mercantil amortizado | 1,367,418 | 1,757,760 |
| Reservas complementarias de activo | (1,064,586) | (1,353,825) |
| Pérdidas fiscales | (1,529,259) | (903,306) |
| Otros | (270,642) | (512,146) |
| | 29,220,841 | 27,774,084 |
| Tasa de ISR aplicable | 33% | 34% |
| | 9,642,878 | 9,443,188 |
| Efecto por diferencia en tasa futura reconocido anticipadamente | (167,599) | (149,144) |
| | 9,475,279 | 9,294,044 |
| IA por recuperar | (682,797) | (318,316) |
| | 8,792,482 | 8,975,728 |
| ISR diferido (CUFINRE a largo plazo) | 183,474 | 239,092 |
| ISR diferido pasivo - Neto | $ 8,975,956 | $ 9,214,820 |

El IA se causa a la tasa del 1.8% sobre el importe neto de ciertos activos y pasivos, sólo cuando éste excede al ISR a cargo.

Durante el ejercicio que terminó el 31 de diciembre de 2003 y 2002 Grupo Carso estimó un IA consolidado de $456,598 y $441,075, respectivamente, importes que fueron inferiores a los correspondientes al ISR, por lo que se pagó este último.

La PTU se calcula aplicando los procedimientos establecidos por la LISR. Para el cálculo de este concepto no se consideran los efectos de la inflación para efectos fiscales ni las pérdidas fiscales por amortizar.

Las provisiones para PTU se analizan como se muestra a continuación:

| | 31 de diciembre de | |
|---|---|---|
| | 2003 | 2002 |
| PTU causada | $347,247 | $506,123 |
| PTU diferida | (35,293) | (92,483) |
| Total provisión | $311,954 | $413,640 |

## NOTA 12 - INFORMACIÓN POR SEGMENTOS:

A continuación se presenta, en forma condensada, cierta información financiera al 31 de diciembre de 2003 y 2002 de los segmentos de negocio en los que opera Grupo Carso:

| | 2003 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Tabacalera | Recubrimientos cerámicos | Derivados del cobre y aluminio | Productos para las industrias automotriz, construcción y telecomunicaciones | Comercial | Minería | Otros y eliminaciones | Total |
| Ingresos de operación | $11,058,042 | $3,248,869 | $5,047,964 | $ 13,811,927 | $19,079,896 | $3,127,673 | $1,311,254 | $56,685,625 |
| Utilidad de operación | $ 752,728 | $ 728,172 | $ 332,244 | $ 1,608,146 | $ 2,977,353 | $ 354,915 | $ 459,917 | $ 7,213,475 |
| Utilidad (pérdida) neta consolidada del año | $ 383,297 | $ 338,980 | ($ 370,012) | $ 565,799 | $ 1,690,137 | ($ 478,770) | $ 680,252 | $ 2,809,683 |
| Depreciación y amortización | $ 145,003 | $ 313,053 | $ 251,115 | $ 473,003 | $ 591,225 | $ 367,326 | $ 98,217 | $ 2,238,942 |
| Amortización del crédito mercantil y crédito diferido | $ 0 | $ 17,348 | $ 0 | $ 50,806 | $ 125,182 | $ 61,223 | $ 109,521 | $ 364,080 |
| Inversiones en acciones y fideicomiso inmobiliario no consolidado | $ 0 | $ 0 | $ 145 | $ 657,936 | $ 896,372 | $ 100,494 | $ 917,286 | $ 2,572,233 |
| Activo total | $ 3,857,375 | $6,033,060 | $8,613,886 | $ 15,445,935 | $22,724,044 | $7,054,293 | $2,218,452 | $65,947,045 |
| Pasivo total | $ 2,656,818 | $3,493,133 | $4,440,282 | $ 5,906,718 | $13,308,904 | $4,789,599 | $1,531,838 | $36,127,292 |

| | 2002 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Tabacalera | Recubrimientos cerámicos | Derivados del cobre y aluminio | Productos para las industrias automotriz, construcción y telecomunicaciones | Comercial | Minería | Otros y eliminaciones | Total |
| Ingresos de operación | $10,810,799 | $2,978,930 | $4,663,376 | $ 12,616,952 | $18,547,863 | $2,753,248 | $1,579,261 | $53,950,429 |
| Utilidad de operación | $ 728,362 | $ 557,956 | $ 442,167 | $ 1,694,020 | $ 2,946,826 | $ 407,534 | $ 497,245 | $ 7,274,110 |
| Utilidad (pérdida) neta consolidada del año | $ 499,271 | $ 77,593 | $ 128,900 | $ 705,240 | $ 1,896,601 | ($ 119,941) | ($ 58,690) | $ 3,128,974 |
| Depreciación y amortización | $ 192,074 | $ 299,493 | $ 243,814 | $ 403,952 | $ 598,802 | $ 279,614 | $ 134,430 | $ 2,152,179 |
| Amortización del crédito mercantil y crédito diferido | $ 0 | $ 17,970 | $ 0 | $ 80,793 | ($ 106,112) | $ 59,601 | $ 176,588 | $ 228,840 |
| Inversiones en acciones y fideicomiso inmobiliario no consolidado | $ 0 | $ 0 | $ 151 | $ 730,319 | $ 714,929 | $ 104,328 | $ 909,097 | $ 2,458,824 |
| Activo total | $ 4,099,945 | $5,897,039 | $8,773,350 | $ 13,068,080 | $22,009,246 | $7,332,666 | $4,192,918 | $65,373,244 |
| Pasivo total | $ 2,764,841 | $3,601,165 | $4,433,802 | $ 4,739,478 | $14,058,474 | $4,656,595 | $2,535,635 | $36,789,990 |

NOTA 13 - COMPROMISOS:

A través de un acuerdo suscrito el 20 de diciembre de 2001, Sears prorrogó por 10 años, a partir del 17 de abril de 2002, el contrato de licencia de uso de marcas, el cual prevé el pago del 1% sobre los ingresos por venta de mercancía a través del cual se le permite la utilización del nombre de Sears tanto en su razón social como en sus tiendas, así como la explotación de las marcas propiedad de Sears Roebuck and Company, dentro de las que destacan Craftsman y Kenmore.

Al 31 de diciembre de 2003 y 2002 Sanborns ha celebrado contratos con proveedores para la remodelación y construcción de algunas de sus tiendas. El monto de los compromisos contraídos por estos conceptos ascienden aproximadamente a $112,381 y $138,424, respectivamente.

Frisco vende sus minerales con base en convenios de ventas, generalmente renovados cada año, en los que establece las condiciones y la referencia a precios de metales en mercados internacionales. La subsidiaria Química Flúor, S. A. de C. V. tiene celebrados diversos contratos a largo plazo, ajustables anualmente, con Atofina Chemicals, Inc., E.I. Du Pont de Nemours & Co. y Solvay Fluorides, Inc., en los que se compromete a venderles una parte importante de su producción de ácido flourhídrico a precios similares a los de mercado.

Al 31 de diciembre de 2003 y 2002 la subsidiaria Ferrosur, S. A. de C. V., como parte de los compromisos de inversión que tiene en términos del "Plan de Negocios", que forma parte del título de concesión que se le otorgó para explotar la vía general de comunicación ferroviaria del sureste, que incluye, entre otros aspectos, el cumplimiento del presupuesto de inversiones en equipo rodante, maquinaria y equipo, señales y comunicaciones, vía férrea, diversas estructuras y mantenimiento. En los años de 2003 y 2002 se invirtieron $359,000 y $342,094, en rehabilitación de vías y adquisición de equipo rodante, principalmente. De acuerdo con el plan de negocio se deben realizar inversiones por importes de $128,000 y $255,791 durante 2004 y 2003, respectivamente.

NOTA 14 - CONTINGENCIAS:

En enero de 2000, COC Services, Ltd. (COC Services) presentó una demanda contra CompUSA, Inc. (CompUSA) en el Tribunal de Distrito del Condado de Dallas, Texas, aseverando varias reclamaciones contractuales y de responsabilidad civil contra CompUSA que se generan de una carta de intención relativa a franquicias a tiendas detallistas en México. La demanda señaló también sus demandas contra otros demandados, incluyendo a Grupo Carso, Sanborns y al ingeniero Carlos Slim Helú. COC Services pretendió el pago de daños reales por Dls.150,000 de CompUSA ocasionados por incumplimiento del contrato, interferencia extracontractual con contrato y posible contrato y demandas por conspiración por Dls.2,000 en daños por demanda de fraude, y daños punitivos por Dls.300,000. COC Services también pretendió recuperar intereses, costos legales y costos ante los tribunales.

La demanda fue transferida al Tribunal de Distrito 116 del Condado de Dallas, Texas donde fue juzgado por jurado en enero y febrero de 2001. En febrero de 2001, el jurado entregó su fallo declarando a todos los demandados culpables de varias de las reclamaciones en su contra y condenando a cada uno de los demandados a pagar daños compensatorios y punitivos. Los daños reales adjudicados a COC Servicies por daños punitivos a pagar por los demandados son los siguientes: Dls.175,500 contra James Halpin, el expresidente y anterior director general de CompUSA, Dls.94,500 contra CompUSA, Dls.67,500 contra el ingeniero Slim, Dls.13,500 contra Grupo Carso y Dls.13,500 contra Sanborns. Con base en estos fallos del jurado, las partes presentaron un escrito al tribunal sobre varios aspectos legales que afectan el fallo definitivo.

El 18 de mayo de 2001, el juez redujo daños de Dls.454,000 a Dls.121,500, o sea una reducción del 73% del veredicto en contra de Grupo Carso, Sanborns, ingeniero Carlos Slim Helú, CompUSA y su anterior director general señor James Halpin. El juez eliminó también, en el caso, las determinaciones del jurado en contra de CompUSA y del señor James Halpin.

Grupo Carso, Sanborns y el ingeniero Slim han realizado diversas actuaciones en el procedimiento y apelaron la sentencia en los tribunales correspondientes de Texas. Las apelaciones están en trámite y no es posible anticipar el resultado de las mismas, aún cuando se ha contratado una fianza para garantizar el pago que pudiera derivar de una resolución definitiva. Aunque se obtuvo una reducción del veredicto, se tiene planeado continuar ejercitando todas las acciones legales, ante todas las instancias procedentes, durante el tiempo que sea necesario, con el fin de obtener la exoneración de las acusaciones pendientes.

Además, se tiene conocimiento de que COC Services, apeló la sentencia con el fin de obtener una resolución más cercana al veredicto del jurado y volver a incluir a CompUSA y al señor James Halpin. Las apelaciones del caso han sido tramitadas y argumentadas. Actualmente, se encuentran en espera de la decisión de la Corte de apelaciones.

NOTA 15 - NUEVOS PRONUNCIAMIENTOS CONTABLES:

Durante 2003 el IMCP emitió el Boletín C-12 "Instrumentos financieros con características de pasivo, de capital o de ambos", el cual destaca las diferencias entre los pasivos y capital contable, desde el punto de vista del emisor, como base para identificar, clasificar y contabilizar, en su reconocimiento inicial, los componentes de pasivo y de capital de los instrumentos financieros combinados.

Este Boletín establece la metodología para separar del monto de la contraprestación recibida en la colocación de los instrumentos financieros combinados, los montos correspondientes al pasivo y al capital contable, la cual se basa en la naturaleza residual del capital contable, evitando el uso de valores razonables para afectar el capital contable en las transacciones iniciales. Asimismo, establece que los costos iniciales incurridos por la emisión de los instrumentos combinados a partir del 1 de enero de 2004, se asignen al pasivo y al capital contable en la misma proporción que los montos de los componentes reconocidos como pasivos y como capital contable, que las pérdidas y ganancias relacionados con componentes de instrumentos financieros clasificados

como pasivos, se registren en el costo integral de financiamiento y que las distribuciones de los rendimientos a los propietarios de componentes de instrumentos financieros clasificados como capital contable, se carguen directamente a una cuenta de capital que no sea la cuenta de resultados del ejercicio.

Para la adopción de este Boletín no se requiere reformular información de ejercicios anteriores ni reconocer un efecto inicial acumulado en el resultado del ejercicio en que se adopte el mismo, de acuerdo con lo establecido en su párrafo transitorio. No obstante, se estima que la adopción de este boletín no tendrá impacto en los estados financieros de Grupo Carso.